
05065203

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated August 25, 2005
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

000-16107, 333-109722
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 25, 2005.



Citicorp Mortgage Securities, Inc.
(Registrant)



By:
Name: Howard Darmstadter
Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS 8-K AND EXHIBIT CONSISTING OF COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: August 25, 2005
(Date of earliest event reported)

CITICORP MORTGAGE SECURITIES, INC.
(Packager and Servicer)
(Issuer in Respect of the REMIC Pass-Through Certificates Series 2005-5)
(Exact name of registrant as specified in charter)

Delaware	000-16107, 333-109722	13-3408717
(State or other jurisdiction of organization)	**(Commission File Nos.)**	**(I.R.S. Employer Identification No.)**

1000 Technology Drive, O'Fallon, Missouri	63368
(Address of principal executive offices)	**(Zip Code)**

Registrant's Telephone Number, including area code (636) 261-1313

(Former name, former address and former fiscal year, if changed since last report.)

Item 8.01. Other Events.

CITICORP MORTGAGE SECURITIES, INC.
REMIC Pass-Through Certificates, Series 2005-5

Attached as Exhibit I are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) and/or Structural Term Sheets (as defined in the no-action letter dated February 17, 1995 issued by the Securities and Exchange Commission to the Public Securities Association) prepared by Credit Suisse First Boston LLC that are required to be filed pursuant to such letters.

G:\425_LEGAL\CAPITAL MARKETS\S&F\MORTGAGE\CMSI\2005\2005-5\8-K\COMP MATS 8-K\8-KCOMPMATS2005-5V1.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CITICORP MORTGAGE SECURITIES, INC.
(Registrant)

By: /s/ Howard Darmstadter
Howard Darmstadter
Assistant Secretary

Dated: August 25, 2005

EXHIBIT INDEX

Exhibit No.		Page No.
I	Computational Materials/Structural Term Sheets prepared by Credit Suisse First Boston LLC	5

```
--------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
--------------------------------------------------
$          DEAL: CMSI05-5G1BBG
$       PRICING: 300 PSA
$    SETTLEMENT: 20050831
------------------------------------------
------------------------------------------
$                     BLOCK: 1
!{            TRANCHE NAME: 1N1 }
$          ORIGINAL_AMOUNT: 35000000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 2
!{            TRANCHE NAME: 1S1 }
$          ORIGINAL_AMOUNT: 52146800.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 3
!{            TRANCHE NAME: 1S2 }
$          ORIGINAL_AMOUNT: 52146800.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.25
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 4
!{            TRANCHE NAME: 1S3 }
$          ORIGINAL_AMOUNT: 52146800.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 5
!{            TRANCHE NAME: 1S4 }
$          ORIGINAL_AMOUNT: 52146800.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.75
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 6
!{            TRANCHE NAME: 1S5 }
$          ORIGINAL_AMOUNT: 52146800.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 6
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
```

```
----------------------------------------------------
$                BLOCK: 7
!{        TRANCHE NAME: 1L1 }
$      ORIGINAL_AMOUNT: 54266000.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.5
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20050801
$   FIRST_PAYMENT_DATE: 20050925
$    NEXT_PAYMENT_DATE: 20050925
$       ACCRUAL_METHOD: THIRTY_360
----------------------------------------------------
$                BLOCK: 8
!{        TRANCHE NAME: 1B1 }
$      ORIGINAL_AMOUNT: 8974359.00
$       CURRENT_FACTOR: 1.000000000
$       CURRENT_COUPON: 5.5
$       PRINCIPAL_FREQ: 12
$        PAYMENT_DELAY: 24
$           DATED_DATE: 20050801
$   FIRST_PAYMENT_DATE: 20050925
$    NEXT_PAYMENT_DATE: 20050925
$       ACCRUAL_METHOD: THIRTY_360
----------------------------------------------------
----------------------------------------------------
----------------------------------------------------
$              TRANCHE: 1
$                 NAME: 1N1
$                CSORT: 1
$                 TYPE: NAS
$         RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
----------------------------------------------------
$              TRANCHE: 2
$                 NAME: 1S1
$                CSORT: 2
$                 TYPE:
$         RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
----------------------------------------------------
$              TRANCHE: 3
$                 NAME: 1S2
$                CSORT: 3
$                 TYPE:
$         RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
----------------------------------------------------
$              TRANCHE: 4
$                 NAME: 1S3
$                CSORT: 4
$                 TYPE:
$         RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
----------------------------------------------------
$              TRANCHE: 5
$                 NAME: 1S4
$                CSORT: 5
$                 TYPE:
$         RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
----------------------------------------------------
$              TRANCHE: 6
$                 NAME: 1S5
$                CSORT: 6
$                 TYPE:
$         RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
----------------------------------------------------
$              TRANCHE: 7
$                 NAME: 1L1
$                CSORT: 7
$                 TYPE:
$         RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
----------------------------------------------------
$              TRANCHE: 8
$                 NAME: 1B1
$                CSORT: 8
```

```
$               TYPE: SUB
$         RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
--------------------------------------------------
$      END_TRANCHES:
--------------------------------------------------
--------------------------------------------------
     END OF BOND FILE
****************************************************
$          VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
--------------------------------------------------
$     AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                      WHOLE 20050801 55 54
--------------------------------------------------
$      ASSUMED_POOLS:
-------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
-------------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.500000000  358974359.00  358974359.00  5.900000000            WAM=360 360
0
```

CMSI 05-5

Group 1

Pay rules

1. Pay the NAS Priority Amount to the 1N1
2. Pay pro-rata to the 1S1-1S5 until retired
3. Pay the 1L1 until retired
4. Pay 1N1 until retired

Notes

Pxing Speed = 300 psa

NAS bonds = 1N1 standard 60 mo lockout. (apply shift to both sched and prepays)
NAS Priority = Total 1N1 Balance/Total Non-PO Balance

Settlement = 8/31/05

	A	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1					Deal Summary Report							CMSI05-5G1BBG			
3					Assumptions							Collateral			
4	Settlement	31-Aug-05	Prepay		300 PSA					Balance	WAC	WAM	Age	WAL	Dur
5	1st Pay Date	25-Sep-05	Default		0 CDR					$358,974,359.00	5.9	360	0	5.72	
6			Recovery	0	months										
7			Severity		0%										
9	Tranche	Balance	Coupon	Principal	Avg	Dur	Yield	Spread	Bench	Price	$@1bp	Accrued	NetNet	Dated	Notes
10	Name			Window	Life			bp		%		Int(M)	(MM)	Date	
11	1N1	35,000,000.00	5.5	09/10 - 08/35	11.05		0	0	Interp			160.42	0	1-Aug-05	FIX
12	1S1	52,146,800.00	5	09/05 - 05/13	3.57		0	0	Interp			217.28	0	1-Aug-05	FIX
13	1S2	52,146,800.00	5.25	09/05 - 05/13	3.57		0	0	Interp			228.14	0	1-Aug-05	FIX
14	1S3	52,146,800.00	5.5	09/05 - 05/13	3.57		0	0	Interp			239.01	0	1-Aug-05	FIX
15	1S4	52,146,800.00	5.75	09/05 - 05/13	3.57		0	0	Interp			249.87	0	1-Aug-05	FIX
16	1S5	52,146,800.00	6	09/05 - 05/13	3.57		0	0	Interp			260.73	0	1-Aug-05	FIX
17	1L1	54,266,000.00	5.5	05/13 - 08/35	11.84		0	0	Interp			248.72	0	1-Aug-05	FIX
18	1B1	8,974,359.00	5.5	09/05 - 08/35	10.3		0	0	Interp			41.13	0	1-Aug-05	FIX
19															
20															
23															
24															

25	Treasury							Swaps					
26	Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
27	Yld	3.450	3.803	3.845	3.915	4.117	4.361	4.003	4.166	4.244	4.351	4.543	4.824

CMSI05-5G1BBG - Dec - 1S3

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	93	91	89
25-Aug-07	97	90	77	71	64
25-Aug-08	95	81	56	45	34
25-Aug-09	93	72	38	24	12
25-Aug-10	91	64	23	8	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	4	0	0
25-Aug-13	84	44	0	0	0
25-Aug-14	81	38	0	0	0
25-Aug-15	79	33	0	0	0
25-Aug-16	76	29	0	0	0
25-Aug-17	73	24	0	0	0
25-Aug-18	70	20	0	0	0
25-Aug-19	67	16	0	0	0
25-Aug-20	64	13	0	0	0
25-Aug-21	60	9	0	0	0
25-Aug-22	56	6	0	0	0
25-Aug-23	52	3	0	0	0
25-Aug-24	48	1	0	0	0
25-Aug-25	43	0	0	0	0
25-Aug-26	38	0	0	0	0
25-Aug-27	33	0	0	0	0
25-Aug-28	28	0	0	0	0
25-Aug-29	22	0	0	0	0
25-Aug-30	16	0	0	0	0
25-Aug-31	9	0	0	0	0
25-Aug-32	2	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.01	7.99	3.57	2.92	2.52
Principal Win	Sep05-Jan33	Sep05-Nov24	Sep05-May13	Sep05-Jun11	Sep05-May10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

00010

CMSI05-5G1BBG - Dec - 1S4

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	93	91	89
25-Aug-07	97	90	77	71	64
25-Aug-08	95	81	56	45	34
25-Aug-09	93	72	38	24	12
25-Aug-10	91	64	23	8	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	4	0	0
25-Aug-13	84	44	0	0	0
25-Aug-14	81	38	0	0	0
25-Aug-15	79	33	0	0	0
25-Aug-16	76	29	0	0	0
25-Aug-17	73	24	0	0	0
25-Aug-18	70	20	0	0	0
25-Aug-19	67	16	0	0	0
25-Aug-20	64	13	0	0	0
25-Aug-21	60	9	0	0	0
25-Aug-22	56	6	0	0	0
25-Aug-23	52	3	0	0	0
25-Aug-24	48	1	0	0	0
25-Aug-25	43	0	0	0	0
25-Aug-26	38	0	0	0	0
25-Aug-27	33	0	0	0	0
25-Aug-28	28	0	0	0	0
25-Aug-29	22	0	0	0	0
25-Aug-30	16	0	0	0	0
25-Aug-31	9	0	0	0	0
25-Aug-32	2	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.01	7.99	3.57	2.92	2.52
Principal Win	Sep05-Jan33	Sep05-Nov24	Sep05-May13	Sep05-Jun11	Sep05-May10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you *solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not* the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G1BBG - Dec - 1S5

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	93	91	89
25-Aug-07	97	90	77	71	64
25-Aug-08	95	81	56	45	34
25-Aug-09	93	72	38	24	12
25-Aug-10	91	64	23	8	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	4	0	0
25-Aug-13	84	44	0	0	0
25-Aug-14	81	38	0	0	0
25-Aug-15	79	33	0	0	0
25-Aug-16	76	29	0	0	0
25-Aug-17	73	24	0	0	0
25-Aug-18	70	20	0	0	0
25-Aug-19	67	16	0	0	0
25-Aug-20	64	13	0	0	0
25-Aug-21	60	9	0	0	0
25-Aug-22	56	6	0	0	0
25-Aug-23	52	3	0	0	0
25-Aug-24	48	1	0	0	0
25-Aug-25	43	0	0	0	0
25-Aug-26	38	0	0	0	0
25-Aug-27	33	0	0	0	0
25-Aug-28	28	0	0	0	0
25-Aug-29	22	0	0	0	0
25-Aug-30	16	0	0	0	0
25-Aug-31	9	0	0	0	0
25-Aug-32	2	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.01	7.99	3.57	2.92	2.52
Principal Win	Sep05-Jan33	Sep05-Nov24	Sep05-May13	Sep05-Jun11	Sep05-May10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00012

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G1BBG - Dec - 1L1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	83
25-Aug-11	100	100	100	92	41
25-Aug-12	100	100	100	58	16
25-Aug-13	100	100	92	37	4
25-Aug-14	100	100	72	25 *	
25-Aug-15	100	100	57	19 *	
25-Aug-16	100	100	46	14 *	
25-Aug-17	100	100	36	10 *	
25-Aug-18	100	100	29	7 *	
25-Aug-19	100	100	23	5 *	
25-Aug-20	100	100	18	4 *	
25-Aug-21	100	100	14	3 *	
25-Aug-22	100	100	11	2 *	
25-Aug-23	100	100	9	2 *	
25-Aug-24	100	100	7	1 *	
25-Aug-25	100	90	5	1 *	
25-Aug-26	100	78	4	1 *	
25-Aug-27	100	67	3 *	*	
25-Aug-28	100	57	2 *	*	
25-Aug-29	100	47	2 *	*	
25-Aug-30	100	38	1 *	*	
25-Aug-31	100	29	1 *	*	
25-Aug-32	100	21 *	*	*	
25-Aug-33	77	14 *	*	*	
25-Aug-34	40	7 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	28.73	24.01	11.84	8.34	6
Principal Win	Jan33-Aug35	Nov24-Aug35	May13-Aug35	Jun11-Aug35	May10-Aug35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G1BBG - Dec - 1N1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	99	98	94	92	89
25-Aug-12	99	95	86	82	77
25-Aug-13	97	90	75	68	62
25-Aug-14	96	84	63	54	45
25-Aug-15	93	77	50	40	31
25-Aug-16	91	70	40	30	21
25-Aug-17	88	64	32	22	14
25-Aug-18	85	58	25	16	10
25-Aug-19	82	53	20	12	7
25-Aug-20	79	48	16	9	4
25-Aug-21	76	43	12	6	3
25-Aug-22	72	39	10	5	2
25-Aug-23	68	34	8	3	1
25-Aug-24	64	30	6	2	1
25-Aug-25	60	27	4	2	1
25-Aug-26	55	23	3	1 *	
25-Aug-27	51	20	3	1 *	
25-Aug-28	46	17	2	1 *	
25-Aug-29	40	14	1 *	*	
25-Aug-30	34	11	1 *	*	
25-Aug-31	28	9	1 *	*	
25-Aug-32	22	6 *	*	*	
25-Aug-33	15	4 *	*	*	
25-Aug-34	8	2 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	21.02	15.68	11.05	9.95	9.2
Principal Win	Sep10-Aug35	Sep10-Aug35	Sep10-Aug35	Sep10-Aug35	Sep10-Aug35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00014

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G1BBG - Dec - 1B1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	95	95	95	95	95
25-Aug-10	93	93	93	93	93
25-Aug-11	91	90	86	84	82
25-Aug-12	89	86	78	74	70
25-Aug-13	88	81	68	61	55
25-Aug-14	86	75	56	48	41
25-Aug-15	83	69	45	36	28
25-Aug-16	81	63	36	26	19
25-Aug-17	79	57	29	19	13
25-Aug-18	76	52	23	14	9
25-Aug-19	74	47	18	11	6
25-Aug-20	71	43	14	8	4
25-Aug-21	68	39	11	6	3
25-Aug-22	65	35	9	4	2
25-Aug-23	61	31	7	3	1
25-Aug-24	57	27	5	2	1
25-Aug-25	54	24	4	1	1
25-Aug-26	50	21	3	1 *	
25-Aug-27	45	18	2	1 *	
25-Aug-28	41	15	2 *	*	
25-Aug-29	36	12	1 *	*	
25-Aug-30	31	10	1 *	*	
25-Aug-31	25	8	1 *	*	
25-Aug-32	20	6 *	*	*	
25-Aug-33	13	4 *	*	*	
25-Aug-34	7	2 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.23	14.45	10.3	9.32	8.64
Principal Win	Sep05-Aug35	Sep05-Aug35	Sep05-Aug35	Sep05-Aug35	Sep05-Aug35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00015

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G1BBG - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	95	94	92
25-Aug-07	97	93	83	79	74
25-Aug-08	96	86	68	60	52
25-Aug-09	95	80	55	45	36
25-Aug-10	93	74	44	33	25
25-Aug-11	91	68	36	25	17
25-Aug-12	89	63	29	19	12
25-Aug-13	88	58	23	14	8
25-Aug-14	86	53	18	10	5
25-Aug-15	83	48	15	8	4
25-Aug-16	81	44	12	6	3
25-Aug-17	79	40	9	4	2
25-Aug-18	76	37	7	3	1
25-Aug-19	74	33	6	2	1
25-Aug-20	71	30	5	2	1
25-Aug-21	68	27	4	1 *	
25-Aug-22	65	24	3	1 *	
25-Aug-23	61	22	2	1 *	
25-Aug-24	57	19	2 *	*	
25-Aug-25	54	17	1 *	*	
25-Aug-26	50	15	1 *	*	
25-Aug-27	45	13	1 *	*	
25-Aug-28	41	11	1 *	*	
25-Aug-29	36	9 *	*	*	
25-Aug-30	31	7 *	*	*	
25-Aug-31	25	5 *	*	*	
25-Aug-32	20	4 *	*	*	
25-Aug-33	13	3 *	*	*	
25-Aug-34	7	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.23	11.32	5.72	4.58	3.85
Principal Win	Sep05-Aug35	Sep05-Aug35	Sep05-Aug35	Sep05-Aug35	Sep05-Aug35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been *independently verified by CSFB*. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any *sale of securities in any jurisdiction in* which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
------------------------------------------------
$          DEAL: CMSI05-5G2BBG
$       PRICING: 350 PSA
$    SETTLEMENT: 20050831
------------------------------------------
------------------------------------------
$                       BLOCK: 1
!{               TRANCHE NAME: 2PT1 }
$             ORIGINAL_AMOUNT: 20000000.00
$              CURRENT_FACTOR: 1.000000000
$              CURRENT_COUPON: 5
$              PRINCIPAL_FREQ: 12
$               PAYMENT_DELAY: 24
$                  DATED_DATE: 20050801
$          FIRST_PAYMENT_DATE: 20050925
$           NEXT_PAYMENT_DATE: 20050925
$              ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                       BLOCK: 2
!{               TRANCHE NAME: 2S1 }
$             ORIGINAL_AMOUNT: 3494600.00
$              CURRENT_FACTOR: 1.000000000
$              CURRENT_COUPON: 4.5
$              PRINCIPAL_FREQ: 12
$               PAYMENT_DELAY: 24
$                  DATED_DATE: 20050801
$          FIRST_PAYMENT_DATE: 20050925
$           NEXT_PAYMENT_DATE: 20050925
$              ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                       BLOCK: 3
!{               TRANCHE NAME: 2S2 }
$             ORIGINAL_AMOUNT: 3494600.00
$              CURRENT_FACTOR: 1.000000000
$              CURRENT_COUPON: 4.75
$              PRINCIPAL_FREQ: 12
$               PAYMENT_DELAY: 24
$                  DATED_DATE: 20050801
$          FIRST_PAYMENT_DATE: 20050925
$           NEXT_PAYMENT_DATE: 20050925
$              ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                       BLOCK: 4
!{               TRANCHE NAME: 2S3 }
$             ORIGINAL_AMOUNT: 3494600.00
$              CURRENT_FACTOR: 1.000000000
$              CURRENT_COUPON: 5
$              PRINCIPAL_FREQ: 12
$               PAYMENT_DELAY: 24
$                  DATED_DATE: 20050801
$          FIRST_PAYMENT_DATE: 20050925
$           NEXT_PAYMENT_DATE: 20050925
$              ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                       BLOCK: 5
!{               TRANCHE NAME: 2S4 }
$             ORIGINAL_AMOUNT: 3494600.00
$              CURRENT_FACTOR: 1.000000000
$              CURRENT_COUPON: 5.25
$              PRINCIPAL_FREQ: 12
$               PAYMENT_DELAY: 24
$                  DATED_DATE: 20050801
$          FIRST_PAYMENT_DATE: 20050925
$           NEXT_PAYMENT_DATE: 20050925
$              ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                       BLOCK: 6
!{               TRANCHE NAME: 2S5 }
$             ORIGINAL_AMOUNT: 3494600.00
$              CURRENT_FACTOR: 1.000000000
$              CURRENT_COUPON: 5.5
$              PRINCIPAL_FREQ: 12
$               PAYMENT_DELAY: 24
$                  DATED_DATE: 20050801
$          FIRST_PAYMENT_DATE: 20050925
$           NEXT_PAYMENT_DATE: 20050925
$              ACCRUAL_METHOD: THIRTY_360
```


00017

```
-------------------------------------------------
$                BLOCK: 7
!{         TRANCHE NAME: 2L1 }
$       ORIGINAL_AMOUNT: 2527000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                BLOCK: 8
!{         TRANCHE NAME: 2B1 }
$       ORIGINAL_AMOUNT: 1025641.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
-------------------------------------------------
-------------------------------------------------
$              TRANCHE: 1
$                 NAME: 2PT1
$                CSORT: 1
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 2
$                 NAME: 2S1
$                CSORT: 2
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 3
$                 NAME: 2S2
$                CSORT: 3
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 4
$                 NAME: 2S3
$                CSORT: 4
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 5
$                 NAME: 2S4
$                CSORT: 5
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 6
$                 NAME: 2S5
$                CSORT: 6
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 7
$                 NAME: 2L1
$                CSORT: 7
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 8
$                 NAME: 2B1
$                CSORT: 8
```

```
$                  TYPE: SUB
$           RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
--------------------------------------------------
$      END_TRANCHES:
--------------------------------------------------
--------------------------------------------------
     END OF BOND FILE
***************************************************
$          VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
---------------------------------------------------
$     AGENCY_LIST:       Type   Factor Date    P/Y Delay     BV Delay
                        WHOLE 20050801 55 54
---------------------------------------------------
$      ASSUMED_POOLS:
--------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
--------------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.000000000   41025641.00   41025641.00  5.500000000             WAM=359 359
1
```

CREDIT SUISSE | FIRST BOSTON

CMSI 05-5

Group 2

Pay rules

1. Concurrently:
    a. 50% to the 2PT1 until retired
    b. 50% allocated as follows:
        i. Pay pro-rata to the 2S1-2S5 until retired
        ii. Pay the 2L1 until retired

Notes

Pxing Speed = 350 psa

Settlement = 8/31/05

	A	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1					Deal Summary Report							CMSI05-5G2BBG			
3					Assumptions							Collateral			
4	Settlement	31-Aug-05	Prepay		350 PSA					Balance	WAC	WAM	Age	WAL	Dur
5	1st Pay Date	25-Sep-05	Default		0 CDR					$41,025,641.00	5.5	359	1	4.99	
6			Recovery	0	months										
7			Severity		0%										
9	Tranche	Balance	Coupon	Principal	Avg	Dur	Yield	Spread	Bench	Price	$@1bp	Accrued	NetNet	Dated	Notes
10	Name			Window	Life			bp		%		Int(M)	(MM)	Date	
11	2PT1	20,000,000.00	5	09/05 - 07/35	4.86		0	0	Interp			83.33	0	1-Aug-05	FIX
12	2S1	3,494,600.00	4.5	09/05 - 08/14	3.74		0	0	Interp			13.1	0	1-Aug-05	FIX
13	2S2	3,494,600.00	4.75	09/05 - 08/14	3.74		0	0	Interp			13.83	0	1-Aug-05	FIX
14	2S3	3,494,600.00	5	09/05 - 08/14	3.74		0	0	Interp			14.56	0	1-Aug-05	FIX
15	2S4	3,494,600.00	5.25	09/05 - 08/14	3.74		0	0	Interp			15.29	0	1-Aug-05	FIX
16	2S5	3,494,600.00	5.5	09/05 - 08/14	3.74		0	0	Interp			16.02	0	1-Aug-05	FIX
17	2L1	2,527,000.00	5	08/14 - 07/35	12.62		0	0	Interp			10.53	0	1-Aug-05	FIX
18	2B1	1,025,641.00	5	09/05 - 07/35	9.69		0	0	Interp			4.27	0	1-Aug-05	FIX
19															
20															
25	Treasury Swaps														
26	Mat 6MO 2YR 3YR 5YR 10YR 30YR 1YR 2YR 3YR 5YR 10YR 30YR														
27	Yld 3.450 3.803 3.845 3.915 4.117 4.361 4.003 4.166 4.244 4.351 4.543 4.824														

CMSI05-5G2BBG - Dec - 2PT1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	93	93	91
25-Aug-07	97	92	79	77	72
25-Aug-08	96	85	61	57	49
25-Aug-09	94	78	47	42	33
25-Aug-10	92	72	36	31	22
25-Aug-11	91	67	28	23	15
25-Aug-12	89	61	21	17	10
25-Aug-13	87	56	16	12	6
25-Aug-14	85	51	12	9	4
25-Aug-15	82	47	10	7	3
25-Aug-16	80	43	7	5	2
25-Aug-17	78	39	6	4	1
25-Aug-18	75	36	4	3	1
25-Aug-19	72	32	3	2	1
25-Aug-20	69	29	2	1 *	
25-Aug-21	66	26	2	1 *	
25-Aug-22	63	23	1	1 *	
25-Aug-23	60	21	1	1 *	
25-Aug-24	56	18	1 *	*	
25-Aug-25	52	16	1 *	*	
25-Aug-26	48	14 *	*	*	
25-Aug-27	44	12 *	*	*	
25-Aug-28	39	10 *	*	*	
25-Aug-29	34	8 *	*	*	
25-Aug-30	29	7 *	*	*	
25-Aug-31	24	5 *	*	*	
25-Aug-32	18	4 *	*	*	
25-Aug-33	12	2 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	18.91	11.07	4.86	4.37	3.64
Principal Win	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

00022

This *information* is being provided in response to your specific request for information. The information has been prepared and furnished to you *solely* by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently *verified* by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, *limited in nature* and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform *as* described in any scenario. The *above analysis alone* is not intended to be a prospectus and any investment decision with respect to the security should be made by you based *solely upon the information* contained in the *final prospectus*. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor *shall there be any sale* of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of *such jurisdiction*. *The securities* may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G2BBG - Dec - 2S1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	92	91	90
25-Aug-07	97	91	76	73	68
25-Aug-08	95	83	56	51	42
25-Aug-09	93	75	40	34	23
25-Aug-10	91	68	27	21	11
25-Aug-11	89	62	17	11	2
25-Aug-12	87	56	10	5	0
25-Aug-13	85	50	4	0	0
25-Aug-14	82	44	0	0	0
25-Aug-15	80	39	0	0	0
25-Aug-16	77	35	0	0	0
25-Aug-17	74	30	0	0	0
25-Aug-18	71	26	0	0	0
25-Aug-19	68	22	0	0	0
25-Aug-20	65	19	0	0	0
25-Aug-21	61	15	0	0	0
25-Aug-22	58	12	0	0	0
25-Aug-23	54	9	0	0	0
25-Aug-24	50	6	0	0	0
25-Aug-25	45	4	0	0	0
25-Aug-26	40	1	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	30	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	7	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.45	8.99	3.74	3.39	2.88
Principal Win	Sep05-Aug33	Sep05-Apr27	Sep05-Aug14	Sep05-Jul13	Sep05-Jan12
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

00023

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G2BBG - Dec - 2S2

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	92	91	90
25-Aug-07	97	91	76	73	68
25-Aug-08	95	83	56	51	42
25-Aug-09	93	75	40	34	23
25-Aug-10	91	68	27	21	11
25-Aug-11	89	62	17	11	2
25-Aug-12	87	56	10	5	0
25-Aug-13	85	50	4	0	0
25-Aug-14	82	44	0	0	0
25-Aug-15	80	39	0	0	0
25-Aug-16	77	35	0	0	0
25-Aug-17	74	30	0	0	0
25-Aug-18	71	26	0	0	0
25-Aug-19	68	22	0	0	0
25-Aug-20	65	19	0	0	0
25-Aug-21	61	15	0	0	0
25-Aug-22	58	12	0	0	0
25-Aug-23	54	9	0	0	0
25-Aug-24	50	6	0	0	0
25-Aug-25	45	4	0	0	0
25-Aug-26	40	1	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	30	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	7	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.45	8.99	3.74	3.39	2.88
Principal Win	Sep05-Aug33	Sep05-Apr27	Sep05-Aug14	Sep05-Jul13	Sep05-Jan12
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

00024

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G2BBG - Dec - 2S3

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	92	91	90
25-Aug-07	97	91	76	73	68
25-Aug-08	95	83	56	51	42
25-Aug-09	93	75	40	34	23
25-Aug-10	91	68	27	21	11
25-Aug-11	89	62	17	11	2
25-Aug-12	87	56	10	5	0
25-Aug-13	85	50	4	0	0
25-Aug-14	82	44	0	0	0
25-Aug-15	80	39	0	0	0
25-Aug-16	77	35	0	0	0
25-Aug-17	74	30	0	0	0
25-Aug-18	71	26	0	0	0
25-Aug-19	68	22	0	0	0
25-Aug-20	65	19	0	0	0
25-Aug-21	61	15	0	0	0
25-Aug-22	58	12	0	0	0
25-Aug-23	54	9	0	0	0
25-Aug-24	50	6	0	0	0
25-Aug-25	45	4	0	0	0
25-Aug-26	40	1	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	30	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	7	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.45	8.99	3.74	3.39	2.88
Principal Win	Sep05-Aug33	Sep05-Apr27	Sep05-Aug14	Sep05-Jul13	Sep05-Jan12
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G2BBG - Dec - 2S4

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	92	91	90
25-Aug-07	97	91	76	73	68
25-Aug-08	95	83	56	51	42
25-Aug-09	93	75	40	34	23
25-Aug-10	91	68	27	21	11
25-Aug-11	89	62	17	11	2
25-Aug-12	87	56	10	5	0
25-Aug-13	85	50	4	0	0
25-Aug-14	82	44	0	0	0
25-Aug-15	80	39	0	0	0
25-Aug-16	77	35	0	0	0
25-Aug-17	74	30	0	0	0
25-Aug-18	71	26	0	0	0
25-Aug-19	68	22	0	0	0
25-Aug-20	65	19	0	0	0
25-Aug-21	61	15	0	0	0
25-Aug-22	58	12	0	0	0
25-Aug-23	54	9	0	0	0
25-Aug-24	50	6	0	0	0
25-Aug-25	45	4	0	0	0
25-Aug-26	40	1	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	30	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	7	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.45	8.99	3.74	3.39	2.88
Principal Win	Sep05-Aug33	Sep05-Apr27	Sep05-Aug14	Sep05-Jul13	Sep05-Jan12
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by *CREDIT SUISSE FIRST BOSTON* LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based *solely upon the information* contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be *unlawful prior to registration or qualification* under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G2BBG - Dec - 2S5

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	97	92	91	90
25-Aug-07	97	91	76	73	68
25-Aug-08	95	83	56	51	42
25-Aug-09	93	75	40	34	23
25-Aug-10	91	68	27	21	11
25-Aug-11	89	62	17	11	2
25-Aug-12	87	56	10	5	0
25-Aug-13	85	50	4	0	0
25-Aug-14	82	44	0	0	0
25-Aug-15	80	39	0	0	0
25-Aug-16	77	35	0	0	0
25-Aug-17	74	30	0	0	0
25-Aug-18	71	26	0	0	0
25-Aug-19	68	22	0	0	0
25-Aug-20	65	19	0	0	0
25-Aug-21	61	15	0	0	0
25-Aug-22	58	12	0	0	0
25-Aug-23	54	9	0	0	0
25-Aug-24	50	6	0	0	0
25-Aug-25	45	4	0	0	0
25-Aug-26	40	1	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	30	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	7	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.45	8.99	3.74	3.39	2.88
Principal Win	Sep05-Aug33	Sep05-Apr27	Sep05-Aug14	Sep05-Jul13	Sep05-Jan12
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. *The information has been prepared* and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed *transaction. All information* contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you *based solely upon the information* contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws *of such jurisdiction. The securities* may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G2BBG - Dec - 2L1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	100	100	100	100	100
25-Aug-12	100	100	100	100	77
25-Aug-13	100	100	100	96	51
25-Aug-14	100	100	98	71	34
25-Aug-15	100	100	76	52	23
25-Aug-16	100	100	58	39	16
25-Aug-17	100	100	44	28	11
25-Aug-18	100	100	34	21	7
25-Aug-19	100	100	26	15	5
25-Aug-20	100	100	20	11	3
25-Aug-21	100	100	15	8	2
25-Aug-22	100	100	11	6	1
25-Aug-23	100	100	8	4	1
25-Aug-24	100	100	6	3	1
25-Aug-25	100	100	5	2 *	
25-Aug-26	100	100	3	1 *	
25-Aug-27	100	94	2	1 *	
25-Aug-28	100	79	2	1 *	
25-Aug-29	100	65	1 *	*	
25-Aug-30	100	52	1 *	*	
25-Aug-31	100	40	1 *	*	
25-Aug-32	100	29 *	*	*	
25-Aug-33	98	18 *	*	*	
25-Aug-34	48	8 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	28.98	25.41	12.62	11.14	8.89
Principal Win	Aug33-Jul35	Apr27-Jul35	Aug14-Jul35	Jul13-Jul35	Jan12-Jul35
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G2BBG - Dec - 2B1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	94	94	94	94	94
25-Aug-10	92	92	92	92	92
25-Aug-11	91	89	84	84	82
25-Aug-12	89	85	75	73	69
25-Aug-13	87	80	64	61	55
25-Aug-14	85	74	52	48	40
25-Aug-15	82	68	40	35	27
25-Aug-16	80	62	31	26	19
25-Aug-17	78	57	23	19	13
25-Aug-18	75	51	18	14	9
25-Aug-19	72	47	14	10	6
25-Aug-20	69	42	10	8	4
25-Aug-21	66	38	8	5	3
25-Aug-22	63	34	6	4	2
25-Aug-23	60	30	4	3	1
25-Aug-24	56	26	3	2	1
25-Aug-25	52	23	2	1 *	
25-Aug-26	48	20	2	1 *	
25-Aug-27	44	17	1	1 *	
25-Aug-28	39	14	1 *	*	
25-Aug-29	34	12	1 *	*	
25-Aug-30	29	10 *	*	*	
25-Aug-31	24	7 *	*	*	
25-Aug-32	18	5 *	*	*	
25-Aug-33	12	3 *	*	*	
25-Aug-34	6	2 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	18.91	14.27	9.69	9.26	8.59
Principal Win	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
--------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
--------------------------------------------------
$            DEAL: CMSI05-5G3BBG
$         PRICING: 300 PSA
$      SETTLEMENT: 20050831
-----------------------------------------
-----------------------------------------
$                  BLOCK: 1
!{          TRANCHE NAME: 3PT1 }
$        ORIGINAL_AMOUNT: 60000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                  BLOCK: 2
!{          TRANCHE NAME: 3B1 }
$        ORIGINAL_AMOUNT: 1538462.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
--------------------------------------------------
--------------------------------------------------
$                TRANCHE: 1
$                   NAME: 3PT1
$                  CSORT: 1
$                   TYPE:
$           RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$                TRANCHE: 2
$                   NAME: 3B1
$                  CSORT: 2
$                   TYPE: SUB
$           RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
--------------------------------------------------
$      END_TRANCHES:
--------------------------------------------------
--------------------------------------------------
     END OF BOND FILE
***************************************************
$        VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
---------------------------------------------------
$     AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                       WHOLE 20050801 55 54
---------------------------------------------------
$      ASSUMED_POOLS:
--------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
--------------------------------------------------------------------------------
 L        1 WHOLE      LPM  5.000000000   61538462.00   61538462.00  5.400000000           WAM=179 179
1
```


F 00030

CREDIT SUISSE | FIRST BOSTON

CMSI 05-5

Group 3

Pay rules

1. Pay the 3PT1 until retired

Notes

Pxing Speed = 300 psa

Settlement = 8/31/05

	A	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1					Deal Summary Report							CMSI05-5G3BBG			
3					Assumptions							Collateral			
4	Settlement	31-Aug-05	Prepay		300 PSA					Balance	WAC	WAM	Age	WAL	Dur
5	1st Pay Date	25-Sep-05	Default		0 CDR					$61,538,462.00	5.4	179	1	4.49	
6			Recovery	0	months										
7			Severity		0%										
9	Tranche	Balance	Coupon	Principal	Avg	Dur	Yield	Spread	Bench	Price	$@1bp	Accrued	NetNet	Dated	Notes
10	Name			Window	Life			bp		%		Int(M)	(MM)	Date	
11	3PT1	60,000,000.00	5	09/05 - 07/20	4.42		0	0	Interp			250	0	1-Aug-05	FIX
12	3B1	1,538,462.00	5	09/05 - 07/20	7.3		0	0	Interp			6.41	0	1-Aug-05	FIX
13															
14															
19	Treasury Swaps														
20	Mat 6MO 2YR 3YR 5YR 10YR 30YR 1YR 2YR 3YR 5YR 10YR 30YR														
21	Yld 3.450 3.803 3.845 3.915 4.117 4.361 4.003 4.166 4.244 4.351 4.543 4.824														

CMSI05-5G3BBG - Dec - 3PT1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	96	94	91	90	88
25-Aug-07	91	86	76	71	67
25-Aug-08	86	76	59	51	44
25-Aug-09	81	67	45	36	28
25-Aug-10	75	59	34	25	18
25-Aug-11	69	51	25	17	11
25-Aug-12	63	43	19	12	7
25-Aug-13	56	36	14	8	4
25-Aug-14	49	30	10	5	3
25-Aug-15	42	24	7	3	2
25-Aug-16	34	19	5	2	1
25-Aug-17	26	13	3	1 *	
25-Aug-18	18	8	2	1 *	
25-Aug-19	9	4	1 *	*	
25-Aug-20	0	0	0	0	0
WAL	8.47	6.63	4.42	3.75	3.26
Principal Win	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G3BBG - Dec - 3B1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	96	96	96	96	96
25-Aug-07	91	91	91	91	91
25-Aug-08	86	86	86	86	86
25-Aug-09	81	81	81	81	81
25-Aug-10	75	75	75	75	75
25-Aug-11	69	68	65	64	62
25-Aug-12	63	60	55	52	49
25-Aug-13	56	52	44	40	36
25-Aug-14	49	43	33	28	23
25-Aug-15	42	35	23	18	14
25-Aug-16	34	27	15	11	8
25-Aug-17	26	19	10	7	4
25-Aug-18	18	12	5	3	2
25-Aug-19	9	6	2	1	1
25-Aug-20	0	0	0	0	0
WAL	8.47	8.02	7.3	7.02	6.78
Principal Win	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G3BBG - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	96	94	91	90	88
25-Aug-07	91	86	77	72	67
25-Aug-08	86	76	60	52	45
25-Aug-09	81	67	46	37	30
25-Aug-10	75	59	35	26	19
25-Aug-11	69	51	26	18	12
25-Aug-12	63	44	20	13	8
25-Aug-13	56	37	15	9	5
25-Aug-14	49	30	10	6	3
25-Aug-15	42	24	7	4	2
25-Aug-16	34	19	5	2	1
25-Aug-17	26	13	3	1	1
25-Aug-18	18	9	2	1 *	
25-Aug-19	9	4	1 *	*	
25-Aug-20	0	0	0	0	0
WAL	8.47	6.67	4.49	3.84	3.34
Principal Win	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20	Sep05-Jul20
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This Information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
-----------------------------------------------
$         VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-----------------------------------------------
$         DEAL: CMSI05-5G4BBG
$      PRICING: 350 PSA
$   SETTLEMENT: 20050831
----------------------------------------
----------------------------------------
$                  BLOCK: 1
!{           TRANCHE NAME: 4S1 }
$         ORIGINAL_AMOUNT: 6404000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 4.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                  BLOCK: 2
!{           TRANCHE NAME: 4S2 }
$         ORIGINAL_AMOUNT: 6404000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 4.75
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                  BLOCK: 3
!{           TRANCHE NAME: 4S3 }
$         ORIGINAL_AMOUNT: 6404000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                  BLOCK: 4
!{           TRANCHE NAME: 4S4 }
$         ORIGINAL_AMOUNT: 6404000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.25
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                  BLOCK: 5
!{           TRANCHE NAME: 4S5 }
$         ORIGINAL_AMOUNT: 6404000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                  BLOCK: 6
!{           TRANCHE NAME: 4L1 }
$         ORIGINAL_AMOUNT: 7980000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
```

```
---------------------------------------------------
$                   BLOCK: 7
!{          TRANCHE NAME: 4B1 }
$       ORIGINAL_AMOUNT: 1025641.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
---------------------------------------------------
---------------------------------------------------
$                 TRANCHE: 1
$                    NAME: 4S1
$                   CSORT: 1
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 2
$                    NAME: 4S2
$                   CSORT: 2
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 3
$                    NAME: 4S3
$                   CSORT: 3
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 4
$                    NAME: 4S4
$                   CSORT: 4
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 5
$                    NAME: 4S5
$                   CSORT: 5
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 6
$                    NAME: 4L1
$                   CSORT: 6
$                    TYPE:
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                 TRANCHE: 7
$                    NAME: 4B1
$                   CSORT: 7
$                    TYPE: SUB
$            RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
---------------------------------------------------
$      END_TRANCHES:
---------------------------------------------------
---------------------------------------------------
     END OF BOND FILE
****************************************************
$         VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
----------------------------------------------------
$     AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                       WHOLE 20050801 55 54
----------------------------------------------------
$      ASSUMED_POOLS:
------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
------------------------------------------------------------------------------
```


00037

L	1 WHOLE	LPM	5.000000000	41025641.00	41025641.00	5.500000000	WAM=359 359
1							

CREDIT SUISSE | FIRST BOSTON

CMSI 05-5

Group 4

Pay rules

1. Pay pro-rata to the 4S1-4S5 until retired
2. Pay the 4L1 until retired

Notes

Pxing Speed = 350 psa

Settlement = 8/31/05

Deal Summary Report

CMSI05-5G4BBG

Assumptions				
Settlement	31-Aug-05	Prepay		350 PSA
1st Pay Date	25-Sep-05	Default		0 CDR
		Recovery	0	months
		Severity		0%

Collateral Balance	WAC	WAM	Age	WAL	Dur
$41,025,641.00	5.5	359	1	4.99	

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
4S1	6,404,000.00	4.5	09/05 - 11/12	3.35		0	0	Interp			24.02	0	1-Aug-05	FIX
4S2	6,404,000.00	4.75	09/05 - 11/12	3.35		0	0	Interp			25.35	0	1-Aug-05	FIX
4S3	6,404,000.00	5	09/05 - 11/12	3.35		0	0	Interp			26.68	0	1-Aug-05	FIX
4S4	6,404,000.00	5.25	09/05 - 11/12	3.35		0	0	Interp			28.02	0	1-Aug-05	FIX
4S5	6,404,000.00	5.5	09/05 - 11/12	3.35		0	0	Interp			29.35	0	1-Aug-05	FIX
4L1	7,980,000.00	5	11/12 - 07/35	10.94		0	0	Interp			33.25	0	1-Aug-05	FIX
4B1	1,025,641.00	5	09/05 - 07/35	9.69		0	0	Interp			4.27	0	1-Aug-05	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	3.450	3.803	3.845	3.915	4.117	4.361	4.003	4.166	4.244	4.351	4.543	4.824

CMSI05-5G4BBG - Dec - 4S1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	91	89
25-Aug-07	97	90	74	71	65
25-Aug-08	95	81	52	47	37
25-Aug-09	93	73	34	28	17
25-Aug-10	91	65	20	14	3
25-Aug-11	88	58	10	3	0
25-Aug-12	86	51	1	0	0
25-Aug-13	83	45	0	0	0
25-Aug-14	81	39	0	0	0
25-Aug-15	78	34	0	0	0
25-Aug-16	75	29	0	0	0
25-Aug-17	72	24	0	0	0
25-Aug-18	69	20	0	0	0
25-Aug-19	65	15	0	0	0
25-Aug-20	62	11	0	0	0
25-Aug-21	58	8	0	0	0
25-Aug-22	54	4	0	0	0
25-Aug-23	49	1	0	0	0
25-Aug-24	45	0	0	0	0
25-Aug-25	40	0	0	0	0
25-Aug-26	35	0	0	0	0
25-Aug-27	30	0	0	0	0
25-Aug-28	24	0	0	0	0
25-Aug-29	18	0	0	0	0
25-Aug-30	12	0	0	0	0
25-Aug-31	5	0	0	0	0
25-Aug-32	0	0	0	0	0
WAL	16.54	7.99	3.35	3.05	2.61
Principal Win	Sep05-May32	Sep05-Dec23	Sep05-Nov12	Sep05-Jan12	Sep05-Dec10
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G4BBG - Dec - 4S2

Date	*1*	2	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	91	89
25-Aug-07	97	90	74	71	65
25-Aug-08	95	81	52	47	37
25-Aug-09	93	73	34	28	17
25-Aug-10	91	65	20	14	3
25-Aug-11	88	58	10	3	0
25-Aug-12	86	51	1	0	0
25-Aug-13	83	45	0	0	0
25-Aug-14	81	39	0	0	0
25-Aug-15	78	34	0	0	0
25-Aug-16	75	29	0	0	0
25-Aug-17	72	24	0	0	0
25-Aug-18	69	20	0	0	0
25-Aug-19	65	15	0	0	0
25-Aug-20	62	11	0	0	0
25-Aug-21	58	8	0	0	0
25-Aug-22	54	4	0	0	0
25-Aug-23	49	1	0	0	0
25-Aug-24	45	0	0	0	0
25-Aug-25	40	0	0	0	0
25-Aug-26	35	0	0	0	0
25-Aug-27	30	0	0	0	0
25-Aug-28	24	0	0	0	0
25-Aug-29	18	0	0	0	0
25-Aug-30	12	0	0	0	0
25-Aug-31	5	0	0	0	0
25-Aug-32	0	0	0	0	0
WAL	16.54	7.99	3.35	3.05	2.61
Principal Win	Sep05-May32	Sep05-Dec23	Sep05-Nov12	Sep05-Jan12	Sep05-Dec10
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been *independently verified by CSFB. CSFB is not acting as agent for* the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale *would be unlawful prior to registration or qualification* under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G4BBG - Dec - 4S3

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	91	89
25-Aug-07	97	90	74	71	65
25-Aug-08	95	81	52	47	37
25-Aug-09	93	73	34	28	17
25-Aug-10	91	65	20	14	3
25-Aug-11	88	58	10	3	0
25-Aug-12	86	51	1	0	0
25-Aug-13	83	45	0	0	0
25-Aug-14	81	39	0	0	0
25-Aug-15	78	34	0	0	0
25-Aug-16	75	29	0	0	0
25-Aug-17	72	24	0	0	0
25-Aug-18	69	20	0	0	0
25-Aug-19	65	15	0	0	0
25-Aug-20	62	11	0	0	0
25-Aug-21	58	8	0	0	0
25-Aug-22	54	4	0	0	0
25-Aug-23	49	1	0	0	0
25-Aug-24	45	0	0	0	0
25-Aug-25	40	0	0	0	0
25-Aug-26	35	0	0	0	0
25-Aug-27	30	0	0	0	0
25-Aug-28	24	0	0	0	0
25-Aug-29	18	0	0	0	0
25-Aug-30	12	0	0	0	0
25-Aug-31	5	0	0	0	0
25-Aug-32	0	0	0	0	0
WAL	16.54	7.99	3.35	3.05	2.61
Principal Win	Sep05-May32	Sep05-Dec23	Sep05-Nov12	Sep05-Jan12	Sep05-Dec10
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent *for the Issuer or its affiliates in connection with the* proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a *final prospectus relating* to the securities.

CMSI05-5G4BBG - Dec - 4S4

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	91	89
25-Aug-07	97	90	74	71	65
25-Aug-08	95	81	52	47	37
25-Aug-09	93	73	34	28	17
25-Aug-10	91	65	20	14	3
25-Aug-11	88	58	10	3	0
25-Aug-12	86	51	1	0	0
25-Aug-13	83	45	0	0	0
25-Aug-14	81	39	0	0	0
25-Aug-15	78	34	0	0	0
25-Aug-16	75	29	0	0	0
25-Aug-17	72	24	0	0	0
25-Aug-18	69	20	0	0	0
25-Aug-19	65	15	0	0	0
25-Aug-20	62	11	0	0	0
25-Aug-21	58	8	0	0	0
25-Aug-22	54	4	0	0	0
25-Aug-23	49	1	0	0	0
25-Aug-24	45	0	0	0	0
25-Aug-25	40	0	0	0	0
25-Aug-26	35	0	0	0	0
25-Aug-27	30	0	0	0	0
25-Aug-28	24	0	0	0	0
25-Aug-29	18	0	0	0	0
25-Aug-30	12	0	0	0	0
25-Aug-31	5	0	0	0	0
25-Aug-32	0	0	0	0	0
WAL	16.54	7.99	3.35	3.05	2.61
Principal Wir	Sep05-May32	Sep05-Dec23	Sep05-Nov12	Sep05-Jan12	Sep05-Dec10
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the *final prospectus*. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G4BBG - Dec - 4S5

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	91	89
25-Aug-07	97	90	74	71	65
25-Aug-08	95	81	52	47	37
25-Aug-09	93	73	34	28	17
25-Aug-10	91	65	20	14	3
25-Aug-11	88	58	10	3	0
25-Aug-12	86	51	1	0	0
25-Aug-13	83	45	0	0	0
25-Aug-14	81	39	0	0	0
25-Aug-15	78	34	0	0	0
25-Aug-16	75	29	0	0	0
25-Aug-17	72	24	0	0	0
25-Aug-18	69	20	0	0	0
25-Aug-19	65	15	0	0	0
25-Aug-20	62	11	0	0	0
25-Aug-21	58	8	0	0	0
25-Aug-22	54	4	0	0	0
25-Aug-23	49	1	0	0	0
25-Aug-24	45	0	0	0	0
25-Aug-25	40	0	0	0	0
25-Aug-26	35	0	0	0	0
25-Aug-27	30	0	0	0	0
25-Aug-28	24	0	0	0	0
25-Aug-29	18	0	0	0	0
25-Aug-30	12	0	0	0	0
25-Aug-31	5	0	0	0	0
25-Aug-32	0	0	0	0	0
WAL	16.54	7.99	3.35	3.05	2.61
Principal Win	Sep05-May32	Sep05-Dec23	Sep05-Nov12	Sep05-Jan12	Sep05-Dec10
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. *CSFB is not acting as agent for the Issuer or its affiliates in connection* with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be *unlawful prior to registration or qualification under the securities laws of such* jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G4BBG - Dec - 4L1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	100	100	100	100	74
25-Aug-12	100	100	100	83	49
25-Aug-13	100	100	81	61	32
25-Aug-14	100	100	62	45	22
25-Aug-15	100	100	48	33	15
25-Aug-16	100	100	37	24	10
25-Aug-17	100	100	28	18	7
25-Aug-18	100	100	21	13	5
25-Aug-19	100	100	16	10	3
25-Aug-20	100	100	12	7	2
25-Aug-21	100	100	9	5	1
25-Aug-22	100	100	7	4	1
25-Aug-23	100	100	5	3	1
25-Aug-24	100	92	4	2 *	
25-Aug-25	100	80	3	1 *	
25-Aug-26	100	70	2	1 *	
25-Aug-27	100	60	1	1 *	
25-Aug-28	100	50	1 *	*	
25-Aug-29	100	41	1 *	*	
25-Aug-30	100	33 *	*	*	
25-Aug-31	100	26 *	*	*	
25-Aug-32	92	18 *	*	*	
25-Aug-33	62	12 *	*	*	
25-Aug-34	30	5 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	28.39	23.4	10.94	9.66	7.76
Principal Win	May32-Jul35	Dec23-Jul35	Nov12-Jul35	Jan12-Jul35	Dec10-Jul35
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G4BBG - Dec - 4B1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	94	94	94	94	94
25-Aug-10	92	92	92	92	92
25-Aug-11	91	89	84	84	82
25-Aug-12	89	85	75	73	69
25-Aug-13	87	80	64	61	55
25-Aug-14	85	74	52	48	40
25-Aug-15	82	68	40	35	27
25-Aug-16	80	62	31	26	19
25-Aug-17	78	57	23	19	13
25-Aug-18	75	51	18	14	9
25-Aug-19	72	47	14	10	6
25-Aug-20	69	42	10	8	4
25-Aug-21	66	38	8	5	3
25-Aug-22	63	34	6	4	2
25-Aug-23	60	30	4	3	1
25-Aug-24	56	26	3	2	1
25-Aug-25	52	23	2	1 *	
25-Aug-26	48	20	2	1 *	
25-Aug-27	44	17	1	1 *	
25-Aug-28	39	14	1 *	*	
25-Aug-29	34	12	1 *	*	
25-Aug-30	29	10 *	*	*	
25-Aug-31	24	7 *	*	*	
25-Aug-32	18	5 *	*	*	
25-Aug-33	12	3 *	*	*	
25-Aug-34	6	2 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	18.91	14.27	9.69	9.26	8.59
Principal Win	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G4BBG - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	93	93	91
25-Aug-07	97	92	79	77	72
25-Aug-08	96	85	62	58	50
25-Aug-09	94	79	48	43	35
25-Aug-10	92	73	38	32	24
25-Aug-11	91	67	29	24	16
25-Aug-12	89	62	22	18	11
25-Aug-13	87	57	17	13	8
25-Aug-14	85	52	13	10	5
25-Aug-15	82	48	10	7	4
25-Aug-16	80	44	8	5	2
25-Aug-17	78	40	6	4	2
25-Aug-18	75	36	5	3	1
25-Aug-19	72	33	4	2	1
25-Aug-20	69	29	3	2	1
25-Aug-21	66	26	2	1 *	
25-Aug-22	63	24	2	1 *	
25-Aug-23	60	21	1	1 *	
25-Aug-24	56	19	1 *	*	
25-Aug-25	52	16	1 *	*	
25-Aug-26	48	14 *	*	*	
25-Aug-27	44	12 *	*	*	
25-Aug-28	39	10 *	*	*	
25-Aug-29	34	8 *	*	*	
25-Aug-30	29	7 *	*	*	
25-Aug-31	24	5 *	*	*	
25-Aug-32	18	4 *	*	*	
25-Aug-33	12	2 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	18.91	11.15	4.99	4.49	3.76
Principal Win	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35	Sep05-Jul35
Prepay	0 PSA	100 PSA	350 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus *and any investment decision with respect to the security should be made* by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
-------------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-------------------------------------------------------
$             DEAL: CMSI05-5G5BBG
$          PRICING: 300 PSA
$       SETTLEMENT: 20050831
-------------------------------------------
-------------------------------------------
$                  BLOCK: 1
!{          TRANCHE NAME: 5N1 }
$        ORIGINAL_AMOUNT: 14000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------------
$                  BLOCK: 2
!{          TRANCHE NAME: 5N2 }
$        ORIGINAL_AMOUNT: 21000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------------
$                  BLOCK: 3
!{          TRANCHE NAME: 5N3 }
$        ORIGINAL_AMOUNT: 21000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------------
$                  BLOCK: 4
!{          TRANCHE NAME: 1A1 }
$        ORIGINAL_AMOUNT: 26000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.25
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------------
$                  BLOCK: 5
!{          TRANCHE NAME: 5S1 }
$        ORIGINAL_AMOUNT: 12886000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 6
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------------
$                  BLOCK: 6
!{          TRANCHE NAME: 5S2 }
$        ORIGINAL_AMOUNT: 12886000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.75
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
```

```
------------------------------------------------
$                    BLOCK: 7
!{            TRANCHE NAME: 5S3 }
$          ORIGINAL_AMOUNT: 12886000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                    BLOCK: 8
!{            TRANCHE NAME: 5S4 }
$          ORIGINAL_AMOUNT: 12886000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.25
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                    BLOCK: 9
!{            TRANCHE NAME: 5S5 }
$          ORIGINAL_AMOUNT: 12886000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                    BLOCK: 10
!{            TRANCHE NAME: 5L2 }
$          ORIGINAL_AMOUNT: 2570000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                    BLOCK: 11
!{            TRANCHE NAME: 5S6 }
$          ORIGINAL_AMOUNT: 13209000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 6
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                    BLOCK: 12
!{            TRANCHE NAME: 5S7 }
$          ORIGINAL_AMOUNT: 13209000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.75
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                    BLOCK: 13
!{            TRANCHE NAME: 5S8 }
$          ORIGINAL_AMOUNT: 13209000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
```

```
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 14
!{          TRANCHE NAME: 5S9 }
$        ORIGINAL_AMOUNT: 13209000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.25
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 15
!{          TRANCHE NAME: 5S10 }
$        ORIGINAL_AMOUNT: 13209000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 16
!{          TRANCHE NAME: 5Z1 }
$        ORIGINAL_AMOUNT: 955000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 17
!{          TRANCHE NAME: 5S16 }
$        ORIGINAL_AMOUNT: 13400000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 6
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 18
!{          TRANCHE NAME: 5S17 }
$        ORIGINAL_AMOUNT: 13400000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.75
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 19
!{          TRANCHE NAME: 5S18 }
$        ORIGINAL_AMOUNT: 13400000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 20
```

```
!{         TRANCHE NAME: 5S19 }
$       ORIGINAL_AMOUNT: 13400000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.25
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                 BLOCK: 21
!{         TRANCHE NAME: 5S20 }
$       ORIGINAL_AMOUNT: 13400000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                 BLOCK: 22
!{         TRANCHE NAME: 5S11 }
$       ORIGINAL_AMOUNT: 11999800.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 6
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                 BLOCK: 23
!{         TRANCHE NAME: 5S12 }
$       ORIGINAL_AMOUNT: 11999800.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.75
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                 BLOCK: 24
!{         TRANCHE NAME: 5S13 }
$       ORIGINAL_AMOUNT: 11999800.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                 BLOCK: 25
!{         TRANCHE NAME: 5S14 }
$       ORIGINAL_AMOUNT: 11999800.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.25
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
------------------------------------------------
$                 BLOCK: 26
!{         TRANCHE NAME: 5S15 }
$       ORIGINAL_AMOUNT: 11999800.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
```

```
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                  BLOCK: 27
!{           TRANCHE NAME: 5L1 }
$        ORIGINAL_AMOUNT: 7001000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                  BLOCK: 28
!{           TRANCHE NAME: 5B1 }
$        ORIGINAL_AMOUNT: 8974359.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
---------------------------------------------------
$                PHANTOM: 29
!{           TRANCHE NAME: 5IO2 }
$        ORIGINAL_AMOUNT: 26000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 0.1
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
$                PHANTOM: 30
!{           TRANCHE NAME: 5IO1 }
$        ORIGINAL_AMOUNT: 26000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 0.15
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
---------------------------------------------------
---------------------------------------------------
$                TRANCHE: 1
$                   NAME: 5N1
$                  CSORT: 1
$                   TYPE: NAS
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 2
$                   NAME: 5N2
$                  CSORT: 2
$                   TYPE: NAS
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 3
$                   NAME: 5N3
$                  CSORT: 3
$                   TYPE: NAS
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$                TRANCHE: 4
$                   NAME: 1A1
$                  CSORT: 4
$                   TYPE:
```


E 00053

```
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 5
$                 NAME: 5IO2
$                CSORT: 5
$                 TYPE: IO,NTL
$         RECORD_DELAY: 24
$             NOTIONAL:
$    COMPOSITION: BLOCK: 29 PRIN: 100.000000000 INT: 100.000000000
!  ( notional tranche name is 5IO2 )
------------------------------------------------
$              TRANCHE: 6
$                 NAME: 5IO1
$                CSORT: 6
$                 TYPE: IO,NTL
$         RECORD_DELAY: 24
$             NOTIONAL:
$    COMPOSITION: BLOCK: 30 PRIN: 100.000000000 INT: 100.000000000
!  ( notional tranche name is 5IO1 )
------------------------------------------------
$              TRANCHE: 7
$                 NAME: 5S1
$                CSORT: 7
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 8
$                 NAME: 5S2
$                CSORT: 8
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 9
$                 NAME: 5S3
$                CSORT: 9
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 10
$                 NAME: 5S4
$                CSORT: 10
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 11
$                 NAME: 5S5
$                CSORT: 11
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 9 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 12
$                 NAME: 5L2
$                CSORT: 12
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 10 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 13
$                 NAME: 5S6
$                CSORT: 13
$                 TYPE: AD
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 11 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 14
$                 NAME: 5S7
$                CSORT: 14
$                 TYPE: AD
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 12 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 15
$                 NAME: 5S8
```

```
$                 CSORT: 15
$                  TYPE: AD
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 13 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 16
$                  NAME: 5S9
$                 CSORT: 16
$                  TYPE: AD
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 14 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 17
$                  NAME: 5S10
$                 CSORT: 17
$                  TYPE: AD
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 15 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 18
$                  NAME: 5Z1
$                 CSORT: 18
$                  TYPE: Z
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 16 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 19
$                  NAME: 5S16
$                 CSORT: 19
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 17 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 20
$                  NAME: 5S17
$                 CSORT: 20
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 18 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 21
$                  NAME: 5S18
$                 CSORT: 21
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 19 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 22
$                  NAME: 5S19
$                 CSORT: 22
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 20 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 23
$                  NAME: 5S20
$                 CSORT: 23
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 21 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 24
$                  NAME: 5S11
$                 CSORT: 24
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 22 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 25
$                  NAME: 5S12
$                 CSORT: 25
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 23 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$               TRANCHE: 26
$                  NAME: 5S13
$                 CSORT: 26
$                  TYPE:
```

```
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 24 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 27
$                 NAME: 5S14
$                CSORT: 27
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 25 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 28
$                 NAME: 5S15
$                CSORT: 28
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 26 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 29
$                 NAME: 5L1
$                CSORT: 29
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 27 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$              TRANCHE: 30
$                 NAME: 5B1
$                CSORT: 30
$                 TYPE: SUB
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 28 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
------------------------------------------------
$     END_TRANCHES:
------------------------------------------------
------------------------------------------------
     END OF BOND FILE
*************************************************
$        VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
------------------------------------------------
$    AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                      WHOLE 20050801 55 54
------------------------------------------------
$     ASSUMED_POOLS:
-----------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
-----------------------------------------------------------------------------
 L         1 WHOLE     LPM  5.500000000  358974359.00  358974359.00  5.900000000            WAM=358 358
2
```


F 00056

CREDIT SUISSE | FIRST BOSTON

CMSI05-5

Group 5

Pay rules

1. Pay the NAS Priority Amount concurrently as follows:
   a. 25% to the 5N1
   b. 75% sequentially to the 5N2 and 5N3
2. Pay sequentially as follows:
   a. Beginning in Sept 2008, pay $26,000 to the 1A1 until retired
   b. Concurrently:
      i. 25% allocated sequentially as follows:
         1. Pay pro-rata to the 5S1-5S5 until retired
         2. Pay the 5L2 until retired
      ii. 25% allocated sequentially as follows:
         1. Pay pro-rata to the 5S6 – 5S10 until retired
         2. Pay the 5Z1 until retired
      iii. 25% allocated sequentially as follows:
         1. Pay pro-rata to the 5S11-5S15 until retired
         2. Pay the 5L1 until retired
      iv. 25% pro-rata to the 5S16-5S20 until retired
   c. Pay the 1A1 until retired
3. Pay concurrently as follows:
   a. 25% to the 5N1
   b. 75% sequentially to the 5N2 and 5N3

Notes

5Z1 Accretion Rules:
1. Pay pro-rata to the 5S6 – 5S10 until retired
2. Pay the 5Z1 until retired

Pxing Speed = 300 psa

IO Notional: 5IO1 = 1A5
5IO2 = 1A5

NAS bonds = 5N1, 5N2, 5N3 standard 60 mo lockout (sched*nas priority*shift%*sr% + prepays*nas priority * shift% *srpp%)
NAS Priority = MIN(.99,(5N1 Balance + 5N2 balance + 5N3 balance + 22,400,000)/Total Senior Balance

Principal available in step 1 * Nas Priority * Shift percentage

Settlement = 8/31/05

Deal Summary Report

CMSI05-6G5BBG

Assumptions			
Settlement	31-Aug-05	Prepay	300 PSA
1st Pay Date	25-Sep-05	Default	0 CDR
		Recovery	0 months
		Severity	0%

Collateral					
Balance	WAC	WAM	Age	WAL	Dur
$358,974,359.00	5.9	358	2	5.57	4.37

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
5N1	14,000,000.00	5.5	09/10 - 02/18	8.82		0	0	Nearest			64.17	0	1-Aug-05	FIX
5N2	21,000,000.00	5.5	09/10 - 06/14	7.19		0	0	Nearest			96.25	0	1-Aug-05	FIX
5N3	21,000,000.00	5.5	06/14 - 02/18	10.45		0	0	Nearest			96.25	0	1-Aug-05	FIX
1A1	26,000,000.00	5.25	09/08 - 06/35	15.97	10.25	5.505	116	Interp	97-20.00	26132.08	113.75	25.496	1-Aug-05	FIX
5IO2	26,000,000.00	0.1	09/05 - 06/35	15.97	NA	0	0	Interp	0-00.00	0	2.17	0.002	1-Aug-05	IO
5IO1	26,000,000.00	0.15	09/05 - 06/35	15.97	17.44	-18.893	-2323	Interp	26-16.00	12024.07	3.25	6.893	1-Aug-05	IO
5S1	12,886,000.00	6	09/05 - 03/14	3.43		0	0	Interp			64.43	0	1-Aug-05	FIX
5S2	12,886,000.00	5.75	09/05 - 03/14	3.43		0	0	Interp			61.75	0	1-Aug-05	FIX
5S3	12,886,000.00	5.5	09/05 - 03/14	3.43		0	0	Interp			59.06	0	1-Aug-05	FIX
5S4	12,886,000.00	5.25	09/05 - 03/14	3.43		0	0	Interp			56.38	0	1-Aug-05	FIX
5S5	12,886,000.00	5	09/05 - 03/14	3.43		0	0	Interp			53.69	0	1-Aug-05	FIX
5L2	2,570,000.00	5.5	03/14 - 10/18	11.01	7.99	5.674	140	Interp	98-23.50	2037.25	11.78	2.549	1-Aug-05	FIX
5S6	13,209,000.00	6	09/05 - 08/15	3.53		0	0	Interp			66.05	0	1-Aug-05	FIX
5S7	13,209,000.00	5.75	09/05 - 08/15	3.53		0	0	Interp			63.29	0	1-Aug-05	FIX
5S8	13,209,000.00	5.5	09/05 - 08/15	3.53		0	0	Interp			60.54	0	1-Aug-05	FIX
5S9	13,209,000.00	5.25	09/05 - 08/15	3.53		0	0	Interp			57.79	0	1-Aug-05	FIX
5S10	13,209,000.00	5	09/05 - 08/15	3.53		0	0	Interp			55.04	0	1-Aug-05	FIX
5Z1	955,000.00	5.5	08/15 - 10/18	12.09	11.59	6.139	185	Interp	93-04.90	1035.84	4.38	0.894	1-Aug-05	FIX
5S16	13,400,000.00	6	09/05 - 10/18	3.72		0	0	Interp			67	0	1-Aug-05	FIX
5S17	13,400,000.00	5.75	09/05 - 10/18	3.72		0	0	Interp			64.21	0	1-Aug-05	FIX
5S18	13,400,000.00	5.5	09/05 - 10/18	3.72		0	0	Interp			61.42	0	1-Aug-05	FIX
5S19	13,400,000.00	5.25	09/05 - 10/18	3.72		0	0	Interp			58.63	0	1-Aug-05	FIX
5S20	13,400,000.00	5	09/05 - 10/18	3.72		0	0	Interp			55.83	0	1-Aug-05	FIX
5S11	11,999,800.00	6	09/05 - 05/12	3.13		0	0	Interp			60	0	1-Aug-05	FIX
5S12	11,999,800.00	5.75	09/05 - 05/12	3.13		0	0	Interp			57.5	0	1-Aug-05	FIX
5S13	11,999,800.00	5.5	09/05 - 05/12	3.13		0	0	Interp			55	0	1-Aug-05	FIX
5S14	11,999,800.00	5.25	09/05 - 05/12	3.13		0	0	Interp			52.5	0	1-Aug-05	FIX
5S15	11,999,800.00	5	09/05 - 05/12	3.13		0	0	Interp			50	0	1-Aug-05	FIX
5L1	7,001,000.00	5.5	05/12 - 10/18	8.75	6.69	5.672	145	Interp	98-28.49	4655.12	32.09	6.955	1-Aug-05	FIX
5B1	8,974,359.00	5.5	09/05 - 06/35	10.29	7.36	5.514	125	Interp	99-31.50	6635.12	41.13	9.014	1-Aug-05	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	3.698	3.982	4.025	4.091	4.258	4.470	4.136	4.352	4.431	4.527	4.695	4.943

00059

CMSI05-5G5BBG - Dec - 1A1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	99	99	99	99	99
25-Aug-10	98	98	98	98	74
25-Aug-11	96	96	96	96	6
25-Aug-12	95	95	95	62	0
25-Aug-13	94	94	94	38	0
25-Aug-14	93	93	93	29	0
25-Aug-15	92	92	92	29	0
25-Aug-16	90	90	90	29	0
25-Aug-17	89	89	89	28	0
25-Aug-18	88	88	88	28	0
25-Aug-19	87	87	72	26	0
25-Aug-20	86	86	57	19	0
25-Aug-21	84	84	44	14	0
25-Aug-22	83	83	35	10	0
25-Aug-23	82	82	27	7	0
25-Aug-24	81	81	21	5	0
25-Aug-25	80	80	16	4	0
25-Aug-26	78	78	12	3	0
25-Aug-27	77	77	9	2	0
25-Aug-28	76	76	7	1	0
25-Aug-29	75	75	5	1	0
25-Aug-30	74	74	3	1	0
25-Aug-31	72	69	2 *		0
25-Aug-32	71	50	1 *		0
25-Aug-33	70	31	1 *		0
25-Aug-34	69	14 *	*		0
25-Aug-35	0	0	0	0	0
WAL	25.29	24.13	15.97	9.82	5.36
Principal Win	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Oct11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting *as agent for the Issuer or its affiliates* in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. *The above analysis alone is not* intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

00060

CMSI05-5G5BBG - Dec - 5IO2

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	99	99	99	99	99
25-Aug-10	98	98	98	98	74
25-Aug-11	96	96	96	96	6
25-Aug-12	95	95	95	62	0
25-Aug-13	94	94	94	38	0
25-Aug-14	93	93	93	29	0
25-Aug-15	92	92	92	29	0
25-Aug-16	90	90	90	29	0
25-Aug-17	89	89	89	28	0
25-Aug-18	88	88	88	28	0
25-Aug-19	87	87	72	26	0
25-Aug-20	86	86	57	19	0
25-Aug-21	84	84	44	14	0
25-Aug-22	83	83	35	10	0
25-Aug-23	82	82	27	7	0
25-Aug-24	81	81	21	5	0
25-Aug-25	80	80	16	4	0
25-Aug-26	78	78	12	3	0
25-Aug-27	77	77	9	2	0
25-Aug-28	76	76	7	1	0
25-Aug-29	75	75	5	1	0
25-Aug-30	74	74	3	1	0
25-Aug-31	72	69	2 *		0
25-Aug-32	71	50	1 *		0
25-Aug-33	70	31	1 *		0
25-Aug-34	69	14 *	*		0
25-Aug-35	0	0	0	0	0
WAL	25.29	24.13	15.97	9.82	5.36
Principal Window					
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above *referenced security will actually perform* as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.



CMSI05-5G5BBG - Dec - 5I01

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	99	99	99	99	99
25-Aug-10	98	98	98	98	74
25-Aug-11	96	96	96	96	6
25-Aug-12	95	95	95	62	0
25-Aug-13	94	94	94	38	0
25-Aug-14	93	93	93	29	0
25-Aug-15	92	92	92	29	0
25-Aug-16	90	90	90	29	0
25-Aug-17	89	89	89	28	0
25-Aug-18	88	88	88	28	0
25-Aug-19	87	87	72	26	0
25-Aug-20	86	86	57	19	0
25-Aug-21	84	84	44	14	0
25-Aug-22	83	83	35	10	0
25-Aug-23	82	82	27	7	0
25-Aug-24	81	81	21	5	0
25-Aug-25	80	80	16	4	0
25-Aug-26	78	78	12	3	0
25-Aug-27	77	77	9	2	0
25-Aug-28	76	76	7	1	0
25-Aug-29	75	75	5	1	0
25-Aug-30	74	74	3	1	0
25-Aug-31	72	69	2 *		0
25-Aug-32	71	50	1 *		0
25-Aug-33	70	31	1 *		0
25-Aug-34	69	14 *	*		0
25-Aug-35	0	0	0	0	0
WAL	25.29	24.13	15.97	9.82	5.36
Principal Window					
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or *solicitation of an offer to buy nor shall* there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	66	59
25-Aug-08	95	79	52	40	29
25-Aug-09	93	71	35	20	8
25-Aug-10	91	63	21	6	0
25-Aug-11	89	56	11	0	0
25-Aug-12	86	50	5	0	0
25-Aug-13	84	44	1	0	0
25-Aug-14	82	40	0	0	0
25-Aug-15	80	36	0	0	0
25-Aug-16	78	33	0	0	0
25-Aug-17	76	30	0	0	0
25-Aug-18	73	27	0	0	0
25-Aug-19	71	24	0	0	0
25-Aug-20	68	21	0	0	0
25-Aug-21	65	19	0	0	0
25-Aug-22	62	17	0	0	0
25-Aug-23	58	15	0	0	0
25-Aug-24	55	13	0	0	0
25-Aug-25	51	10	0	0	0
25-Aug-26	47	7	0	0	0
25-Aug-27	42	5	0	0	0
25-Aug-28	38	2	0	0	0
25-Aug-29	33	0	0	0	0
25-Aug-30	28	0	0	0	0
25-Aug-31	22	0	0	0	0
25-Aug-32	14	0	0	0	0
25-Aug-33	6	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	18.3	8.99	3.43	2.74	2.35
Principal Win	Sep05-Apr34	Sep05-Aug29	Sep05-Mar14	Sep05-Apr11	Sep05-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S2

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	66	59
25-Aug-08	95	79	52	40	29
25-Aug-09	93	71	35	20	8
25-Aug-10	91	63	21	6	0
25-Aug-11	89	56	11	0	0
25-Aug-12	86	50	5	0	0
25-Aug-13	84	44	1	0	0
25-Aug-14	82	40	0	0	0
25-Aug-15	80	36	0	0	0
25-Aug-16	78	33	0	0	0
25-Aug-17	76	30	0	0	0
25-Aug-18	73	27	0	0	0
25-Aug-19	71	24	0	0	0
25-Aug-20	68	21	0	0	0
25-Aug-21	65	19	0	0	0
25-Aug-22	62	17	0	0	0
25-Aug-23	58	15	0	0	0
25-Aug-24	55	13	0	0	0
25-Aug-25	51	10	0	0	0
25-Aug-26	47	7	0	0	0
25-Aug-27	42	5	0	0	0
25-Aug-28	38	2	0	0	0
25-Aug-29	33	0	0	0	0
25-Aug-30	28	0	0	0	0
25-Aug-31	22	0	0	0	0
25-Aug-32	14	0	0	0	0
25-Aug-33	6	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	18.3	8.99	3.43	2.74	2.35
Principal Win	Sep05-Apr34	Sep05-Aug29	Sep05-Mar14	Sep05-Apr11	Sep05-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the *final prospectus. Under no circumstances shall* the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S3

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	66	59
25-Aug-08	95	79	52	40	29
25-Aug-09	93	71	35	20	8
25-Aug-10	91	63	21	6	0
25-Aug-11	89	56	11	0	0
25-Aug-12	86	50	5	0	0
25-Aug-13	84	44	1	0	0
25-Aug-14	82	40	0	0	0
25-Aug-15	80	36	0	0	0
25-Aug-16	78	33	0	0	0
25-Aug-17	76	30	0	0	0
25-Aug-18	73	27	0	0	0
25-Aug-19	71	24	0	0	0
25-Aug-20	68	21	0	0	0
25-Aug-21	65	19	0	0	0
25-Aug-22	62	17	0	0	0
25-Aug-23	58	15	0	0	0
25-Aug-24	55	13	0	0	0
25-Aug-25	51	10	0	0	0
25-Aug-26	47	7	0	0	0
25-Aug-27	42	5	0	0	0
25-Aug-28	38	2	0	0	0
25-Aug-29	33	0	0	0	0
25-Aug-30	28	0	0	0	0
25-Aug-31	22	0	0	0	0
25-Aug-32	14	0	0	0	0
25-Aug-33	6	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	18.3	8.99	3.43	2.74	2.35
Principal Win	Sep05-Apr34	Sep05-Aug29	Sep05-Mar14	Sep05-Apr11	Sep05-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S4

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	66	59
25-Aug-08	95	79	52	40	29
25-Aug-09	93	71	35	20	8
25-Aug-10	91	63	21	6	0
25-Aug-11	89	56	11	0	0
25-Aug-12	86	50	5	0	0
25-Aug-13	84	44	1	0	0
25-Aug-14	82	40	0	0	0
25-Aug-15	80	36	0	0	0
25-Aug-16	78	33	0	0	0
25-Aug-17	76	30	0	0	0
25-Aug-18	73	27	0	0	0
25-Aug-19	71	24	0	0	0
25-Aug-20	68	21	0	0	0
25-Aug-21	65	19	0	0	0
25-Aug-22	62	17	0	0	0
25-Aug-23	58	15	0	0	0
25-Aug-24	55	13	0	0	0
25-Aug-25	51	10	0	0	0
25-Aug-26	47	7	0	0	0
25-Aug-27	42	5	0	0	0
25-Aug-28	38	2	0	0	0
25-Aug-29	33	0	0	0	0
25-Aug-30	28	0	0	0	0
25-Aug-31	22	0	0	0	0
25-Aug-32	14	0	0	0	0
25-Aug-33	6	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	18.3	8.99	3.43	2.74	2.35
Principal Win	Sep05-Apr34	Sep05-Aug29	Sep05-Mar14	Sep05-Apr11	Sep05-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S5

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	66	59
25-Aug-08	95	79	52	40	29
25-Aug-09	93	71	35	20	8
25-Aug-10	91	63	21	6	0
25-Aug-11	89	56	11	0	0
25-Aug-12	86	50	5	0	0
25-Aug-13	84	44	1	0	0
25-Aug-14	82	40	0	0	0
25-Aug-15	80	36	0	0	0
25-Aug-16	78	33	0	0	0
25-Aug-17	76	30	0	0	0
25-Aug-18	73	27	0	0	0
25-Aug-19	71	24	0	0	0
25-Aug-20	68	21	0	0	0
25-Aug-21	65	19	0	0	0
25-Aug-22	62	17	0	0	0
25-Aug-23	58	15	0	0	0
25-Aug-24	55	13	0	0	0
25-Aug-25	51	10	0	0	0
25-Aug-26	47	7	0	0	0
25-Aug-27	42	5	0	0	0
25-Aug-28	38	2	0	0	0
25-Aug-29	33	0	0	0	0
25-Aug-30	28	0	0	0	0
25-Aug-31	22	0	0	0	0
25-Aug-32	14	0	0	0	0
25-Aug-33	6	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	18.3	8.99	3.43	2.74	2.35
Principal Win	Sep05-Apr34	Sep05-Aug29	Sep05-Mar14	Sep05-Apr11	Sep05-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5L2

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	0
25-Aug-11	100	100	100	36	0
25-Aug-12	100	100	100	0	0
25-Aug-13	100	100	100	0	0
25-Aug-14	100	100	79	0	0
25-Aug-15	100	100	63	0	0
25-Aug-16	100	100	51	0	0
25-Aug-17	100	100	41	0	0
25-Aug-18	100	100	7	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	100	0	0	0
25-Aug-21	100	100	0	0	0
25-Aug-22	100	100	0	0	0
25-Aug-23	100	100	0	0	0
25-Aug-24	100	100	0	0	0
25-Aug-25	100	100	0	0	0
25-Aug-26	100	100	0	0	0
25-Aug-27	100	100	0	0	0
25-Aug-28	100	100	0	0	0
25-Aug-29	100	97	0	0	0
25-Aug-30	100	43	0	0	0
25-Aug-31	100	0	0	0	0
25-Aug-32	100	0	0	0	0
25-Aug-33	100	0	0	0	0
25-Aug-34	23	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	28.91	24.9	11.01	5.96	4.69
Principal Win	Apr34-Oct34	Aug29-Jul31	Mar14-Oct18	Apr11-Dec11	Mar10-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S6

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	67	60
25-Aug-08	94	80	53	42	31
25-Aug-09	92	71	36	22	10
25-Aug-10	90	63	22	7	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	7	0	0
25-Aug-13	84	45	3	0	0
25-Aug-14	82	41	1	0	0
25-Aug-15	80	37	0	0	0
25-Aug-16	77	33	0	0	0
25-Aug-17	75	30	0	0	0
25-Aug-18	72	27	0	0	0
25-Aug-19	70	24	0	0	0
25-Aug-20	67	22	0	0	0
25-Aug-21	64	19	0	0	0
25-Aug-22	60	17	0	0	0
25-Aug-23	57	14	0	0	0
25-Aug-24	53	12	0	0	0
25-Aug-25	49	9	0	0	0
25-Aug-26	45	6	0	0	0
25-Aug-27	40	4	0	0	0
25-Aug-28	36	1	0	0	0
25-Aug-29	31	0	0	0	0
25-Aug-30	25	0	0	0	0
25-Aug-31	19	0	0	0	0
25-Aug-32	11	0	0	0	0
25-Aug-33	3	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	17.97	8.99	3.53	2.8	2.4
Principal Win	Sep05-Dec33	Sep05-Jan29	Sep05-Aug15	Sep05-Jul11	Sep05-Apr10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S7

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	67	60
25-Aug-08	94	80	53	42	31
25-Aug-09	92	71	36	22	10
25-Aug-10	90	63	22	7	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	7	0	0
25-Aug-13	84	45	3	0	0
25-Aug-14	82	41	1	0	0
25-Aug-15	80	37	0	0	0
25-Aug-16	77	33	0	0	0
25-Aug-17	75	30	0	0	0
25-Aug-18	72	27	0	0	0
25-Aug-19	70	24	0	0	0
25-Aug-20	67	22	0	0	0
25-Aug-21	64	19	0	0	0
25-Aug-22	60	17	0	0	0
25-Aug-23	57	14	0	0	0
25-Aug-24	53	12	0	0	0
25-Aug-25	49	9	0	0	0
25-Aug-26	45	6	0	0	0
25-Aug-27	40	4	0	0	0
25-Aug-28	36	1	0	0	0
25-Aug-29	31	0	0	0	0
25-Aug-30	25	0	0	0	0
25-Aug-31	19	0	0	0	0
25-Aug-32	11	0	0	0	0
25-Aug-33	3	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	17.97	8.99	3.53	2.8	2.4
Principal Win	Sep05-Dec33	Sep05-Jan29	Sep05-Aug15	Sep05-Jul11	Sep05-Apr10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S8

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	67	60
25-Aug-08	94	80	53	42	31
25-Aug-09	92	71	36	22	10
25-Aug-10	90	63	22	7	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	7	0	0
25-Aug-13	84	45	3	0	0
25-Aug-14	82	41	1	0	0
25-Aug-15	80	37	0	0	0
25-Aug-16	77	33	0	0	0
25-Aug-17	75	30	0	0	0
25-Aug-18	72	27	0	0	0
25-Aug-19	70	24	0	0	0
25-Aug-20	67	22	0	0	0
25-Aug-21	64	19	0	0	0
25-Aug-22	60	17	0	0	0
25-Aug-23	57	14	0	0	0
25-Aug-24	53	12	0	0	0
25-Aug-25	49	9	0	0	0
25-Aug-26	45	6	0	0	0
25-Aug-27	40	4	0	0	0
25-Aug-28	36	1	0	0	0
25-Aug-29	31	0	0	0	0
25-Aug-30	25	0	0	0	0
25-Aug-31	19	0	0	0	0
25-Aug-32	11	0	0	0	0
25-Aug-33	3	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	17.97	8.99	3.53	2.8	2.4
Principal Win	Sep05-Dec33	Sep05-Jan29	Sep05-Aug15	Sep05-Jul11	Sep05-Apr10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and *subject to completion or amendment*. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be *sold nor may an offer to buy be accepted prior* to the delivery of a final prospectus relating to the securities.

00071

CMSI05-5G5BBG - Dec - 5S9

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	67	60
25-Aug-08	94	80	53	42	31
25-Aug-09	92	71	36	22	10
25-Aug-10	90	63	22	7	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	7	0	0
25-Aug-13	84	45	3	0	0
25-Aug-14	82	41	1	0	0
25-Aug-15	80	37	0	0	0
25-Aug-16	77	33	0	0	0
25-Aug-17	75	30	0	0	0
25-Aug-18	72	27	0	0	0
25-Aug-19	70	24	0	0	0
25-Aug-20	67	22	0	0	0
25-Aug-21	64	19	0	0	0
25-Aug-22	60	17	0	0	0
25-Aug-23	57	14	0	0	0
25-Aug-24	53	12	0	0	0
25-Aug-25	49	9	0	0	0
25-Aug-26	45	6	0	0	0
25-Aug-27	40	4	0	0	0
25-Aug-28	36	1	0	0	0
25-Aug-29	31	0	0	0	0
25-Aug-30	25	0	0	0	0
25-Aug-31	19	0	0	0	0
25-Aug-32	11	0	0	0	0
25-Aug-33	3	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	17.97	8.99	3.53	2.8	2.4
Principal Win	Sep05-Dec33	Sep05-Jan29	Sep05-Aug15	Sep05-Jul11	Sep05-Apr10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S10

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	67	60
25-Aug-08	94	80	53	42	31
25-Aug-09	92	71	36	22	10
25-Aug-10	90	63	22	7	0
25-Aug-11	88	56	13	0	0
25-Aug-12	86	50	7	0	0
25-Aug-13	84	45	3	0	0
25-Aug-14	82	41	1	0	0
25-Aug-15	80	37	0	0	0
25-Aug-16	77	33	0	0	0
25-Aug-17	75	30	0	0	0
25-Aug-18	72	27	0	0	0
25-Aug-19	70	24	0	0	0
25-Aug-20	67	22	0	0	0
25-Aug-21	64	19	0	0	0
25-Aug-22	60	17	0	0	0
25-Aug-23	57	14	0	0	0
25-Aug-24	53	12	0	0	0
25-Aug-25	49	9	0	0	0
25-Aug-26	45	6	0	0	0
25-Aug-27	40	4	0	0	0
25-Aug-28	36	1	0	0	0
25-Aug-29	31	0	0	0	0
25-Aug-30	25	0	0	0	0
25-Aug-31	19	0	0	0	0
25-Aug-32	11	0	0	0	0
25-Aug-33	3	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	17.97	8.99	3.53	2.8	2.4
Principal Win	Sep05-Dec33	Sep05-Jan29	Sep05-Aug15	Sep05-Jul11	Sep05-Apr10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5Z1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	106	106	106	106	106
25-Aug-07	112	112	112	112	112
25-Aug-08	118	118	118	118	118
25-Aug-09	125	125	125	125	125
25-Aug-10	132	132	132	132	0
25-Aug-11	139	139	139	97	0
25-Aug-12	147	147	147	0	0
25-Aug-13	155	155	155	0	0
25-Aug-14	164	164	164	0	0
25-Aug-15	173	173	170	0	0
25-Aug-16	183	183	136	0	0
25-Aug-17	193	193	110	0	0
25-Aug-18	204	204	20	0	0
25-Aug-19	216	216	0	0	0
25-Aug-20	228	228	0	0	0
25-Aug-21	241	241	0	0	0
25-Aug-22	254	254	0	0	0
25-Aug-23	269	269	0	0	0
25-Aug-24	284	284	0	0	0
25-Aug-25	300	300	0	0	0
25-Aug-26	317	317	0	0	0
25-Aug-27	334	334	0	0	0
25-Aug-28	353	353	0	0	0
25-Aug-29	373	261	0	0	0
25-Aug-30	394	116	0	0	0
25-Aug-31	417	0	0	0	0
25-Aug-32	440	0	0	0	0
25-Aug-33	465	0	0	0	0
25-Aug-34	62	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	28.74	24.59	12.09	6.11	4.77
Principal Win	Dec33-Oct34	Jan29-Jul31	Aug15-Oct18	Jul11-Dec11	Apr10-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S11

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	88	86
25-Aug-07	96	88	72	64	56
25-Aug-08	94	78	49	36	24
25-Aug-09	92	69	30	15	1
25-Aug-10	90	60	15	0	0
25-Aug-11	88	52	5	0	0
25-Aug-12	85	46	0	0	0
25-Aug-13	83	40	0	0	0
25-Aug-14	81	36	0	0	0
25-Aug-15	79	32	0	0	0
25-Aug-16	76	28	0	0	0
25-Aug-17	74	25	0	0	0
25-Aug-18	71	21	0	0	0
25-Aug-19	68	18	0	0	0
25-Aug-20	65	16	0	0	0
25-Aug-21	62	13	0	0	0
25-Aug-22	59	11	0	0	0
25-Aug-23	55	8	0	0	0
25-Aug-24	51	6	0	0	0
25-Aug-25	47	3	0	0	0
25-Aug-26	43		0	0	0
25-Aug-27	38	0	0	0	0
25-Aug-28	33	0	0	0	0
25-Aug-29	28	0	0	0	0
25-Aug-30	22	0	0	0	0
25-Aug-31	16	0	0	0	0
25-Aug-32	8	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.57	7.99	3.13	2.55	2.2
Principal Win	Sep05-Jul33	Sep05-Oct26	Sep05-May12	Sep05-Jul10	Sep05-Sep09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S12

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	88	86
25-Aug-07	96	88	72	64	56
25-Aug-08	94	78	49	36	24
25-Aug-09	92	69	30	15	1
25-Aug-10	90	60	15	0	0
25-Aug-11	88	52	5	0	0
25-Aug-12	85	46	0	0	0
25-Aug-13	83	40	0	0	0
25-Aug-14	81	36	0	0	0
25-Aug-15	79	32	0	0	0
25-Aug-16	76	28	0	0	0
25-Aug-17	74	25	0	0	0
25-Aug-18	71	21	0	0	0
25-Aug-19	68	18	0	0	0
25-Aug-20	65	16	0	0	0
25-Aug-21	62	13	0	0	0
25-Aug-22	59	11	0	0	0
25-Aug-23	55	8	0	0	0
25-Aug-24	51	6	0	0	0
25-Aug-25	47	3	0	0	0
25-Aug-26	43 •		0	0	0
25-Aug-27	38	0	0	0	0
25-Aug-28	33	0	0	0	0
25-Aug-29	28	0	0	0	0
25-Aug-30	22	0	0	0	0
25-Aug-31	16	0	0	0	0
25-Aug-32	8	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.57	7.99	3.13	2.55	2.2
Principal Win	Sep05-Jul33	Sep05-Oct26	Sep05-May12	Sep05-Jul10	Sep05-Sep09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S13

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	88	86
25-Aug-07	96	88	72	64	56
25-Aug-08	94	78	49	36	24
25-Aug-09	92	69	30	15	1
25-Aug-10	90	60	15	0	0
25-Aug-11	88	52	5	0	0
25-Aug-12	85	46	0	0	0
25-Aug-13	83	40	0	0	0
25-Aug-14	81	36	0	0	0
25-Aug-15	79	32	0	0	0
25-Aug-16	76	28	0	0	0
25-Aug-17	74	25	0	0	0
25-Aug-18	71	21	0	0	0
25-Aug-19	68	18	0	0	0
25-Aug-20	65	16	0	0	0
25-Aug-21	62	13	0	0	0
25-Aug-22	59	11	0	0	0
25-Aug-23	55	8	0	0	0
25-Aug-24	51	6	0	0	0
25-Aug-25	47	3	0	0	0
25-Aug-26	43		0	0	0
25-Aug-27	38	0	0	0	0
25-Aug-28	33	0	0	0	0
25-Aug-29	28	0	0	0	0
25-Aug-30	22	0	0	0	0
25-Aug-31	16	0	0	0	0
25-Aug-32	8	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.57	7.99	3.13	2.55	2.2
Principal Win	Sep05-Jul33	Sep05-Oct26	Sep05-May12	Sep05-Jul10	Sep05-Sep09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S14

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	88	86
25-Aug-07	96	88	72	64	56
25-Aug-08	94	78	49	36	24
25-Aug-09	92	69	30	15	1
25-Aug-10	90	60	15	0	0
25-Aug-11	88	52	5	0	0
25-Aug-12	85	46	0	0	0
25-Aug-13	83	40	0	0	0
25-Aug-14	81	36	0	0	0
25-Aug-15	79	32	0	0	0
25-Aug-16	76	28	0	0	0
25-Aug-17	74	25	0	0	0
25-Aug-18	71	21	0	0	0
25-Aug-19	68	18	0	0	0
25-Aug-20	65	16	0	0	0
25-Aug-21	62	13	0	0	0
25-Aug-22	59	11	0	0	0
25-Aug-23	55	8	0	0	0
25-Aug-24	51	6	0	0	0
25-Aug-25	47	3	0	0	0
25-Aug-26	43		0	0	0
25-Aug-27	38	0	0	0	0
25-Aug-28	33	0	0	0	0
25-Aug-29	28	0	0	0	0
25-Aug-30	22	0	0	0	0
25-Aug-31	16	0	0	0	0
25-Aug-32	8	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.57	7.99	3.13	2.55	2.2
Principal Win	Sep05-Jul33	Sep05-Oct26	Sep05-May12	Sep05-Jul10	Sep05-Sep09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. *The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a* final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S15

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	88	86
25-Aug-07	96	88	72	64	56
25-Aug-08	94	78	49	36	24
25-Aug-09	92	69	30	15	1
25-Aug-10	90	60	15	0	0
25-Aug-11	88	52	5	0	0
25-Aug-12	85	46	0	0	0
25-Aug-13	83	40	0	0	0
25-Aug-14	81	36	0	0	0
25-Aug-15	79	32	0	0	0
25-Aug-16	76	28	0	0	0
25-Aug-17	74	25	0	0	0
25-Aug-18	71	21	0	0	0
25-Aug-19	68	18	0	0	0
25-Aug-20	65	16	0	0	0
25-Aug-21	62	13	0	0	0
25-Aug-22	59	11	0	0	0
25-Aug-23	55	8	0	0	0
25-Aug-24	51	6	0	0	0
25-Aug-25	47	3	0	0	0
25-Aug-26	43		0	0	0
25-Aug-27	38	0	0	0	0
25-Aug-28	33	0	0	0	0
25-Aug-29	28	0	0	0	0
25-Aug-30	22	0	0	0	0
25-Aug-31	16	0	0	0	0
25-Aug-32	8	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.57	7.99	3.13	2.55	2.2
Principal Win	Sep05-Jul33	Sep05-Oct26	Sep05-May12	Sep05-Jul10	Sep05-Sep09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of *securities in any jurisdiction in which such offer*, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5L1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	88	0
25-Aug-11	100	100	100	13	0
25-Aug-12	100	100	82	0	0
25-Aug-13	100	100	47	0	0
25-Aug-14	100	100	29	0	0
25-Aug-15	100	100	23	0	0
25-Aug-16	100	100	19	0	0
25-Aug-17	100	100	15	0	0
25-Aug-18	100	100	3	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	100	0	0	0
25-Aug-21	100	100	0	0	0
25-Aug-22	100	100	0	0	0
25-Aug-23	100	100	0	0	0
25-Aug-24	100	100	0	0	0
25-Aug-25	100	100	0	0	0
25-Aug-26	100	100	0	0	0
25-Aug-27	100	79	0	0	0
25-Aug-28	100	57	0	0	0
25-Aug-29	100	36	0	0	0
25-Aug-30	100	16	0	0	0
25-Aug-31	100	0	0	0	0
25-Aug-32	100	0	0	0	0
25-Aug-33	90	0	0	0	0
25-Aug-34	8	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	28.52	23.4	8.75	5.52	4.45
Principal Win	Jul33-Oct34	Oct26-Jul31	May12-Oct18	Jul10-Dec11	Sep09-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes *no representation* that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the *final prospectus. Under no* circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be *accepted prior* to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S16

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	89	87
25-Aug-07	97	89	75	68	61
25-Aug-08	95	80	54	43	32
25-Aug-09	93	72	37	24	12
25-Aug-10	91	64	24	9	0
25-Aug-11	89	57	15	1	0
25-Aug-12	87	52	9	0	0
25-Aug-13	85	47	5	0	0
25-Aug-14	83	42	3	0	0
25-Aug-15	81	39	2	0	0
25-Aug-16	79	36	2	0	0
25-Aug-17	77	33	2	0	0
25-Aug-18	74	30		0	0
25-Aug-19	72	27	0	0	0
25-Aug-20	69	24	0	0	0
25-Aug-21	66	22	0	0	0
25-Aug-22	63	20	0	0	0
25-Aug-23	60	18	0	0	0
25-Aug-24	56	16	0	0	0
25-Aug-25	53	14	0	0	0
25-Aug-26	49	11	0	0	0
25-Aug-27	45	8	0	0	0
25-Aug-28	40	6	0	0	0
25-Aug-29	35	4	0	0	0
25-Aug-30	31	2	0	0	0
25-Aug-31	25	0	0	0	0
25-Aug-32	17	0	0	0	0
25-Aug-33	9	0	0	0	0
25-Aug-34	1	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	18.71	9.6	3.72	2.86	2.44
Principal Win	Sep05-Oct34	Sep05-Jul31	Sep05-Oct18	Sep05-Dec11	Sep05-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting *as agent for the Issuer or its affiliates in connection* with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute *an offer to sell or solicitation of an offer* to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S17

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	89	87
25-Aug-07	97	89	75	68	61
25-Aug-08	95	80	54	43	32
25-Aug-09	93	72	37	24	12
25-Aug-10	91	64	24	9	0
25-Aug-11	89	57	15	1	0
25-Aug-12	87	52	9	0	0
25-Aug-13	85	47	5	0	0
25-Aug-14	83	42	3	0	0
25-Aug-15	81	39	2	0	0
25-Aug-16	79	36	2	0	0
25-Aug-17	77	33	2	0	0
25-Aug-18	74	30		0	0
25-Aug-19	72	27	0	0	0
25-Aug-20	69	24	0	0	0
25-Aug-21	66	22	0	0	0
25-Aug-22	63	20	0	0	0
25-Aug-23	60	18	0	0	0
25-Aug-24	56	16	0	0	0
25-Aug-25	53	14	0	0	0
25-Aug-26	49	11	0	0	0
25-Aug-27	45	8	0	0	0
25-Aug-28	40	6	0	0	0
25-Aug-29	35	4	0	0	0
25-Aug-30	31	2	0	0	0
25-Aug-31	25	0	0	0	0
25-Aug-32	17	0	0	0	0
25-Aug-33	9	0	0	0	0
25-Aug-34	1	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	18.71	9.6	3.72	2.86	2.44
Principal Win	Sep05-Oct34	Sep05-Jul31	Sep05-Oct18	Sep05-Dec11	Sep05-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and *furnished to you solely* by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained *herein is preliminary*, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the *final prospectus. Under no* circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be *accepted prior to the delivery of a* final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S18

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	89	87
25-Aug-07	97	89	75	68	61
25-Aug-08	95	80	54	43	32
25-Aug-09	93	72	37	24	12
25-Aug-10	91	64	24	9	0
25-Aug-11	89	57	15	1	0
25-Aug-12	87	52	9	0	0
25-Aug-13	85	47	5	0	0
25-Aug-14	83	42	3	0	0
25-Aug-15	81	39	2	0	0
25-Aug-16	79	36	2	0	0
25-Aug-17	77	33	2	0	0
25-Aug-18	74	30		0	0
25-Aug-19	72	27	0	0	0
25-Aug-20	69	24	0	0	0
25-Aug-21	66	22	0	0	0
25-Aug-22	63	20	0	0	0
25-Aug-23	60	18	0	0	0
25-Aug-24	56	16	0	0	0
25-Aug-25	53	14	0	0	0
25-Aug-26	49	11	0	0	0
25-Aug-27	45	8	0	0	0
25-Aug-28	40	6	0	0	0
25-Aug-29	35	4	0	0	0
25-Aug-30	31	2	0	0	0
25-Aug-31	25	0	0	0	0
25-Aug-32	17	0	0	0	0
25-Aug-33	9	0	0	0	0
25-Aug-34	1	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	18.71	9.6	3.72	2.86	2.44
Principal Win	Sep05-Oct34	Sep05-Jul31	Sep05-Oct18	Sep05-Dec11	Sep05-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you *solely* by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is *preliminary, limited in nature and subject* to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. *Under no circumstances shall the information presented* constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

00083

CMSI05-5G5BBG - Dec - 5S19

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	89	87
25-Aug-07	97	89	75	68	61
25-Aug-08	95	80	54	43	32
25-Aug-09	93	72	37	24	12
25-Aug-10	91	64	24	9	0
25-Aug-11	89	57	15	1	0
25-Aug-12	87	52	9	0	0
25-Aug-13	85	47	5	0	0
25-Aug-14	83	42	3	0	0
25-Aug-15	81	39	2	0	0
25-Aug-16	79	36	2	0	0
25-Aug-17	77	33	2	0	0
25-Aug-18	74	30		0	0
25-Aug-19	72	27	0	0	0
25-Aug-20	69	24	0	0	0
25-Aug-21	66	22	0	0	0
25-Aug-22	63	20	0	0	0
25-Aug-23	60	18	0	0	0
25-Aug-24	56	16	0	0	0
25-Aug-25	53	14	0	0	0
25-Aug-26	49	11	0	0	0
25-Aug-27	45	8	0	0	0
25-Aug-28	40	6	0	0	0
25-Aug-29	35	4	0	0	0
25-Aug-30	31	2	0	0	0
25-Aug-31	25	0	0	0	0
25-Aug-32	17	0	0	0	0
25-Aug-33	9	0	0	0	0
25-Aug-34	1	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	18.71	9.6	3.72	2.86	2.44
Principal Win	Sep05-Oct34	Sep05-Jul31	Sep05-Oct18	Sep05-Dec11	Sep05-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5S20

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	89	87
25-Aug-07	97	89	75	68	61
25-Aug-08	95	80	54	43	32
25-Aug-09	93	72	37	24	12
25-Aug-10	91	64	24	9	0
25-Aug-11	89	57	15	1	0
25-Aug-12	87	52	9	0	0
25-Aug-13	85	47	5	0	0
25-Aug-14	83	42	3	0	0
25-Aug-15	81	39	2	0	0
25-Aug-16	79	36	2	0	0
25-Aug-17	77	33	2	0	0
25-Aug-18	74	30		0	0
25-Aug-19	72	27	0	0	0
25-Aug-20	69	24	0	0	0
25-Aug-21	66	22	0	0	0
25-Aug-22	63	20	0	0	0
25-Aug-23	60	18	0	0	0
25-Aug-24	56	16	0	0	0
25-Aug-25	53	14	0	0	0
25-Aug-26	49	11	0	0	0
25-Aug-27	45	8	0	0	0
25-Aug-28	40	6	0	0	0
25-Aug-29	35	4	0	0	0
25-Aug-30	31	2	0	0	0
25-Aug-31	25	0	0	0	0
25-Aug-32	17	0	0	0	0
25-Aug-33	9	0	0	0	0
25-Aug-34	1	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	18.71	9.6	3.72	2.86	2.44
Principal Win	Sep05-Oct34	Sep05-Jul31	Sep05-Oct18	Sep05-Dec11	Sep05-Jun10
Prepay	*0 PSA*	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the *final prospectus*. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5N1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	99	97	91	88	87
25-Aug-12	98	92	80	73	59
25-Aug-13	96	86	64	57	39
25-Aug-14	94	77	47	42	26
25-Aug-15	90	67	30	27	18
25-Aug-16	87	58	16	17	12
25-Aug-17	83	50	4	9	8
25-Aug-18	79	41	0	3	6
25-Aug-19	75	34	0	0	4
25-Aug-20	70	27	0	0	3
25-Aug-21	65	20	0	0	2
25-Aug-22	60	14	0	0	1
25-Aug-23	55	8	0	0	1
25-Aug-24	49	2	0	0 *	
25-Aug-25	43	0	0	0 *	
25-Aug-26	37	0	0	0 *	
25-Aug-27	30	0	0	0 *	
25-Aug-28	23	0	0	0 *	
25-Aug-29	15	0	0	0 *	
25-Aug-30	7	0	0	0 *	
25-Aug-31	0	0	0	0 *	
25-Aug-32	0	0	0	0 *	
25-Aug-33	0	0	0	0 *	
25-Aug-34	0	0	0	0 *	
25-Aug-35	0	0	0	0	0
WAL	18.09	12.24	8.82	8.66	8.18
Principal Win	Sep10-Jun31	Sep10-Jan25	Sep10-Feb18	Sep10-May19	Sep10-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00086

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5N2

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	98	93	82	75	73
25-Aug-12	96	84	59	46	18
25-Aug-13	93	71	29	14	0
25-Aug-14	88	55	0	0	0
25-Aug-15	81	35	0	0	0
25-Aug-16	74	17	0	0	0
25-Aug-17	66	0	0	0	0
25-Aug-18	58	0	0	0	0
25-Aug-19	50	0	0	0	0
25-Aug-20	41	0	0	0	0
25-Aug-21	31	0	0	0	0
25-Aug-22	21	0	0	0	0
25-Aug-23	10	0	0	0	0
25-Aug-24	0	0	0	0	0
WAL	13.58	9.07	7.19	6.83	6.39
Principal Win	Sep10-Jul24	Sep10-Aug17	Sep10-Jun14	Sep10-Feb14	Sep10-Feb13
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5N3

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	100	100	100	100	100
25-Aug-12	100	100	100	100	100
25-Aug-13	100	100	100	100	79
25-Aug-14	100	100	95	83	53
25-Aug-15	100	100	60	55	36
25-Aug-16	100	100	31	34	25
25-Aug-17	100	99	9	18	17
25-Aug-18	100	83	0	6	11
25-Aug-19	100	68	0	0	8
25-Aug-20	100	53	0	0	5
25-Aug-21	100	40	0	0	3
25-Aug-22	100	27	0	0	2
25-Aug-23	100	15	0	0	2
25-Aug-24	99	4	0	0	1
25-Aug-25	86	0	0	0	1
25-Aug-26	74	0	0	0 *	
25-Aug-27	60	0	0	0 *	
25-Aug-28	45	0	0	0 *	
25-Aug-29	30	0	0	0 *	
25-Aug-30	14	0	0	0 *	
25-Aug-31	0	0	0	0 *	
25-Aug-32	0	0	0	0 *	
25-Aug-33	0	0	0	0 *	
25-Aug-34	0	0	0	0 *	
25-Aug-35	0	0	0	0	0
WAL	22.6	15.42	10.45	10.5	9.98
Principal Win	Jul24-Jun31	Aug17-Jan25	Jun14-Feb18	Feb14-May19	Feb13-Jun35
Prepay	*0 PSA*	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any *investment decision with respect to the security* should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - 5B1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	94	94	94	94	94
25-Aug-10	93	93	93	93	93
25-Aug-11	91	89	86	84	82
25-Aug-12	89	86	78	74	70
25-Aug-13	87	81	68	61	55
25-Aug-14	85	75	56	48	41
25-Aug-15	83	69	45	36	28
25-Aug-16	81	63	36	26	19
25-Aug-17	79	57	29	19	13
25-Aug-18	76	52	23	14	9
25-Aug-19	73	47	18	10	6
25-Aug-20	70	43	14	8	4
25-Aug-21	67	38	11	6	3
25-Aug-22	64	34	9	4	2
25-Aug-23	61	31	7	3	1
25-Aug-24	57	27	5	2	1
25-Aug-25	53	24	4	1 *	
25-Aug-26	49	20	3	1 *	
25-Aug-27	45	18	2	1 *	
25-Aug-28	40	15	2 *	*	
25-Aug-29	35	12	1 *	*	
25-Aug-30	30	10	1 *	*	
25-Aug-31	24	7	1 *	*	
25-Aug-32	19	5 *	*	*	
25-Aug-33	12	3 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the *proposed transaction. All information contained* herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G5BBG - Dec - COLLAT

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	94	92	90
25-Aug-07	97	92	81	76	71
25-Aug-08	96	85	66	57	49
25-Aug-09	94	79	53	43	34
25-Aug-10	93	73	43	32	23
25-Aug-11	91	67	34	24	16
25-Aug-12	89	62	28	18	11
25-Aug-13	87	57	22	13	8
25-Aug-14	85	52	18	10	5
25-Aug-15	83	48	14	7	4
25-Aug-16	81	44	11	5	2
25-Aug-17	79	40	9	4	2
25-Aug-18	76	36	7	3	1
25-Aug-19	73	33	6	2	1
25-Aug-20	70	30	4	2 *	
25-Aug-21	67	27	3	1 *	
25-Aug-22	64	24	3	1 *	
25-Aug-23	61	21	2	1 *	
25-Aug-24	57	19	2 *	*	
25-Aug-25	53	16	1 *	*	
25-Aug-26	49	14	1 *	*	
25-Aug-27	45	12	1 *	*	
25-Aug-28	40	10	1 *	*	
25-Aug-29	35	8 *	*	*	
25-Aug-30	30	7 *	*	*	
25-Aug-31	24	5 *	*	*	
25-Aug-32	19	4 *	*	*	
25-Aug-33	12	2 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
-------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-------------------------------------------------
$          DEAL: CMSI05-5G6BBG
$       PRICING: 300 PSA
$    SETTLEMENT: 20050831
-----------------------------------------
-----------------------------------------
$                     BLOCK: 1
!{            TRANCHE NAME: 6N1 }
$          ORIGINAL_AMOUNT: 56000000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                     BLOCK: 2
!{            TRANCHE NAME: 6L1 }
$          ORIGINAL_AMOUNT: 26000000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                     BLOCK: 3
!{            TRANCHE NAME: 6S1 }
$          ORIGINAL_AMOUNT: 46158200.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                     BLOCK: 4
!{            TRANCHE NAME: 6S2 }
$          ORIGINAL_AMOUNT: 46158200.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.25
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                     BLOCK: 5
!{            TRANCHE NAME: 6S3 }
$          ORIGINAL_AMOUNT: 46158200.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                     BLOCK: 6
!{            TRANCHE NAME: 6S4 }
$          ORIGINAL_AMOUNT: 46158200.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.75
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
```

```
-------------------------------------------------
$                  BLOCK: 7
!{          TRANCHE NAME: 6S5 }
$        ORIGINAL_AMOUNT: 46158200.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 6
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 8
!{          TRANCHE NAME: 6L2 }
$        ORIGINAL_AMOUNT: 37209000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 9
!{          TRANCHE NAME: 6B1 }
$        ORIGINAL_AMOUNT: 8974359.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
-------------------------------------------------
-------------------------------------------------
$                TRANCHE: 1
$                   NAME: 6N1
$                  CSORT: 1
$                   TYPE: NAS
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$                TRANCHE: 2
$                   NAME: 6L1
$                  CSORT: 2
$                   TYPE:
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$                TRANCHE: 3
$                   NAME: 6S1
$                  CSORT: 3
$                   TYPE:
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$                TRANCHE: 4
$                   NAME: 6S2
$                  CSORT: 4
$                   TYPE:
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$                TRANCHE: 5
$                   NAME: 6S3
$                  CSORT: 5
$                   TYPE:
$           RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$                TRANCHE: 6
$                   NAME: 6S4
$                  CSORT: 6
$                   TYPE:
$           RECORD_DELAY: 24
```

```
$     COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 7
$                 NAME: 6S5
$                CSORT: 7
$                 TYPE:
$         RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 8
$                 NAME: 6L2
$                CSORT: 8
$                 TYPE:
$         RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$              TRANCHE: 9
$                 NAME: 6B1
$                CSORT: 9
$                 TYPE: SUB
$         RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 9 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
-------------------------------------------------
$      END_TRANCHES:
-------------------------------------------------
-------------------------------------------------
      END OF BOND FILE
****************************************************
$          VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
-------------------------------------------------
$     AGENCY_LIST:      Type   Factor Date   P/Y Delay     BV Delay
                     WHOLE 20050801 55 54
-------------------------------------------------
$      ASSUMED_POOLS:
------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
------------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.500000000  358974359.00  358974359.00  5.900000000          WAM=358 358
2
```

CREDIT SUISSE | FIRST BOSTON

CMSI05-5

Group 6

Pay rules

1. Pay the NAS Priority Amount to the 6N1
2. Pay sequentially as follows:
    a. Beginning in Sept 2008, pay $26,000 to the 6L1 until retired
    b. Pay pro-rata to the 6S1-6S5 until retired
    c. Pay the 6L2 until retired
    d. Pay the 6L1 until retired
3. Pay the 6N1 until retired

Notes

Pxing Speed = 300 psa

NAS bonds = 6N1 standard 60 mo lockout (sched*nas priority*shift%*sr% + prepays*nas priority * shift% *srpp%)
NAS Priority = MIN(.99,(6N1 balance + 22,400,000)/Total Senior Balance

Principal available in step 1 * Nas Priority * Shift percentage

Settlement = 8/31/05

	A	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1						Deal Summary Report						CMSI05-5G6BBG			
3					Assumptions							Collateral			
4	Settlement	31-Aug-05	Prepay		300 PSA					Balance	WAC	WAM	Age	WAL	Dur
5	1st Pay Date	25-Sep-05	Default		0 CDR					$358,974,359.00	5.9	358	2	5.57	4.365
6			Recovery	0	months										
7			Severity		0%										
9	Tranche	Balance	Coupon	Principal	Avg	Dur	Yield	Spread	Bench	Price	$@1bp	Accrued	NetNet	Dated	Notes
10	Name			Window	Life			bp		%		Int(M)	(MM)	Date	
11	6N1	56,000,000.00	5.5	09/10 - 02/18	8.82	6.759	5.508	125	Nearest	99-31.78	38022.79	256.67	56.253	1-Aug-05	FIX
12	6L1	26,000,000.00	5.5	09/08 - 06/35	15.97	10.087	5.69	135	Interp	98-11.13	25911.92	119.17	25.69	1-Aug-05	FIX
13	6S1	46,158,200.00	5	09/05 - 10/11	3		0	0	Interp			192.33	0	1-Aug-05	FIX
14	6S2	46,158,200.00	5.25	09/05 - 10/11	3		0	0	Interp			201.94	0	1-Aug-05	FIX
15	6S3	46,158,200.00	5.5	09/05 - 10/11	3		0	0	Interp			211.56	0	1-Aug-05	FIX
16	6S4	46,158,200.00	5.75	09/05 - 10/11	3		0	0	Interp			221.17	0	1-Aug-05	FIX
17	6S5	46,158,200.00	6	09/05 - 10/11	3		0	0	Interp			230.79	0	1-Aug-05	FIX
18	6L2	37,209,000.00	5.5	10/11 - 10/18	8.18		0	0	Interp			170.54	0	1-Aug-05	FIX
19	6B1	8,974,359.00	5.5	09/05 - 06/35	10.29	7.361	5.514	125	Interp	99-31.50	6635.12	41.13	9.014	1-Aug-05	FIX
20															
21															

26	Treasury						Swaps					
27	Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
28	Yld	3.698	3.982	4.025	4.091	4.258	4.470	4.136	4.352	4.431	4.527	4.695	4.943

CMSI05-5G6BBG - Dec - 6L1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	99	99	99	99	99
25-Aug-10	98	98	98	98	74
25-Aug-11	96	96	96	96	6
25-Aug-12	95	95	95	62	0
25-Aug-13	94	94	94	38	0
25-Aug-14	93	93	93	29	0
25-Aug-15	92	92	92	29	0
25-Aug-16	90	90	90	29	0
25-Aug-17	89	89	89	28	0
25-Aug-18	88	88	88	28	0
25-Aug-19	87	87	72	26	0
25-Aug-20	86	86	57	19	0
25-Aug-21	84	84	44	14	0
25-Aug-22	83	83	35	10	0
25-Aug-23	82	82	27	7	0
25-Aug-24	81	81	21	5	0
25-Aug-25	80	80	16	4	0
25-Aug-26	78	78	12	3	0
25-Aug-27	77	77	9	2	0
25-Aug-28	76	76	7	1	0
25-Aug-29	75	75	5	1	0
25-Aug-30	74	74	3	1	0
25-Aug-31	72	69	2 *		0
25-Aug-32	71	50	1 *		0
25-Aug-33	70	31	1 *		0
25-Aug-34	69	14 *	*		0
25-Aug-35	0	0	0	0	0
WAL	25.29	24.13	15.97	9.82	5.36
Principal Win	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Oct11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the *Issuer or its affiliates in connection with the* proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G6BBG - Dec - 6S1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	90	88	85
25-Aug-07	96	87	71	62	55
25-Aug-08	94	77	47	33	21
25-Aug-09	92	67	27	11	0
25-Aug-10	89	58	11	0	0
25-Aug-11	87	51	1	0	0
25-Aug-12	85	44	0	0	0
25-Aug-13	83	38	0	0	0
25-Aug-14	80	33	0	0	0
25-Aug-15	78	29	0	0	0
25-Aug-16	75	25	0	0	0
25-Aug-17	73	22	0	0	0
25-Aug-18	70	18	0	0	0
25-Aug-19	67	15	0	0	0
25-Aug-20	64	12	0	0	0
25-Aug-21	61	10	0	0	0
25-Aug-22	57	7	0	0	0
25-Aug-23	53	5	0	0	0
25-Aug-24	49	2	0	0	0
25-Aug-25	45	0	0	0	0
25-Aug-26	40	0	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	31	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	4	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.16	7.49	3	2.46	2.13
Principal Win	Sep05-Feb33	Sep05-Jul25	Sep05-Oct11	Sep05-Apr10	Sep05-Jul09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the *securities laws of such jurisdiction. The securities may* not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G6BBG - Dec - 6S2

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	90	88	85
25-Aug-07	96	87	71	62	55
25-Aug-08	94	77	47	33	21
25-Aug-09	92	67	27	11	0
25-Aug-10	89	58	11	0	0
25-Aug-11	87	51	1	0	0
25-Aug-12	85	44	0	0	0
25-Aug-13	83	38	0	0	0
25-Aug-14	80	33	0	0	0
25-Aug-15	78	29	0	0	0
25-Aug-16	75	25	0	0	0
25-Aug-17	73	22	0	0	0
25-Aug-18	70	18	0	0	0
25-Aug-19	67	15	0	0	0
25-Aug-20	64	12	0	0	0
25-Aug-21	61	10	0	0	0
25-Aug-22	57	7	0	0	0
25-Aug-23	53	5	0	0	0
25-Aug-24	49	2	0	0	0
25-Aug-25	45	0	0	0	0
25-Aug-26	40	0	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	31	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	4	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.16	7.49	3	2.46	2.13
Principal Win	Sep05-Feb33	Sep05-Jul25	Sep05-Oct11	Sep05-Apr10	Sep05-Jul09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G6BBG - Dec - 6S3

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	90	88	85
25-Aug-07	96	87	71	62	55
25-Aug-08	94	77	47	33	21
25-Aug-09	92	67	27	11	0
25-Aug-10	89	58	11	0	0
25-Aug-11	87	51	1	0	0
25-Aug-12	85	44	0	0	0
25-Aug-13	83	38	0	0	0
25-Aug-14	80	33	0	0	0
25-Aug-15	78	29	0	0	0
25-Aug-16	75	25	0	0	0
25-Aug-17	73	22	0	0	0
25-Aug-18	70	18	0	0	0
25-Aug-19	67	15	0	0	0
25-Aug-20	64	12	0	0	0
25-Aug-21	61	10	0	0	0
25-Aug-22	57	7	0	0	0
25-Aug-23	53	5	0	0	0
25-Aug-24	49	2	0	0	0
25-Aug-25	45	0	0	0	0
25-Aug-26	40	0	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	31	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	4	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.16	7.49	3	2.46	2.13
Principal Win	Sep05-Feb33	Sep05-Jul25	Sep05-Oct11	Sep05-Apr10	Sep05-Jul09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G6BBG - Dec - 6S4

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	90	88	85
25-Aug-07	96	87	71	62	55
25-Aug-08	94	77	47	33	21
25-Aug-09	92	67	27	11	0
25-Aug-10	89	58	11	0	0
25-Aug-11	87	51	1	0	0
25-Aug-12	85	44	0	0	0
25-Aug-13	83	38	0	0	0
25-Aug-14	80	33	0	0	0
25-Aug-15	78	29	0	0	0
25-Aug-16	75	25	0	0	0
25-Aug-17	73	22	0	0	0
25-Aug-18	70	18	0	0	0
25-Aug-19	67	15	0	0	0
25-Aug-20	64	12	0	0	0
25-Aug-21	61	10	0	0	0
25-Aug-22	57	7	0	0	0
25-Aug-23	53	5	0	0	0
25-Aug-24	49	2	0	0	0
25-Aug-25	45	0	0	0	0
25-Aug-26	40	0	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	31	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	4	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.16	7.49	3	2.46	2.13
Principal Win	Sep05-Feb33	Sep05-Jul25	Sep05-Oct11	Sep05-Apr10	Sep05-Jul09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by *CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the* Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

00100

CMSI05-5G6BBG - Dec - 6S5

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	90	88	85
25-Aug-07	96	87	71	62	55
25-Aug-08	94	77	47	33	21
25-Aug-09	92	67	27	11	0
25-Aug-10	89	58	11	0	0
25-Aug-11	87	51	1	0	0
25-Aug-12	85	44	0	0	0
25-Aug-13	83	38	0	0	0
25-Aug-14	80	33	0	0	0
25-Aug-15	78	29	0	0	0
25-Aug-16	75	25	0	0	0
25-Aug-17	73	22	0	0	0
25-Aug-18	70	18	0	0	0
25-Aug-19	67	15	0	0	0
25-Aug-20	64	12	0	0	0
25-Aug-21	61	10	0	0	0
25-Aug-22	57	7	0	0	0
25-Aug-23	53	5	0	0	0
25-Aug-24	49	2	0	0	0
25-Aug-25	45	0	0	0	0
25-Aug-26	40	0	0	0	0
25-Aug-27	36	0	0	0	0
25-Aug-28	31	0	0	0	0
25-Aug-29	25	0	0	0	0
25-Aug-30	19	0	0	0	0
25-Aug-31	13	0	0	0	0
25-Aug-32	4	0	0	0	0
25-Aug-33	0	0	0	0	0
WAL	17.16	7.49	3	2.46	2.13
Principal Win	Sep05-Feb33	Sep05-Jul25	Sep05-Oct11	Sep05-Apr10	Sep05-Jul09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00101

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G6BBG - Dec - 6L2

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	84
25-Aug-10	100	100	100	67	0
25-Aug-11	100	100	100	10	0
25-Aug-12	100	100	62	0	0
25-Aug-13	100	100	35	0	0
25-Aug-14	100	100	22	0	0
25-Aug-15	100	100	17	0	0
25-Aug-16	100	100	14	0	0
25-Aug-17	100	100	11	0	0
25-Aug-18	100	100	2	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	100	0	0	0
25-Aug-21	100	100	0	0	0
25-Aug-22	100	100	0	0	0
25-Aug-23	100	100	0	0	0
25-Aug-24	100	100	0	0	0
25-Aug-25	100	97	0	0	0
25-Aug-26	100	78	0	0	0
25-Aug-27	100	60	0	0	0
25-Aug-28	100	43	0	0	0
25-Aug-29	100	27	0	0	0
25-Aug-30	100	12	0	0	0
25-Aug-31	100	0	0	0	0
25-Aug-32	100	0	0	0	0
25-Aug-33	67	0	0	0	0
25-Aug-34	6	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	28.31	22.69	8.18	5.34	4.34
Principal Win	Feb33-Oct34	Jul25-Jul31	Oct11-Oct18	Apr10-Dec11	Jul09-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. *The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a* final prospectus relating to the securities.

00102

CMSI05-5G6BBG - Dec - 6N1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	99	97	91	88	87
25-Aug-12	98	92	80	73	59
25-Aug-13	96	86	64	57	39
25-Aug-14	94	77	47	42	26
25-Aug-15	90	67	30	27	18
25-Aug-16	87	58	16	17	12
25-Aug-17	83	50	4	9	8
25-Aug-18	79	41	0	3	6
25-Aug-19	75	34	0	0	4
25-Aug-20	70	27	0	0	3
25-Aug-21	65	20	0	0	2
25-Aug-22	60	14	0	0	1
25-Aug-23	55	8	0	0	1
25-Aug-24	49	2	0	0 *	
25-Aug-25	43	0	0	0 *	
25-Aug-26	37	0	0	0 *	
25-Aug-27	30	0	0	0 *	
25-Aug-28	23	0	0	0 *	
25-Aug-29	15	0	0	0 *	
25-Aug-30	7	0	0	0 *	
25-Aug-31	0	0	0	0 *	
25-Aug-32	0	0	0	0 *	
25-Aug-33	0	0	0	0 *	
25-Aug-34	0	0	0	0 *	
25-Aug-35	0	0	0	0	0
WAL	18.09	12.24	8.82	8.66	8.18
Principal Win	Sep10-Jun31	Sep10-Jan25	Sep10-Feb18	Sep10-May19	Sep10-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00103

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G6BBG - Dec - 6B1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	94	94	94	94	94
25-Aug-10	93	93	93	93	93
25-Aug-11	91	89	86	84	82
25-Aug-12	89	86	78	74	70
25-Aug-13	87	81	68	61	55
25-Aug-14	85	75	56	48	41
25-Aug-15	83	69	45	36	28
25-Aug-16	81	63	36	26	19
25-Aug-17	79	57	29	19	13
25-Aug-18	76	52	23	14	9
25-Aug-19	73	47	18	10	6
25-Aug-20	70	43	14	8	4
25-Aug-21	67	38	11	6	3
25-Aug-22	64	34	9	4	2
25-Aug-23	61	31	7	3	1
25-Aug-24	57	27	5	2	1
25-Aug-25	53	24	4	1 *	
25-Aug-26	49	20	3	1 *	
25-Aug-27	45	18	2	1 *	
25-Aug-28	40	15	2 *	*	
25-Aug-29	35	12	1 *	*	
25-Aug-30	30	10	1 *	*	
25-Aug-31	24	7	1 *	*	
25-Aug-32	19	5 *	*	*	
25-Aug-33	12	3 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This Information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G6BBG - Dec - COLLAT

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	94	92	90
25-Aug-07	97	92	81	76	71
25-Aug-08	96	85	66	57	49
25-Aug-09	94	79	53	43	34
25-Aug-10	93	73	43	32	23
25-Aug-11	91	67	34	24	16
25-Aug-12	89	62	28	18	11
25-Aug-13	87	57	22	13	8
25-Aug-14	85	52	18	10	5
25-Aug-15	83	48	14	7	4
25-Aug-16	81	44	11	5	2
25-Aug-17	79	40	9	4	2
25-Aug-18	76	36	7	3	1
25-Aug-19	73	33	6	2	1
25-Aug-20	70	30	4	2 *	
25-Aug-21	67	27	3	1 *	
25-Aug-22	64	24	3	1 *	
25-Aug-23	61	21	2	1 *	
25-Aug-24	57	19	2 *	*	
25-Aug-25	53	16	1 *	*	
25-Aug-26	49	14	1 *	*	
25-Aug-27	45	12	1 *	*	
25-Aug-28	40	10	1 *	*	
25-Aug-29	35	8 *	*	*	
25-Aug-30	30	7 *	*	*	
25-Aug-31	24	5 *	*	*	
25-Aug-32	19	4 *	*	*	
25-Aug-33	12	2 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
-----------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-----------------------------------------------------
$            DEAL: CMSI05-5G7BBG
$         PRICING: 300 PSA
$      SETTLEMENT: 20050831
------------------------------------------
------------------------------------------
$                  BLOCK: 1
!{          TRANCHE NAME: 7N1 }
$        ORIGINAL_AMOUNT: 56000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 2
!{          TRANCHE NAME: 7L1 }
$        ORIGINAL_AMOUNT: 26000000.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 3
!{          TRANCHE NAME: 7S1 }
$        ORIGINAL_AMOUNT: 40008600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 4
!{          TRANCHE NAME: 7S2 }
$        ORIGINAL_AMOUNT: 40008600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.25
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 5
!{          TRANCHE NAME: 7S3 }
$        ORIGINAL_AMOUNT: 40008600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.5
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                  BLOCK: 6
!{          TRANCHE NAME: 7S4 }
$        ORIGINAL_AMOUNT: 40008600.00
$         CURRENT_FACTOR: 1.000000000
$         CURRENT_COUPON: 5.75
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20050801
$     FIRST_PAYMENT_DATE: 20050925
$      NEXT_PAYMENT_DATE: 20050925
$         ACCRUAL_METHOD: THIRTY_360
```

```
-----------------------------------------------
$                 BLOCK: 7
!{         TRANCHE NAME: 7S5 }
$       ORIGINAL_AMOUNT: 40008600.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 6
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                 BLOCK: 8
!{         TRANCHE NAME: 7L2 }
$       ORIGINAL_AMOUNT: 67957000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                 BLOCK: 9
!{         TRANCHE NAME: 7B1 }
$       ORIGINAL_AMOUNT: 8974359.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
-----------------------------------------------
-----------------------------------------------
$               TRANCHE: 1
$                  NAME: 7N1
$                 CSORT: 1
$                  TYPE: NAS
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$               TRANCHE: 2
$                  NAME: 7L1
$                 CSORT: 2
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$               TRANCHE: 3
$                  NAME: 7S1
$                 CSORT: 3
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$               TRANCHE: 4
$                  NAME: 7S2
$                 CSORT: 4
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$               TRANCHE: 5
$                  NAME: 7S3
$                 CSORT: 5
$                  TYPE:
$          RECORD_DELAY: 24
$   COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$               TRANCHE: 6
$                  NAME: 7S4
$                 CSORT: 6
$                  TYPE:
$          RECORD_DELAY: 24
```

```
$     COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$               TRANCHE: 7
$                  NAME: 7S5
$                 CSORT: 7
$                  TYPE:
$          RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$               TRANCHE: 8
$                  NAME: 7L2
$                 CSORT: 8
$                  TYPE:
$          RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
$               TRANCHE: 9
$                  NAME: 7B1
$                 CSORT: 9
$                  TYPE: SUB
$          RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 9 PRIN: 100.000000000 INT: 100.000000000
------------------------------------------------
------------------------------------------------
$      END_TRANCHES:
------------------------------------------------
------------------------------------------------
      END OF BOND FILE
*************************************************
$          VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
------------------------------------------------
$     AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                       WHOLE 20050801 55 54
------------------------------------------------
$      ASSUMED_POOLS:
---------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
---------------------------------------------------------------------------
 L          1 WHOLE      LPM  5.500000000  358974359.00  358974359.00  5.900000000            WAM=358 358
2
```

CREDIT SUISSE | FIRST BOSTON

CMSI05-5

Group 7

Pay rules

1. Pay the NAS Priority Amount to the 7N1
2. Pay sequentially as follows:
    a. Beginning in Sept 2008, pay $26,000 to the 7L1 until retired
    b. Pay pro-rata to the 7S1-7S5 until retired
    c. Pay the 7L2 until retired
    d. Pay the 7L1 until retired
3. Pay the 7N1 until retired

Notes

Pxing Speed = 300 psa

NAS bonds = 7N1 standard 60 mo lockout (sched*nas priority*shift%*sr% + prepays*nas priority * shift% *srpp%)
NAS Priority = MIN(.99,(7N1 balance + 22,400,000)/Total Senior Balance

Principal available in step 1 * Nas Priority * Shift percentage

Settlement = 8/31/05

Deal Summary Report

CMSI05-5G7BBG

Settlement	31-Aug-05
1st Pay Date	25-Sep-05

Assumptions

Prepay		300 PSA
Default		0 CDR
Recovery	0	months
Severity		0%

Collateral

Balance	WAC	WAM	Age	WAL	Dur
$358,974,359.00	5.9	358	2	5.57	4.365

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
7N1	56,000,000.00	5.5	09/10 - 02/18	8.82	6.759	5.508	125	Nearest	99-31.78	38022.79	256.67	56.253	1-Aug-05	FIX
7L1	26,000,000.00	5.5	09/08 - 06/35	15.97	10.087	5.69	135	Interp	98-11.13	25911.92	119.17	25.69	1-Aug-05	FIX
7S1	40,008,600.00	5	09/05 - 07/10	2.62		0	0	Interp			166.7	0	1-Aug-05	FIX
7S2	40,008,600.00	5.25	09/05 - 07/10	2.62		0	0	Interp			175.04	0	1-Aug-05	FIX
7S3	40,008,600.00	5.5	09/05 - 07/10	2.62		0	0	Interp			183.37	0	1-Aug-05	FIX
7S4	40,008,600.00	5.75	09/05 - 07/10	2.62		0	0	Interp			191.71	0	1-Aug-05	FIX
7S5	40,008,600.00	6	09/05 - 07/10	2.62		0	0	Interp			200.04	0	1-Aug-05	FIX
7L2	67,957,000.00	5.5	07/10 - 10/18	6.96		0	0	Interp			311.47	0	1-Aug-05	FIX
7B1	8,974,359.00	5.5	09/05 - 06/35	10.29	7.361	5.514	125	Interp	99-31.50	6635.12	41.13	9.014	1-Aug-05	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	3.698	3.982	4.025	4.091	4.258	4.470	4.136	4.352	4.431	4.527	4.695	4.943

CMSI05-5G7BBG - Dec - 7L1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	99	99	99	99	99
25-Aug-10	98	98	98	98	74
25-Aug-11	96	96	96	96	6
25-Aug-12	95	95	95	62	0
25-Aug-13	94	94	94	38	0
25-Aug-14	93	93	93	29	0
25-Aug-15	92	92	92	29	0
25-Aug-16	90	90	90	29	0
25-Aug-17	89	89	89	28	0
25-Aug-18	88	88	88	28	0
25-Aug-19	87	87	72	26	0
25-Aug-20	86	86	57	19	0
25-Aug-21	84	84	44	14	0
25-Aug-22	83	83	35	10	0
25-Aug-23	82	82	27	7	0
25-Aug-24	81	81	21	5	0
25-Aug-25	80	80	16	4	0
25-Aug-26	78	78	12	3	0
25-Aug-27	77	77	9	2	0
25-Aug-28	76	76	7	1	0
25-Aug-29	75	75	5	1	0
25-Aug-30	74	74	3	1	0
25-Aug-31	72	69	2 *		0
25-Aug-32	71	50	1 *		0
25-Aug-33	70	31	1 *		0
25-Aug-34	69	14 *	*		0
25-Aug-35	0	0	0	0	0
WAL	25.29	24.13	15.97	9.82	5.36
Principal Win	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Oct11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00111

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7S1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	89	86	83
25-Aug-07	95	85	66	57	48
25-Aug-08	93	73	39	23	9
25-Aug-09	90	62	16	0	0
25-Aug-10	88	52	0	0	0
25-Aug-11	85	43	0	0	0
25-Aug-12	83	35	0	0	0
25-Aug-13	80	28	0	0	0
25-Aug-14	77	23	0	0	0
25-Aug-15	74	18	0	0	0
25-Aug-16	72	14	0	0	0
25-Aug-17	69	10	0	0	0
25-Aug-18	65	6	0	0	0
25-Aug-19	62	2	0	0	0
25-Aug-20	58	0	0	0	0
25-Aug-21	55	0	0	0	0
25-Aug-22	50	0	0	0	0
25-Aug-23	46	0	0	0	0
25-Aug-24	41	0	0	0	0
25-Aug-25	37	0	0	0	0
25-Aug-26	31	0	0	0	0
25-Aug-27	26	0	0	0	0
25-Aug-28	20	0	0	0	0
25-Aug-29	14	0	0	0	0
25-Aug-30	7	0	0	0	0
25-Aug-31	0	0	0	0	0
WAL	15.69	5.99	2.62	2.18	1.91
Principal Win	Sep05-Aug31	Sep05-Apr20	Sep05-Jul10	Sep05-Jul09	Sep05-Dec08
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7S2

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	89	86	83
25-Aug-07	95	85	66	57	48
25-Aug-08	93	73	39	23	9
25-Aug-09	90	62	16	0	0
25-Aug-10	88	52	0	0	0
25-Aug-11	85	43	0	0	0
25-Aug-12	83	35	0	0	0
25-Aug-13	80	28	0	0	0
25-Aug-14	77	23	0	0	0
25-Aug-15	74	18	0	0	0
25-Aug-16	72	14	0	0	0
25-Aug-17	69	10	0	0	0
25-Aug-18	65	6	0	0	0
25-Aug-19	62	2	0	0	0
25-Aug-20	58	0	0	0	0
25-Aug-21	55	0	0	0	0
25-Aug-22	50	0	0	0	0
25-Aug-23	46	0	0	0	0
25-Aug-24	41	0	0	0	0
25-Aug-25	37	0	0	0	0
25-Aug-26	31	0	0	0	0
25-Aug-27	26	0	0	0	0
25-Aug-28	20	0	0	0	0
25-Aug-29	14	0	0	0	0
25-Aug-30	7	0	0	0	0
25-Aug-31	0	0	0	0	0
WAL	15.69	5.99	2.62	2.18	1.91
Principal Win	Sep05-Aug31	Sep05-Apr20	Sep05-Jul10	Sep05-Jul09	Sep05-Dec08
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00113

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities *may not be sold nor may an offer to* buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7S3

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	89	86	83
25-Aug-07	95	85	66	57	48
25-Aug-08	93	73	39	23	9
25-Aug-09	90	62	16	0	0
25-Aug-10	88	52	0	0	0
25-Aug-11	85	43	0	0	0
25-Aug-12	83	35	0	0	0
25-Aug-13	80	28	0	0	0
25-Aug-14	77	23	0	0	0
25-Aug-15	74	18	0	0	0
25-Aug-16	72	14	0	0	0
25-Aug-17	69	10	0	0	0
25-Aug-18	65	6	0	0	0
25-Aug-19	62	2	0	0	0
25-Aug-20	58	0	0	0	0
25-Aug-21	55	0	0	0	0
25-Aug-22	50	0	0	0	0
25-Aug-23	46	0	0	0	0
25-Aug-24	41	0	0	0	0
25-Aug-25	37	0	0	0	0
25-Aug-26	31	0	0	0	0
25-Aug-27	26	0	0	0	0
25-Aug-28	20	0	0	0	0
25-Aug-29	14	0	0	0	0
25-Aug-30	7	0	0	0	0
25-Aug-31	0	0	0	0	0
WAL	15.69	5.99	2.62	2.18	1.91
Principal Win	Sep05-Aug31	Sep05-Apr20	Sep05-Jul10	Sep05-Jul09	Sep05-Dec08
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you *solely* by *CREDIT SUISSE FIRST BOSTON* LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes *no representation that the above referenced* security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to *sell or solicitation of an offer to buy nor shall* there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7S4

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	89	86	83
25-Aug-07	95	85	66	57	48
25-Aug-08	93	73	39	23	9
25-Aug-09	90	62	16	0	0
25-Aug-10	88	52	0	0	0
25-Aug-11	85	43	0	0	0
25-Aug-12	83	35	0	0	0
25-Aug-13	80	28	0	0	0
25-Aug-14	77	23	0	0	0
25-Aug-15	74	18	0	0	0
25-Aug-16	72	14	0	0	0
25-Aug-17	69	10	0	0	0
25-Aug-18	65	6	0	0	0
25-Aug-19	62	2	0	0	0
25-Aug-20	58	0	0	0	0
25-Aug-21	55	0	0	0	0
25-Aug-22	50	0	0	0	0
25-Aug-23	46	0	0	0	0
25-Aug-24	41	0	0	0	0
25-Aug-25	37	0	0	0	0
25-Aug-26	31	0	0	0	0
25-Aug-27	26	0	0	0	0
25-Aug-28	20	0	0	0	0
25-Aug-29	14	0	0	0	0
25-Aug-30	7	0	0	0	0
25-Aug-31	0	0	0	0	0
WAL	15.69	5.99	2.62	2.18	1.91
Principal Win	Sep05-Aug31	Sep05-Apr20	Sep05-Jul10	Sep05-Jul09	Sep05-Dec08
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) *and not the Issuer of the* Securities or any of *its affiliates. The preliminary description* of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced *security will actually perform as* described in any scenario. The above analysis alone is not intended to be *a prospectus and any* investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or *qualification under the securities* laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7S5

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	89	86	83
25-Aug-07	95	85	66	57	48
25-Aug-08	93	73	39	23	9
25-Aug-09	90	62	16	0	0
25-Aug-10	88	52	0	0	0
25-Aug-11	85	43	0	0	0
25-Aug-12	83	35	0	0	0
25-Aug-13	80	28	0	0	0
25-Aug-14	77	23	0	0	0
25-Aug-15	74	18	0	0	0
25-Aug-16	72	14	0	0	0
25-Aug-17	69	10	0	0	0
25-Aug-18	65	6	0	0	0
25-Aug-19	62	2	0	0	0
25-Aug-20	58	0	0	0	0
25-Aug-21	55	0	0	0	0
25-Aug-22	50	0	0	0	0
25-Aug-23	46	0	0	0	0
25-Aug-24	41	0	0	0	0
25-Aug-25	37	0	0	0	0
25-Aug-26	31	0	0	0	0
25-Aug-27	26	0	0	0	0
25-Aug-28	20	0	0	0	0
25-Aug-29	14	0	0	0	0
25-Aug-30	7	0	0	0	0
25-Aug-31	0	0	0	0	0
WAL	15.69	5.99	2.62	2.18	1.91
Principal Win	Sep05-Aug31	Sep05-Apr20	Sep05-Jul10	Sep05-Jul09	Sep05-Dec08
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the *Securities or any of its affiliates. The* preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security *will actually perform as* described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to *sell or solicitation of an offer to buy nor shall* there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7L2

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	93	46
25-Aug-10	100	100	94	36	0
25-Aug-11	100	100	59	5	0
25-Aug-12	100	100	34	0	0
25-Aug-13	100	100	19	0	0
25-Aug-14	100	100	12	0	0
25-Aug-15	100	100	10	0	0
25-Aug-16	100	100	8	0	0
25-Aug-17	100	100	6	0	0
25-Aug-18	100	100	1	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	97	0	0	0
25-Aug-21	100	87	0	0	0
25-Aug-22	100	79	0	0	0
25-Aug-23	100	71	0	0	0
25-Aug-24	100	63	0	0	0
25-Aug-25	100	53	0	0	0
25-Aug-26	100	43	0	0	0
25-Aug-27	100	33	0	0	0
25-Aug-28	100	23	0	0	0
25-Aug-29	100	15	0	0	0
25-Aug-30	100	6	0	0	0
25-Aug-31	98	0	0	0	0
25-Aug-32	68	0	0	0	0
25-Aug-33	37	0	0	0	0
25-Aug-34	3	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	27.59	20.23	6.96	4.86	4
Principal Win	Aug31-Oct34	Apr20-Jul31	Jul10-Oct18	Jul09-Dec11	Dec08-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00117

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7N1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	99	97	91	88	87
25-Aug-12	98	92	80	73	59
25-Aug-13	96	86	64	57	39
25-Aug-14	94	77	47	42	26
25-Aug-15	90	67	30	27	18
25-Aug-16	87	58	16	17	12
25-Aug-17	83	50	4	9	8
25-Aug-18	79	41	0	3	6
25-Aug-19	75	34	0	0	4
25-Aug-20	70	27	0	0	3
25-Aug-21	65	20	0	0	2
25-Aug-22	60	14	0	0	1
25-Aug-23	55	8	0	0	1
25-Aug-24	49	2	0	0 *	
25-Aug-25	43	0	0	0 *	
25-Aug-26	37	0	0	0 *	
25-Aug-27	30	0	0	0 *	
25-Aug-28	23	0	0	0 *	
25-Aug-29	15	0	0	0 *	
25-Aug-30	7	0	0	0 *	
25-Aug-31	0	0	0	0 *	
25-Aug-32	0	0	0	0 *	
25-Aug-33	0	0	0	0 *	
25-Aug-34	0	0	0	0 *	
25-Aug-35	0	0	0	0	0
WAL	18.09	12.24	8.82	8.66	8.18
Principal Win	Sep10-Jun31	Sep10-Jan25	Sep10-Feb18	Sep10-May19	Sep10-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to *completion or amendment. CSFB makes no representation* that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the *final* prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy *be accepted prior to the delivery of a* final prospectus relating to the securities.

CMSI05-5G7BBG - Dec - 7B1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	94	94	94	94	94
25-Aug-10	93	93	93	93	93
25-Aug-11	91	89	86	84	82
25-Aug-12	89	86	78	74	70
25-Aug-13	87	81	68	61	55
25-Aug-14	85	75	56	48	41
25-Aug-15	83	69	45	36	28
25-Aug-16	81	63	36	26	19
25-Aug-17	79	57	29	19	13
25-Aug-18	76	52	23	14	9
25-Aug-19	73	47	18	10	6
25-Aug-20	70	43	14	8	4
25-Aug-21	67	38	11	6	3
25-Aug-22	64	34	9	4	2
25-Aug-23	61	31	7	3	1
25-Aug-24	57	27	5	2	1
25-Aug-25	53	24	4	1 *	
25-Aug-26	49	20	3	1 *	
25-Aug-27	45	18	2	1 *	
25-Aug-28	40	15	2 *	*	
25-Aug-29	35	12	1 *	*	
25-Aug-30	30	10	1 *	*	
25-Aug-31	24	7	1 *	*	
25-Aug-32	19	5 *	*	*	
25-Aug-33	12	3 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00119

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. *All information contained herein is preliminary*, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a *final* prospectus relating to the securities.

CMSI05-5G7BBG - Dec - COLLAT

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	94	92	90
25-Aug-07	97	92	81	76	71
25-Aug-08	96	85	66	57	49
25-Aug-09	94	79	53	43	34
25-Aug-10	93	73	43	32	23
25-Aug-11	91	67	34	24	16
25-Aug-12	89	62	28	18	11
25-Aug-13	87	57	22	13	8
25-Aug-14	85	52	18	10	5
25-Aug-15	83	48	14	7	4
25-Aug-16	81	44	11	5	2
25-Aug-17	79	40	9	4	2
25-Aug-18	76	36	7	3	1
25-Aug-19	73	33	6	2	1
25-Aug-20	70	30	4	2 *	
25-Aug-21	67	27	3	1 *	
25-Aug-22	64	24	3	1 *	
25-Aug-23	61	21	2	1 *	
25-Aug-24	57	19	2 *	*	
25-Aug-25	53	16	1 *	*	
25-Aug-26	49	14	1 *	*	
25-Aug-27	45	12	1 *	*	
25-Aug-28	40	10	1 *	*	
25-Aug-29	35	8 *	*	*	
25-Aug-30	30	7 *	*	*	
25-Aug-31	24	5 *	*	*	
25-Aug-32	19	4 *	*	*	
25-Aug-33	12	2 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00120

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

```
-----------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-----------------------------------------------------
$          DEAL: CMSI05-5G8BBG
$       PRICING: 300 PSA
$    SETTLEMENT: 20050831
------------------------------------------
------------------------------------------
$                   BLOCK: 1
!{           TRANCHE NAME: 8N1 }
$         ORIGINAL_AMOUNT: 56000000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                   BLOCK: 2
!{           TRANCHE NAME: 8L1 }
$         ORIGINAL_AMOUNT: 26000000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                   BLOCK: 3
!{           TRANCHE NAME: 8S1 }
$         ORIGINAL_AMOUNT: 100000000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                   BLOCK: 4
!{           TRANCHE NAME: BACK1 }
$         ORIGINAL_AMOUNT: 3988000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                   BLOCK: 5
!{           TRANCHE NAME: 8S2 }
$         ORIGINAL_AMOUNT: 103763000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------------
$                   BLOCK: 6
!{           TRANCHE NAME: BACK2 }
$         ORIGINAL_AMOUNT: 35249000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20050801
$      FIRST_PAYMENT_DATE: 20050925
$       NEXT_PAYMENT_DATE: 20050925
$          ACCRUAL_METHOD: THIRTY_360
```

```
-------------------------------------------------
$                 BLOCK: 7
!{         TRANCHE NAME: 8S4 }
$       ORIGINAL_AMOUNT: 25000000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                 BLOCK: 8
!{         TRANCHE NAME: 8B1 }
$       ORIGINAL_AMOUNT: 8974359.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20050801
$    FIRST_PAYMENT_DATE: 20050925
$     NEXT_PAYMENT_DATE: 20050925
$        ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
-------------------------------------------------
-------------------------------------------------
$               TRANCHE: 1
$                  NAME: 8N1
$                 CSORT: 1
$                  TYPE: NAS
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$               TRANCHE: 2
$                  NAME: 8L1
$                 CSORT: 2
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$               TRANCHE: 3
$                  NAME: 8S1
$                 CSORT: 3
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$               TRANCHE: 4
$                  NAME: 1A6
$                 CSORT: 4
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
!  ( component tranche name is BACK1 )
$    COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
!  ( component tranche name is BACK2 )
-------------------------------------------------
$               TRANCHE: 5
$                  NAME: 8S2
$                 CSORT: 5
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$               TRANCHE: 6
$                  NAME: 8S4
$                 CSORT: 6
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$               TRANCHE: 7
$                  NAME: 8B1
$                 CSORT: 7
$                  TYPE: SUB
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
```

```
--------------------------------------------------
$     END_TRANCHES:
--------------------------------------------------
--------------------------------------------------
      END OF BOND FILE
***************************************************
$          VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
--------------------------------------------------
$     AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                     WHOLE 20050801 55 54
--------------------------------------------------
$     ASSUMED_POOLS:
------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
------------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.500000000  358974359.00  358974359.00  5.900000000           WAM=358 358
2
```

CREDIT SUISSE | FIRST BOSTON

CMSI05-5

Group 8

Pay rules

1. Pay the NAS Priority Amount to the 8N1
2. Pay sequentially as follows:
   a. Beginning in Sept 2008, pay $26,000 to the 8L1 until retired
   b. Concurrently:
      i. 38.8014925373% sequentially to the 8S1 and 1A6 until retired
      ii. 51.8701492537% sequentially to the 8S2 and 1A6 until retired
      iii. 9.3283582090% to the 8S4 until retired
   c. Pay the 8L1 until retired
3. Pay the 8N1 until retired

Notes

Pxing Speed = 300 psa

NAS bonds = 8N1 standard 60 mo lockout (sched*nas priority*shift%*sr% + prepays*nas priority * shift% *srpp%)
NAS Priority = MIN(.99,(8N1 balance + 22,400,000)/Total Senior Balance

Principal available in step 1 * Nas Priority * Shift percentage

Settlement = 8/31/05

Deal Summary Report

CMSI05-5G8BBG

	Assumptions				Collateral					
Settlement	31-Aug-05	Prepay		300 PSA	Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Sep-05	Default		0 CDR	$358,974,359.00	5.9	358	2	5.57	4.37
		Recovery	0	months						
		Severity		0%						

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
8N1	56,000,000.00	5.5	09/10 - 02/18	8.82	6.76	5.517	125	Nearest	99-29.83	37993.28	256.67	56.219	1-Aug-05	FIX
8L1	26,000,000.00	5.5	09/08 - 06/35	15.97	10.09	5.69	134	Interp	98-11.13	25911.92	119.17	25.69	1-Aug-05	FIX
8S1	100,000,000.00	5.5	09/05 - 03/14	3.43		0	0	Interp			458.33	0	1-Aug-05	FIX
1A6	39,237,000.00	5.5	07/10 - 10/18	7.37		0	0	Interp			179.84	0	1-Aug-05	FIX
8S2	103,763,000.00	5.5	09/05 - 07/10	2.62		0	0	Interp			475.58	0	1-Aug-05	FIX
8S4	25,000,000.00	5.5	09/05 - 10/18	3.72	3.17	5.39	128	Interp	100-05.40	7980.12	114.58	25.157	1-Aug-05	FIX
8B1	8,974,359.00	5.5	09/05 - 06/35	10.29	7.36	5.514	124	Interp	99-31.50	6635.12	41.13	9.014	1-Aug-05	FIX

Treasury

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	3.822	4.051	4.089	4.134	4.267	4.475

Swaps

1YR	2YR	3YR	5YR	10YR	30YR
4.280	4.426	4.486	4.538	4.707	4.924

CMSI05-5G8BBG - Dec - 8L1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	99	99	99	99	99
25-Aug-10	98	98	98	98	74
25-Aug-11	96	96	96	96	6
25-Aug-12	95	95	95	62	0
25-Aug-13	94	94	94	38	0
25-Aug-14	93	93	93	29	0
25-Aug-15	92	92	92	29	0
25-Aug-16	90	90	90	29	0
25-Aug-17	89	89	89	28	0
25-Aug-18	88	88	88	28	0
25-Aug-19	87	87	72	26	0
25-Aug-20	86	86	57	19	0
25-Aug-21	84	84	44	14	0
25-Aug-22	83	83	35	10	0
25-Aug-23	82	82	27	7	0
25-Aug-24	81	81	21	5	0
25-Aug-25	80	80	16	4	0
25-Aug-26	78	78	12	3	0
25-Aug-27	77	77	9	2	0
25-Aug-28	76	76	7	1	0
25-Aug-29	75	75	5	1	0
25-Aug-30	74	74	3	1	0
25-Aug-31	72	69	2 *		0
25-Aug-32	71	50	1 *		0
25-Aug-33	70	31	1 *		0
25-Aug-34	69	14 *	*		0
25-Aug-35	0	0	0	0	0
WAL	25.29	24.13	15.97	9.82	5.36
Principal Win	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Oct11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. *All information contained herein is preliminary*, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G8BBG - Dec - 8S1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	66	59
25-Aug-08	95	79	52	40	29
25-Aug-09	93	71	35	20	8
25-Aug-10	91	63	21	6	0
25-Aug-11	89	56	11	0	0
25-Aug-12	86	50	5	0	0
25-Aug-13	84	44	1	0	0
25-Aug-14	82	40	0	0	0
25-Aug-15	80	36	0	0	0
25-Aug-16	78	33	0	0	0
25-Aug-17	76	30	0	0	0
25-Aug-18	73	27	0	0	0
25-Aug-19	71	24	0	0	0
25-Aug-20	68	21	0	0	0
25-Aug-21	65	19	0	0	0
25-Aug-22	62	17	0	0	0
25-Aug-23	58	15	0	0	0
25-Aug-24	55	13	0	0	0
25-Aug-25	51	10	0	0	0
25-Aug-26	47	7	0	0	0
25-Aug-27	42	5	0	0	0
25-Aug-28	38	2	0	0	0
25-Aug-29	33	0	0	0	0
25-Aug-30	28	0	0	0	0
25-Aug-31	22	0	0	0	0
25-Aug-32	14	0	0	0	0
25-Aug-33	6	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	18.3	8.99	3.43	2.74	2.35
Principal Wir	Sep05-Apr34	Sep05-Aug29	Sep05-Mar14	Sep05-Apr11	Sep05-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00127

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone *is not intended to be a prospectus and any investment* decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G8BBG - Dec - 8S2

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	89	86	83
25-Aug-07	95	85	66	57	48
25-Aug-08	93	73	39	23	9
25-Aug-09	90	62	16	0	0
25-Aug-10	88	52	0	0	0
25-Aug-11	85	43	0	0	0
25-Aug-12	83	35	0	0	0
25-Aug-13	80	28	0	0	0
25-Aug-14	77	23	0	0	0
25-Aug-15	74	18	0	0	0
25-Aug-16	72	14	0	0	0
25-Aug-17	69	10	0	0	0
25-Aug-18	65	6	0	0	0
25-Aug-19	62	2	0	0	0
25-Aug-20	58	0	0	0	0
25-Aug-21	55	0	0	0	0
25-Aug-22	50	0	0	0	0
25-Aug-23	46	0	0	0	0
25-Aug-24	41	0	0	0	0
25-Aug-25	37	0	0	0	0
25-Aug-26	31	0	0	0	0
25-Aug-27	26	0	0	0	0
25-Aug-28	20	0	0	0	0
25-Aug-29	14	0	0	0	0
25-Aug-30	7	0	0	0	0
25-Aug-31	0	0	0	0	0
WAL	15.69	5.99	2.62	2.18	1.91
Principal Win	Sep05-Aug31	Sep05-Apr20	Sep05-Jul10	Sep05-Jul09	Sep05-Dec08
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G8BBG - Dec - 1A6

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	94	52
25-Aug-10	100	100	94	43	0
25-Aug-11	100	100	63	9	0
25-Aug-12	100	100	41	0	0
25-Aug-13	100	100	27	0	0
25-Aug-14	100	100	19	0	0
25-Aug-15	100	100	15	0	0
25-Aug-16	100	100	12	0	0
25-Aug-17	100	100	10	0	0
25-Aug-18	100	100	2	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	97	0	0	0
25-Aug-21	100	89	0	0	0
25-Aug-22	100	81	0	0	0
25-Aug-23	100	74	0	0	0
25-Aug-24	100	67	0	0	0
25-Aug-25	100	58	0	0	0
25-Aug-26	100	49	0	0	0
25-Aug-27	100	40	0	0	0
25-Aug-28	100	31	0	0	0
25-Aug-29	100	23	0	0	0
25-Aug-30	100	10	0	0	0
25-Aug-31	98	0	0	0	0
25-Aug-32	72	0	0	0	0
25-Aug-33	43	0	0	0	0
25-Aug-34	5	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	27.73	20.7	7.37	4.97	4.07
Principal Win	Aug31-Oct34	Apr20-Jul31	Jul10-Oct18	Jul09-Dec11	Dec08-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00129

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security *will actually perform* as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G8BBG - Dec - 8S4

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	89	87
25-Aug-07	97	89	75	68	61
25-Aug-08	95	80	54	43	32
25-Aug-09	93	72	37	24	12
25-Aug-10	91	64	24	9	0
25-Aug-11	89	57	15	1	0
25-Aug-12	87	52	9	0	0
25-Aug-13	85	47	5	0	0
25-Aug-14	83	42	3	0	0
25-Aug-15	81	39	2	0	0
25-Aug-16	79	36	2	0	0
25-Aug-17	77	33	2	0	0
25-Aug-18	74	30 •		0	0
25-Aug-19	72	27	0	0	0
25-Aug-20	69	24	0	0	0
25-Aug-21	66	22	0	0	0
25-Aug-22	63	20	0	0	0
25-Aug-23	60	18	0	0	0
25-Aug-24	56	16	0	0	0
25-Aug-25	53	14	0	0	0
25-Aug-26	49	11	0	0	0
25-Aug-27	45	8	0	0	0
25-Aug-28	40	6	0	0	0
25-Aug-29	35	4	0	0	0
25-Aug-30	31	2	0	0	0
25-Aug-31	25	0	0	0	0
25-Aug-32	17	0	0	0	0
25-Aug-33	9	0	0	0	0
25-Aug-34	1	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	18.71	9.6	3.72	2.86	2.44
Principal Win	Sep05-Oct34	Sep05-Jul31	Sep05-Oct18	Sep05-Dec11	Sep05-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G8BBG - Dec - 8N1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	99	97	91	88	87
25-Aug-12	98	92	80	73	59
25-Aug-13	96	86	64	57	39
25-Aug-14	94	77	47	42	26
25-Aug-15	90	67	30	27	18
25-Aug-16	87	58	16	17	12
25-Aug-17	83	50	4	9	8
25-Aug-18	79	41	0	3	6
25-Aug-19	75	34	0	0	4
25-Aug-20	70	27	0	0	3
25-Aug-21	65	20	0	0	2
25-Aug-22	60	14	0	0	1
25-Aug-23	55	8	0	0	1
25-Aug-24	49	2	0	0 *	
25-Aug-25	43	0	0	0 *	
25-Aug-26	37	0	0	0 *	
25-Aug-27	30	0	0	0 *	
25-Aug-28	23	0	0	0 *	
25-Aug-29	15	0	0	0 *	
25-Aug-30	7	0	0	0 *	
25-Aug-31	0	0	0	0 *	
25-Aug-32	0	0	0	0 *	
25-Aug-33	0	0	0	0 *	
25-Aug-34	0	0	0	0 *	
25-Aug-35	0	0	0	0	0
WAL	18.09	12.24	8.82	8.66	8.18
Principal Win	Sep10-Jun31	Sep10-Jan25	Sep10-Feb18	Sep10-May19	Sep10-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G8BBG - Dec - 8B1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	94	94	94	94	94
25-Aug-10	93	93	93	93	93
25-Aug-11	91	89	86	84	82
25-Aug-12	89	86	78	74	70
25-Aug-13	87	81	68	61	55
25-Aug-14	85	75	56	48	41
25-Aug-15	83	69	45	36	28
25-Aug-16	81	63	36	26	19
25-Aug-17	79	57	29	19	13
25-Aug-18	76	52	23	14	9
25-Aug-19	73	47	18	10	6
25-Aug-20	70	43	14	8	4
25-Aug-21	67	38	11	6	3
25-Aug-22	64	34	9	4	2
25-Aug-23	61	31	7	3	1
25-Aug-24	57	27	5	2	1
25-Aug-25	53	24	4	1 *	
25-Aug-26	49	20	3	1 *	
25-Aug-27	45	18	2	1 *	
25-Aug-28	40	15	2 *	*	
25-Aug-29	35	12	1 *	*	
25-Aug-30	30	10	1 *	*	
25-Aug-31	24	7	1 *	*	
25-Aug-32	19	5 *	*	*	
25-Aug-33	12	3 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. *All information contained herein is preliminary*, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a *final prospectus* relating to the securities.

CMSI05-5G8BBG - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	94	92	90
25-Aug-07	97	92	81	76	71
25-Aug-08	96	85	66	57	49
25-Aug-09	94	79	53	43	34
25-Aug-10	93	73	43	32	23
25-Aug-11	91	67	34	24	16
25-Aug-12	89	62	28	18	11
25-Aug-13	87	57	22	13	8
25-Aug-14	85	52	18	10	5
25-Aug-15	83	48	14	7	4
25-Aug-16	81	44	11	5	2
25-Aug-17	79	40	9	4	2
25-Aug-18	76	36	7	3	1
25-Aug-19	73	33	6	2	1
25-Aug-20	70	30	4	2 *	
25-Aug-21	67	27	3	1 *	
25-Aug-22	64	24	3	1 *	
25-Aug-23	61	21	2	1 *	
25-Aug-24	57	19	2 *	*	
25-Aug-25	53	16	1 *	*	
25-Aug-26	49	14	1 *	*	
25-Aug-27	45	12	1 *	*	
25-Aug-28	40	10	1 *	*	
25-Aug-29	35	8 *	*	*	
25-Aug-30	30	7 *	*	*	
25-Aug-31	24	5 *	*	*	
25-Aug-32	19	4 *	*	*	
25-Aug-33	12	2 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This Information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, *limited in nature and subject to completion or amendment*. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a *final prospectus relating to the securities.*

```
--------------------------------------------------
$          VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
--------------------------------------------------
$          DEAL: CMSI05-5G9BBG
$       PRICING: 300 PSA
$    SETTLEMENT: 20050831
------------------------------------------
------------------------------------------
$                     BLOCK: 1
!{             TRANCHE NAME: 9N1 }
$           ORIGINAL_AMOUNT: 56000000.00
$            CURRENT_FACTOR: 1.000000000
$            CURRENT_COUPON: 5.5
$            PRINCIPAL_FREQ: 12
$             PAYMENT_DELAY: 24
$                DATED_DATE: 20050801
$        FIRST_PAYMENT_DATE: 20050925
$         NEXT_PAYMENT_DATE: 20050925
$            ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 2
!{             TRANCHE NAME: 9L1 }
$           ORIGINAL_AMOUNT: 26000000.00
$            CURRENT_FACTOR: 1.000000000
$            CURRENT_COUPON: 5.5
$            PRINCIPAL_FREQ: 12
$             PAYMENT_DELAY: 24
$                DATED_DATE: 20050801
$        FIRST_PAYMENT_DATE: 20050925
$         NEXT_PAYMENT_DATE: 20050925
$            ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 3
!{             TRANCHE NAME: 9S1 }
$           ORIGINAL_AMOUNT: 100000000.00
$            CURRENT_FACTOR: 1.000000000
$            CURRENT_COUPON: 5.5
$            PRINCIPAL_FREQ: 12
$             PAYMENT_DELAY: 24
$                DATED_DATE: 20050801
$        FIRST_PAYMENT_DATE: 20050925
$         NEXT_PAYMENT_DATE: 20050925
$            ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 4
!{             TRANCHE NAME: 1A10 }
$           ORIGINAL_AMOUNT: 15694800.00
$            CURRENT_FACTOR: 1.000000000
$            CURRENT_COUPON: 5.25
$            PRINCIPAL_FREQ: 12
$             PAYMENT_DELAY: 24
$                DATED_DATE: 20050801
$        FIRST_PAYMENT_DATE: 20050925
$         NEXT_PAYMENT_DATE: 20050925
$            ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 5
!{             TRANCHE NAME: 1A11 }
$           ORIGINAL_AMOUNT: 11771100.00
$            CURRENT_FACTOR: 1.000000000
$            CURRENT_COUPON: 5.5
$            PRINCIPAL_FREQ: 12
$             PAYMENT_DELAY: 24
$                DATED_DATE: 20050801
$        FIRST_PAYMENT_DATE: 20050925
$         NEXT_PAYMENT_DATE: 20050925
$            ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                     BLOCK: 6
!{             TRANCHE NAME: 1A12 }
$           ORIGINAL_AMOUNT: 7847400.00
$            CURRENT_FACTOR: 1.000000000
$            CURRENT_COUPON: 5.75
$            PRINCIPAL_FREQ: 12
$             PAYMENT_DELAY: 24
$                DATED_DATE: 20050801
$        FIRST_PAYMENT_DATE: 20050925
$         NEXT_PAYMENT_DATE: 20050925
$            ACCRUAL_METHOD: THIRTY_360
```

```
-----------------------------------------------
$                    BLOCK: 7
!{            TRANCHE NAME: 1A13 }
$          ORIGINAL_AMOUNT: 3923700.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 6
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                    BLOCK: 8
!{            TRANCHE NAME: 9S2 }
$          ORIGINAL_AMOUNT: 103763000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                    BLOCK: 9
!{            TRANCHE NAME: 9S4 }
$          ORIGINAL_AMOUNT: 25000000.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                    BLOCK: 10
!{            TRANCHE NAME: 9B1 }
$          ORIGINAL_AMOUNT: 8974359.00
$           CURRENT_FACTOR: 1.000000000
$           CURRENT_COUPON: 5.5
$           PRINCIPAL_FREQ: 12
$            PAYMENT_DELAY: 24
$               DATED_DATE: 20050801
$       FIRST_PAYMENT_DATE: 20050925
$        NEXT_PAYMENT_DATE: 20050925
$           ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
-----------------------------------------------
-----------------------------------------------
$                  TRANCHE: 1
$                     NAME: 9N1
$                    CSORT: 1
$                     TYPE: NAS
$             RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$                  TRANCHE: 2
$                     NAME: 9L1
$                    CSORT: 2
$                     TYPE:
$             RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$                  TRANCHE: 3
$                     NAME: 9S1
$                    CSORT: 3
$                     TYPE:
$             RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
$                  TRANCHE: 4
$                     NAME: 1A10
$                    CSORT: 4
$                     TYPE:
$             RECORD_DELAY: 24
$     COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
-----------------------------------------------
```

```
$              TRANCHE: 5
$                 NAME: 1A11
$                CSORT: 5
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 6
$                 NAME: 1A12
$                CSORT: 6
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 7
$                 NAME: 1A13
$                CSORT: 7
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 8
$                 NAME: 9S2
$                CSORT: 8
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 8 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 9
$                 NAME: 9S4
$                CSORT: 9
$                 TYPE:
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 9 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
$              TRANCHE: 10
$                 NAME: 9B1
$                CSORT: 10
$                 TYPE: SUB
$         RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 10 PRIN: 100.000000000 INT: 100.000000000
---------------------------------------------------
---------------------------------------------------
$     END_TRANCHES:
---------------------------------------------------
---------------------------------------------------
     END OF BOND FILE
****************************************************
$        VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
---------------------------------------------------
$    AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                    WHOLE 20050801 55 54
---------------------------------------------------
$     ASSUMED_POOLS:
---------------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC FIXED----PAYMENT BLN AGE
---------------------------------------------------------------------------------
 L          1 WHOLE     LPM  5.500000000  358974359.00  358974359.00  5.900000000          WAM=358 358
2
```

CREDIT SUISSE | FIRST BOSTON

CMSI05-5

Group 9

Pay rules

1. Pay the NAS Priority Amount to the 9N1
2. Pay sequentially as follows:
    a. Beginning in Sept 2008, pay $26,000 to the 9L1 until retired
    b. Concurrently:
        i. 38.8014925373% allocated as follows:
            1. Pay the 9S1 until retired
            2. Pay pro-rata to the 1A10, 1A11, 1A12 and 1A13 until retired
        ii. 51.8701492537% allocated as follows:
            1. Pay the 9S2 until retired
            2. Pay pro-rata to the 1A10, 1A11, 1A12 and 1A13 until retired
        iii. 9.3283582090% to the 9S4 until retired
    c. Pay the 9L1 until retired
3. Pay the 9N1 until retired

Notes

Pxing Speed = 300 psa

NAS bonds = 9N1 standard 60 mo lockout (sched*nas priority*shift%*sr% + prepays*nas priority * shift% *srpp%)
NAS Priority = MIN(.99,(9N1 balance + 22,400,000)/Total Senior Balance

Principal available in step 1 * Nas Priority * Shift percentage

Settlement = 8/31/05

Deal Summary Report

CMSI05-5G9BBG

Assumptions			
Settlement	31-Aug-05	Prepay	300 PSA
1st Pay Date	25-Sep-05	Default	0 CDR
		Recovery	0 months
		Severity	0%

Collateral					
Balance	WAC	WAM	Age	WAL	Dur
$358,974,359.00	5.9	358	2	5.57	4.37

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
9N1	56,000,000.00	5.5	09/10 - 02/18	8.82	6.76	5.517	125	Nearest	99-29.83	37993.28	256.67	56.219	1-Aug-05	FIX
9L1	26,000,000.00	5.5	09/08 - 06/35	15.97	10.09	5.69	134	Interp	98-11.13	25911.92	119.17	25.69	1-Aug-05	FIX
9S1	100,000,000.00	5.5	09/05 - 03/14	3.43		0	0	Interp			458.33	0	1-Aug-05	FIX
1A10	15,694,800.00	5.25	07/10 - 10/18	7.37		0	0	Interp			68.66	0	1-Aug-05	FIX
1A11	11,771,100.00	5.5	07/10 - 10/18	7.37		0	0	Interp			53.95	0	1-Aug-05	FIX
1A12	7,847,400.00	5.75	07/10 - 10/18	7.37		0	0	Interp			37.6	0	1-Aug-05	FIX
1A13	3,923,700.00	6	07/10 - 10/18	7.37		0	0	Interp			19.62	0	1-Aug-05	FIX
9S2	103,763,000.00	5.5	09/05 - 07/10	2.62		0	0	Interp			475.58	0	1-Aug-05	FIX
9S4	25,000,000.00	5.5	09/05 - 10/18	3.72	3.17	5.39	128	Interp	100-05.40	7980.12	114.58	25.157	1-Aug-05	FIX
9B1	8,974,359.00	5.5	09/05 - 06/35	10.29	7.36	5.514	124	Interp	99-31.50	6635.12	41.13	9.014	1-Aug-05	FIX

Treasury

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	3.822	4.051	4.089	4.134	4.267	4.475

Swaps

1YR	2YR	3YR	5YR	10YR	30YR
4.280	4.426	4.486	4.538	4.707	4.924

CMSI05-5G9BBG - Dec - 9L1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	99	99	99	99	99
25-Aug-10	98	98	98	98	74
25-Aug-11	96	96	96	96	6
25-Aug-12	95	95	95	62	0
25-Aug-13	94	94	94	38	0
25-Aug-14	93	93	93	29	0
25-Aug-15	92	92	92	29	0
25-Aug-16	90	90	90	29	0
25-Aug-17	89	89	89	28	0
25-Aug-18	88	88	88	28	0
25-Aug-19	87	87	72	26	0
25-Aug-20	86	86	57	19	0
25-Aug-21	84	84	44	14	0
25-Aug-22	83	83	35	10	0
25-Aug-23	82	82	27	7	0
25-Aug-24	81	81	21	5	0
25-Aug-25	80	80	16	4	0
25-Aug-26	78	78	12	3	0
25-Aug-27	77	77	9	2	0
25-Aug-28	76	76	7	1	0
25-Aug-29	75	75	5	1	0
25-Aug-30	74	74	3	1	0
25-Aug-31	72	69	2 *		0
25-Aug-32	71	50	1 *		0
25-Aug-33	70	31	1 *		0
25-Aug-34	69	14 *	*		0
25-Aug-35	0	0	0	0	0
WAL	25.29	24.13	15.97	9.82	5.36
Principal Win	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Jun35	Sep08-Oct11
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00139

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the *Securities or any of its affiliates.* The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security *will actually perform as* described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities *may not be sold nor may an offer* to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 9S1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	91	89	87
25-Aug-07	96	89	74	66	59
25-Aug-08	95	79	52	40	29
25-Aug-09	93	71	35	20	8
25-Aug-10	91	63	21	6	0
25-Aug-11	89	56	11	0	0
25-Aug-12	86	50	5	0	0
25-Aug-13	84	44	1	0	0
25-Aug-14	82	40	0	0	0
25-Aug-15	80	36	0	0	0
25-Aug-16	78	33	0	0	0
25-Aug-17	76	30	0	0	0
25-Aug-18	73	27	0	0	0
25-Aug-19	71	24	0	0	0
25-Aug-20	68	21	0	0	0
25-Aug-21	65	19	0	0	0
25-Aug-22	62	17	0	0	0
25-Aug-23	58	15	0	0	0
25-Aug-24	55	13	0	0	0
25-Aug-25	51	10	0	0	0
25-Aug-26	47	7	0	0	0
25-Aug-27	42	5	0	0	0
25-Aug-28	38	2	0	0	0
25-Aug-29	33	0	0	0	0
25-Aug-30	28	0	0	0	0
25-Aug-31	22	0	0	0	0
25-Aug-32	14	0	0	0	0
25-Aug-33	6	0	0	0	0
25-Aug-34	0	0	0	0	0
WAL	18.3	8.99	3.43	2.74	2.35
Principal Win	Sep05-Apr34	Sep05-Aug29	Sep05-Mar14	Sep05-Apr11	Sep05-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00140

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be *sold nor may an offer to buy be accepted* prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 9S2

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	95	89	86	83
25-Aug-07	95	85	66	57	48
25-Aug-08	93	73	39	23	9
25-Aug-09	90	62	16	0	0
25-Aug-10	88	52	0	0	0
25-Aug-11	85	43	0	0	0
25-Aug-12	83	35	0	0	0
25-Aug-13	80	28	0	0	0
25-Aug-14	77	23	0	0	0
25-Aug-15	74	18	0	0	0
25-Aug-16	72	14	0	0	0
25-Aug-17	69	10	0	0	0
25-Aug-18	65	6	0	0	0
25-Aug-19	62	2	0	0	0
25-Aug-20	58	0	0	0	0
25-Aug-21	55	0	0	0	0
25-Aug-22	50	0	0	0	0
25-Aug-23	46	0	0	0	0
25-Aug-24	41	0	0	0	0
25-Aug-25	37	0	0	0	0
25-Aug-26	31	0	0	0	0
25-Aug-27	26	0	0	0	0
25-Aug-28	20	0	0	0	0
25-Aug-29	14	0	0	0	0
25-Aug-30	7	0	0	0	0
25-Aug-31	0	0	0	0	0
WAL	15.69	5.99	2.62	2.18	1.91
Principal Win	Sep05-Aug31	Sep05-Apr20	Sep05-Jul10	Sep05-Jul09	Sep05-Dec08
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 1A10

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	94	52
25-Aug-10	100	100	94	43	0
25-Aug-11	100	100	63	9	0
25-Aug-12	100	100	41	0	0
25-Aug-13	100	100	27	0	0
25-Aug-14	100	100	19	0	0
25-Aug-15	100	100	15	0	0
25-Aug-16	100	100	12	0	0
25-Aug-17	100	100	10	0	0
25-Aug-18	100	100	2	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	97	0	0	0
25-Aug-21	100	89	0	0	0
25-Aug-22	100	81	0	0	0
25-Aug-23	100	74	0	0	0
25-Aug-24	100	67	0	0	0
25-Aug-25	100	58	0	0	0
25-Aug-26	100	49	0	0	0
25-Aug-27	100	40	0	0	0
25-Aug-28	100	31	0	0	0
25-Aug-29	100	23	0	0	0
25-Aug-30	100	10	0	0	0
25-Aug-31	98	0	0	0	0
25-Aug-32	72	0	0	0	0
25-Aug-33	43	0	0	0	0
25-Aug-34	5	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	27.73	20.7	7.37	4.97	4.07
Principal Win	Aug31-Oct34	Apr20-Jul31	Jul10-Oct18	Jul09-Dec11	Dec08-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00142

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 1A11

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	94	52
25-Aug-10	100	100	94	43	0
25-Aug-11	100	100	63	9	0
25-Aug-12	100	100	41	0	0
25-Aug-13	100	100	27	0	0
25-Aug-14	100	100	19	0	0
25-Aug-15	100	100	15	0	0
25-Aug-16	100	100	12	0	0
25-Aug-17	100	100	10	0	0
25-Aug-18	100	100	2	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	97	0	0	0
25-Aug-21	100	89	0	0	0
25-Aug-22	100	81	0	0	0
25-Aug-23	100	74	0	0	0
25-Aug-24	100	67	0	0	0
25-Aug-25	100	58	0	0	0
25-Aug-26	100	49	0	0	0
25-Aug-27	100	40	0	0	0
25-Aug-28	100	31	0	0	0
25-Aug-29	100	23	0	0	0
25-Aug-30	100	10	0	0	0
25-Aug-31	98	0	0	0	0
25-Aug-32	72	0	0	0	0
25-Aug-33	43	0	0	0	0
25-Aug-34	5	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	27.73	20.7	7.37	4.97	4.07
Principal Win	Aug31-Oct34	Apr20-Jul31	Jul10-Oct18	Jul09-Dec11	Dec08-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00143

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 1A12

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	94	52
25-Aug-10	100	100	94	43	0
25-Aug-11	100	100	63	9	0
25-Aug-12	100	100	41	0	0
25-Aug-13	100	100	27	0	0
25-Aug-14	100	100	19	0	0
25-Aug-15	100	100	15	0	0
25-Aug-16	100	100	12	0	0
25-Aug-17	100	100	10	0	0
25-Aug-18	100	100	2	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	97	0	0	0
25-Aug-21	100	89	0	0	0
25-Aug-22	100	81	0	0	0
25-Aug-23	100	74	0	0	0
25-Aug-24	100	67	0	0	0
25-Aug-25	100	58	0	0	0
25-Aug-26	100	49	0	0	0
25-Aug-27	100	40	0	0	0
25-Aug-28	100	31	0	0	0
25-Aug-29	100	23	0	0	0
25-Aug-30	100	10	0	0	0
25-Aug-31	98	0	0	0	0
25-Aug-32	72	0	0	0	0
25-Aug-33	43	0	0	0	0
25-Aug-34	5	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	27.73	20.7	7.37	4.97	4.07
Principal Win	Aug31-Oct34	Apr20-Jul31	Jul10-Oct18	Jul09-Dec11	Dec08-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 1A13

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	94	52
25-Aug-10	100	100	94	43	0
25-Aug-11	100	100	63	9	0
25-Aug-12	100	100	41	0	0
25-Aug-13	100	100	27	0	0
25-Aug-14	100	100	19	0	0
25-Aug-15	100	100	15	0	0
25-Aug-16	100	100	12	0	0
25-Aug-17	100	100	10	0	0
25-Aug-18	100	100	2	0	0
25-Aug-19	100	100	0	0	0
25-Aug-20	100	97	0	0	0
25-Aug-21	100	89	0	0	0
25-Aug-22	100	81	0	0	0
25-Aug-23	100	74	0	0	0
25-Aug-24	100	67	0	0	0
25-Aug-25	100	58	0	0	0
25-Aug-26	100	49	0	0	0
25-Aug-27	100	40	0	0	0
25-Aug-28	100	31	0	0	0
25-Aug-29	100	23	0	0	0
25-Aug-30	100	10	0	0	0
25-Aug-31	98	0	0	0	0
25-Aug-32	72	0	0	0	0
25-Aug-33	43	0	0	0	0
25-Aug-34	5	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	27.73	20.7	7.37	4.97	4.07
Principal Win	Aug31-Oct34	Apr20-Jul31	Jul10-Oct18	Jul09-Dec11	Dec08-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 9S4

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	98	96	92	89	87
25-Aug-07	97	89	75	68	61
25-Aug-08	95	80	54	43	32
25-Aug-09	93	72	37	24	12
25-Aug-10	91	64	24	9	0
25-Aug-11	89	57	15	1	0
25-Aug-12	87	52	9	0	0
25-Aug-13	85	47	5	0	0
25-Aug-14	83	42	3	0	0
25-Aug-15	81	39	2	0	0
25-Aug-16	79	36	2	0	0
25-Aug-17	77	33	2	0	0
25-Aug-18	74	30		0	0
25-Aug-19	72	27	0	0	0
25-Aug-20	69	24	0	0	0
25-Aug-21	66	22	0	0	0
25-Aug-22	63	20	0	0	0
25-Aug-23	60	18	0	0	0
25-Aug-24	56	16	0	0	0
25-Aug-25	53	14	0	0	0
25-Aug-26	49	11	0	0	0
25-Aug-27	45	8	0	0	0
25-Aug-28	40	6	0	0	0
25-Aug-29	35	4	0	0	0
25-Aug-30	31	2	0	0	0
25-Aug-31	25	0	0	0	0
25-Aug-32	17	0	0	0	0
25-Aug-33	9	0	0	0	0
25-Aug-34	1	0	0	0	0
25-Aug-35	0	0	0	0	0
WAL	18.71	9.6	3.72	2.86	2.44
Principal Win	Sep05-Oct34	Sep05-Jul31	Sep05-Oct18	Sep05-Dec11	Sep05-Jun10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 9N1

Date	*1*	*2*	*3*	*4*	*5*
31-Aug-05	100	100	100	100	100
25-Aug-06	100	100	100	100	100
25-Aug-07	100	100	100	100	100
25-Aug-08	100	100	100	100	100
25-Aug-09	100	100	100	100	100
25-Aug-10	100	100	100	100	100
25-Aug-11	99	97	91	88	87
25-Aug-12	98	92	80	73	59
25-Aug-13	96	86	64	57	39
25-Aug-14	94	77	47	42	26
25-Aug-15	90	67	30	27	18
25-Aug-16	87	58	16	17	12
25-Aug-17	83	50	4	9	8
25-Aug-18	79	41	0	3	6
25-Aug-19	75	34	0	0	4
25-Aug-20	70	27	0	0	3
25-Aug-21	65	20	0	0	2
25-Aug-22	60	14	0	0	1
25-Aug-23	55	8	0	0	1
25-Aug-24	49	2	0	0 *	
25-Aug-25	43	0	0	0 *	
25-Aug-26	37	0	0	0 *	
25-Aug-27	30	0	0	0 *	
25-Aug-28	23	0	0	0 *	
25-Aug-29	15	0	0	0 *	
25-Aug-30	7	0	0	0 *	
25-Aug-31	0	0	0	0 *	
25-Aug-32	0	0	0	0 *	
25-Aug-33	0	0	0	0 *	
25-Aug-34	0	0	0	0 *	
25-Aug-35	0	0	0	0	0
WAL	18.09	12.24	8.82	8.66	8.18
Principal Wir	Sep10-Jun31	Sep10-Jan25	Sep10-Feb18	Sep10-May19	Sep10-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - 9B1

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	99	99	99	99
25-Aug-07	97	97	97	97	97
25-Aug-08	96	96	96	96	96
25-Aug-09	94	94	94	94	94
25-Aug-10	93	93	93	93	93
25-Aug-11	91	89	86	84	82
25-Aug-12	89	86	78	74	70
25-Aug-13	87	81	68	61	55
25-Aug-14	85	75	56	48	41
25-Aug-15	83	69	45	36	28
25-Aug-16	81	63	36	26	19
25-Aug-17	79	57	29	19	13
25-Aug-18	76	52	23	14	9
25-Aug-19	73	47	18	10	6
25-Aug-20	70	43	14	8	4
25-Aug-21	67	38	11	6	3
25-Aug-22	64	34	9	4	2
25-Aug-23	61	31	7	3	1
25-Aug-24	57	27	5	2	1
25-Aug-25	53	24	4	1 *	
25-Aug-26	49	20	3	1 *	
25-Aug-27	45	18	2	1 *	
25-Aug-28	40	15	2 *	*	
25-Aug-29	35	12	1 *	*	
25-Aug-30	30	10	1 *	*	
25-Aug-31	24	7	1 *	*	
25-Aug-32	19	5 *	*	*	
25-Aug-33	12	3 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	14.4	10.29	9.31	8.63
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

00148

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5G9BBG - Dec - COLLAT

Date	1	2	3	4	5
31-Aug-05	100	100	100	100	100
25-Aug-06	99	97	94	92	90
25-Aug-07	97	92	81	76	71
25-Aug-08	96	85	66	57	49
25-Aug-09	94	79	53	43	34
25-Aug-10	93	73	43	32	23
25-Aug-11	91	67	34	24	16
25-Aug-12	89	62	28	18	11
25-Aug-13	87	57	22	13	8
25-Aug-14	85	52	18	10	5
25-Aug-15	83	48	14	7	4
25-Aug-16	81	44	11	5	2
25-Aug-17	79	40	9	4	2
25-Aug-18	76	36	7	3	1
25-Aug-19	73	33	6	2	1
25-Aug-20	70	30	4	2 *	
25-Aug-21	67	27	3	1 *	
25-Aug-22	64	24	3	1 *	
25-Aug-23	61	21	2	1 *	
25-Aug-24	57	19	2 *	*	
25-Aug-25	53	16	1 *	*	
25-Aug-26	49	14	1 *	*	
25-Aug-27	45	12	1 *	*	
25-Aug-28	40	10	1 *	*	
25-Aug-29	35	8 *	*	*	
25-Aug-30	30	7 *	*	*	
25-Aug-31	24	5 *	*	*	
25-Aug-32	19	4 *	*	*	
25-Aug-33	12	2 *	*	*	
25-Aug-34	6	1 *	*	*	
25-Aug-35	0	0	0	0	0
WAL	19.1	11.18	5.57	4.43	3.7
Principal Win	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35	Sep05-Jun35
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5FIN – 1A10

CREDIT SUISSE FIRST BOSTON

Balance	$5,433,564.00	Delay	24	WAC(1)	5.89675	WAM(1)	359
Coupon	5.25000	Dated	08/01/2005	NET(1)	5.64675	WALA(1)	1
Settle	08/31/2005	First Payment	09/25/2005				

Price	1	2	3	4	5	6	7	8
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-00.00	5.360	5.381	5.396	5.416	5.484	5.531	5.552	5.589
99-08.00	5.339	5.352	5.361	5.373	5.415	5.443	5.456	5.478
99-16.00	5.319	5.323	5.327	5.331	5.345	5.355	5.360	5.367
99-24.00	5.298	5.295	5.292	5.288	5.276	5.268	5.264	5.257
100-00.00	5.278	5.266	5.257	5.246	5.207	5.180	5.169	5.148
100-08.00	5.258	5.238	5.223	5.204	5.138	5.093	5.073	5.038
100-16.00	5.237	5.209	5.189	5.162	5.070	5.007	4.979	4.929
100-24.00	5.217	5.181	5.154	5.120	5.001	4.920	4.884	4.820
101-00.00	5.197	5.153	5.120	5.079	4.933	4.834	4.790	4.712
101-08.00	5.177	5.125	5.086	5.037	4.865	4.748	4.696	4.604
101-16.00	5.157	5.097	5.053	4.996	4.797	4.662	4.602	4.496
101-24.00	5.137	5.069	5.019	4.954	4.730	4.577	4.509	4.389
102-00.00	5.118	5.041	4.985	4.913	4.662	4.492	4.416	4.282
Spread @ Center Price	**88**	**96**	**98**	**102**	**100**	**96**	**93**	**89**
WAL	**20.68**	**12.43**	**9.62**	**7.41**	**4.12**	**3.18**	**2.89**	**2.48**
Mod Durn	**12.264**	**8.749**	**7.233**	**5.915**	**3.616**	**2.860**	**2.617**	**2.275**
Principal Window	**Mar20 - Jul31**	**Oct12 - Mar24**	**Jun11 - Mar21**	**Jul10 - Oct18**	**Dec08 - Jul10**	**Apr08 - Apr09**	**Feb08 - Dec08**	**Oct07 - Jun08**
Prepay	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	700 PSA	800 PSA	1000 PSA

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	3.777	4.014	4.043	4.078	4.209	4.424

00150

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5FIN – 1A11

CREDIT SUISSE FIRST BOSTON

Balance	$4,075,173.00	Delay	24	WAC(1)	5.89675	WAM(1)	359
Coupon	5.50000	Dated	08/01/2005	NET(1)	5.64675	WALA(1)	1
Settle	08/31/2005	First Payment	09/25/2005				

Price	1	2	3	4	5	6	7	8
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-00.00	5.615	5.636	5.650	5.670	5.736	5.782	5.802	5.838
99-08.00	5.594	5.606	5.615	5.627	5.666	5.693	5.705	5.726
99-16.00	5.573	5.577	5.580	5.584	5.596	5.605	5.609	5.616
99-24.00	5.552	5.548	5.545	5.541	5.527	5.517	5.513	5.505
100-00.00	5.532	5.519	5.510	5.498	5.457	5.429	5.417	5.395
100-08.00	5.511	5.490	5.475	5.456	5.388	5.342	5.321	5.285
100-16.00	5.490	5.461	5.440	5.413	5.319	5.255	5.226	5.176
100-24.00	5.470	5.433	5.406	5.371	5.250	5.168	5.131	5.066
101-00.00	5.449	5.404	5.371	5.329	5.182	5.081	5.037	4.958
101-08.00	5.429	5.376	5.337	5.287	5.113	4.995	4.942	4.849
101-16.00	5.408	5.347	5.303	5.245	5.045	4.909	4.848	4.741
101-24.00	5.388	5.319	5.268	5.204	4.977	4.823	4.754	4.633
102-00.00	5.368	5.291	5.234	5.162	4.909	4.737	4.661	4.526
Spread @ Center Price	113	122	123	127	125	120	118	114
WAL	20.68	12.43	9.62	7.41	4.12	3.18	2.89	2.48
Mod Durn	11.995	8.615	7.141	5.855	3.594	2.845	2.605	2.266
Principal Window	Mar20 - Jul31	Oct12 - Mar24	Jun11 - Mar21	Jul10 - Oct18	Dec08 - Jul10	Apr08 - Apr09	Feb08 - Dec08	Oct07 - Jun08
Prepay	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	700 PSA	800 PSA	1000 PSA

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	3.777	4.014	4.043	4.078	4.209	4.424

00151

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5FIN – 1A12

CREDIT SUISSE FIRST BOSTON

Balance	$2,716,782.00	Delay	24	WAC(1)	5.89675	WAM(1)	359
Coupon	5.75000	Dated	08/01/2005	NET(1)	5.64675	WALA(1)	1
Settle	08/31/2005	First Payment	09/25/2005				

Price	1	2	3	4	5	6	7	8
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-00.00	5.871	5.891	5.905	5.924	5.988	6.033	6.052	6.087
99-08.00	5.849	5.861	5.869	5.880	5.918	5.944	5.955	5.975
99-16.00	5.828	5.831	5.834	5.837	5.848	5.855	5.858	5.864
99-24.00	5.807	5.802	5.798	5.794	5.777	5.767	5.762	5.753
100-00.00	5.785	5.772	5.763	5.750	5.708	5.678	5.665	5.642
100-08.00	5.764	5.743	5.727	5.708	5.638	5.591	5.569	5.532
100-16.00	5.743	5.714	5.692	5.665	5.569	5.503	5.474	5.422
100-24.00	5.722	5.685	5.657	5.622	5.499	5.416	5.378	5.313
101-00.00	5.701	5.656	5.622	5.580	5.430	5.329	5.283	5.204
101-08.00	5.680	5.627	5.587	5.537	5.362	5.242	5.189	5.095
101-16.00	5.659	5.598	5.553	5.495	5.293	5.155	5.094	4.986
101-24.00	5.638	5.569	5.518	5.453	5.225	5.069	5.000	4.878
102-00.00	5.618	5.540	5.484	5.411	5.157	4.983	4.906	4.770
Spread @ Center Price	**138**	**147**	**149**	**152**	**150**	**145**	**143**	**139**
WAL	**20.68**	**12.43**	**9.62**	**7.41**	**4.12**	**3.18**	**2.89**	**2.48**
Mod Durn	**11.734**	**8.484**	**7.051**	**5.796**	**3.572**	**2.831**	**2.593**	**2.256**
Principal Window	**Mar20 - Jul31**	**Oct12 - Mar24**	**Jun11 - Mar21**	**Jul10 - Oct18**	**Dec08 - Jul10**	**Apr08 - Apr09**	**Feb08 - Dec08**	**Oct07 - Jun08**
Prepay	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	700 PSA	800 PSA	1000 PSA

00152

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	3.777	4.014	4.043	4.078	4.209	4.424

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5FIN – 1A13

CREDIT SUISSE FIRST BOSTON

Balance	$1,358,391.00	Delay	24	WAC(1)	5.89675	WAM(1)	359
Coupon	6.00000	Dated	08/01/2005	NET(1)	5.64675	WALA(1)	1
Settle	08/31/2005	First Payment	09/25/2005				

Price	1	2	3	4	5	6	7	8
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-00.00	6.127	6.146	6.160	6.178	6.241	6.284	6.303	6.336
99-08.00	6.105	6.116	6.124	6.134	6.170	6.194	6.205	6.224
99-16.00	6.083	6.085	6.087	6.090	6.099	6.105	6.108	6.113
99-24.00	6.061	6.056	6.052	6.046	6.029	6.016	6.011	6.001
100-00.00	6.039	6.026	6.016	6.003	5.958	5.928	5.914	5.890
100-08.00	6.018	5.996	5.980	5.960	5.888	5.839	5.818	5.779
100-16.00	5.996	5.966	5.944	5.916	5.818	5.751	5.722	5.669
100-24.00	5.974	5.937	5.909	5.873	5.749	5.664	5.626	5.559
101-00.00	5.953	5.907	5.873	5.830	5.679	5.576	5.531	5.450
101-08.00	5.932	5.878	5.838	5.788	5.610	5.489	5.435	5.340
101-16.00	5.910	5.848	5.803	5.745	5.541	5.402	5.340	5.231
101-24.00	5.889	5.819	5.768	5.702	5.473	5.315	5.246	5.123
102-00.00	5.868	5.790	5.733	5.660	5.404	5.229	5.152	5.014
Spread @ Center Price	**164**	**172**	**174**	**177**	**175**	**170**	**168**	**163**
WAL	**20.68**	**12.43**	**9.62**	**7.41**	**4.12**	**3.18**	**2.89**	**2.48**
Mod Durn	**11.482**	**8.356**	**6.963**	**5.738**	**3.551**	**2.817**	**2.581**	**2.247**
Principal Window	**Mar20 - Jul31**	**Oct12 - Mar24**	**Jun11 - Mar21**	**Jul10 - Oct18**	**Dec08 - Jul10**	**Apr08 - Apr09**	**Feb08 - Dec08**	**Oct07 - Jun08**
Prepay	100 PSA	200 PSA	250 PSA	300 PSA	500 PSA	700 PSA	800 PSA	1000 PSA

00153

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	3.777	4.014	4.043	4.078	4.209	4.424

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5FIN -- MG

CREDIT SUISSE FIRST BOSTON

Balance	$38,583,910.00	Delay	24	WAC(1)	5.89675	WAM(1)	359
Coupon	5.50000	Dated	08/01/2005	NET(1)	5.64675	WALA(1)	1
Settle	08/31/2005	First Payment	09/25/2005				

Price	1	2	3	4	5	6	7
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-23.00	5.641	5.664	5.716	5.788	5.845	5.903	6.032
98-24.00	5.638	5.660	5.710	5.781	5.835	5.891	6.015
98-25.00	5.635	5.657	5.705	5.773	5.825	5.879	5.999
98-26.00	5.633	5.653	5.700	5.765	5.816	5.867	5.983
98-27.00	5.630	5.650	5.695	5.757	5.806	5.856	5.966
98-28.00	5.627	5.646	5.689	5.749	5.796	5.844	5.950
98-29.00	5.624	5.643	5.684	5.741	5.786	5.832	5.934
98-30.00	5.622	5.639	5.679	5.733	5.776	5.820	5.917
98-31.00	**5.619**	**5.636**	**5.673**	**5.726**	**5.766**	**5.808**	**5.901**
99-00.00	5.616	5.632	5.668	5.718	5.757	5.796	5.885
99-01.00	5.614	5.629	5.663	5.710	5.747	5.785	5.868
99-02.00	5.611	5.625	5.657	5.702	5.737	5.773	5.852
99-03.00	5.608	5.622	5.652	5.694	5.727	5.761	5.836
99-04.00	5.606	5.618	5.647	5.686	5.717	5.749	5.819
99-05.00	5.603	5.615	5.641	5.679	5.708	5.737	5.803
99-06.00	5.600	5.611	5.636	5.671	5.698	5.725	5.787
99-07.00	5.598	5.608	5.631	5.663	5.688	5.714	5.771
Spread @ Center Price	**125**	**135**	**149**	**162**	**168**	**173**	**185**
WAL	**19.98**	**13.38**	**7.63**	**4.69**	**3.64**	**2.96**	**2.10**
Mod Durn	**11.67**	**8.98**	**5.92**	**4.01**	**3.20**	**2.66**	**1.93**
Principal Window	**Dec18 - Mar31**	**Nov12 - Dec25**	**Mar10 - Feb20**	**Jan09 - Oct11**	**May08 - Mar10**	**Nov07 - May09**	**Mar07 - Apr08**
Prepay	6 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	40 CPR

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	3.777	4.039	4.071	4.106	4.234	4.441

00154

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CMSI05-5FIN -- MG

CREDIT SUISSE FIRST BOSTON

Balance	$38,583,910.00	Delay	24	WAC(1)	5.89675	WAM(1)	359
Coupon	5.50000	Dated	08/01/2005	NET(1)	5.64675	WALA(1)	1
Settle	08/31/2005	First Payment	09/25/2005				

Price	1	2	3	4	5	6	7
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-23.00	5.639	5.669	5.718	5.775	5.815	5.897	5.963
98-24.00	5.636	5.665	5.713	5.768	5.806	5.885	5.949
98-25.00	5.634	5.661	5.707	5.760	5.798	5.873	5.935
98-26.00	5.631	5.658	5.702	5.753	5.789	5.862	5.921
98-27.00	5.628	5.654	5.697	5.746	5.780	5.850	5.907
98-28.00	5.626	5.650	5.691	5.738	5.771	5.838	5.893
98-29.00	5.623	5.647	5.686	5.731	5.763	5.827	5.879
98-30.00	5.621	5.643	5.680	5.724	5.754	5.815	5.866
98-31.00	**5.618**	**5.639**	**5.675**	**5.716**	**5.745**	**5.804**	**5.852**
99-00.00	5.615	5.636	5.670	5.709	5.736	5.792	5.838
99-01.00	5.613	5.632	5.664	5.701	5.727	5.780	5.824
99-02.00	5.610	5.628	5.659	5.694	5.719	5.769	5.810
99-03.00	5.607	5.625	5.653	5.687	5.710	5.757	5.796
99-04.00	5.605	5.621	5.648	5.679	5.701	5.746	5.782
99-05.00	5.602	5.617	5.643	5.672	5.692	5.734	5.768
99-06.00	5.600	5.614	5.637	5.665	5.684	5.722	5.754
99-07.00	5.597	5.610	5.632	5.657	5.675	5.711	5.740
Spread @ Center Price	**124**	**137**	**150**	**160**	**165**	**173**	**179**
WAL	**20.68**	**12.43**	**7.41**	**5.02**	**4.12**	**3.02**	**2.48**
Mod Durn	**11.92**	**8.57**	**5.83**	**4.26**	**3.58**	**2.71**	**2.26**
Principal Window	**Mar20 - Jul31**	**Oct12 - Mar24**	**Jul10 - Oct18**	**Aug09 - Dec11**	**Dec08 - Jul10**	**Mar08 - Feb09**	**Oct07 - Jun08**
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	3.777	4.039	4.071	4.106	4.234	4.441

00155

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.

CREDIT SUISSE | FIRST BOSTON

CMSI05-5

Group ED

Pay rules

1. Pay the NAS Priority Amount to the 1A4 until retired
2. Pay sequentially as follows:
   a. Beginning in Sept 2008, pay $26,000 to the 1A1 until retired
   b. Pay the 1A3 until retired
   c. Pay the 1A1 until retired
3. Pay the 1A4 until retired

Notes

IO Notional: 1A2 = 1A1

NAS bonds = 1A4 standard 60 mo lockout (sched*nas priority*shift%*sr% + prepays*nas priority * shift% *srpp%)
NAS Priority = MIN(.99,(1A4 balance + 22,400,000)/Total Senior Balance

Principal available in step 1 * Nas Priority * Shift percentage

Wrap fee off of 1A1

Settlement = 8/26/05

Deal Summary Report

CMSI05-5ED

Assumptions		
Settlement	26-Aug-05	
1st Pay Date	25-Sep-05	
Prepay		300 PSA
Default		0 CDR
Recovery	0	months
Severity		0%

Collateral					
Balance	WAC	WAM	Age	WAL	Dur
$358,974,359.00	5.9	358	2	5.58	4.376

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
1A4	56,000,000.00	5.5	09/10 - 02/18	8.83	6.77	5.508	125	Nearest	100-00.29	38060.63	213.89	56.219	1-Aug-05	FIX
1A1	26,000,000.00	5.25	09/08 - 06/35	15.99	10.26	5.506	117	Interp	97-20.00	26138.75	94.79	25.477	1-Aug-05	FIX
WRAP	26,000,000.00	0.1	09/05 - 06/35	15.99	NA	0	0	Interp	0-00.00	0	1.81	0.002	1-Aug-05	IO
1A2	26,000,000.00	0.15	09/05 - 06/35	15.99	17.448	-18.88	-2322	Interp	26-16.00	12026.6	2.71	6.893	1-Aug-05	IO
1A3	268,000,000.00	5.5	09/05 - 10/18	3.73	3.182	5.41	136	Interp	100-03.86	85698.26	1023.61	269.347	1-Aug-05	FIX
SUBORD	8,974,359.00	5.5	09/05 - 06/35	10.3	7.371	5.516	125	Interp	99-31.50	6639.37	34.28	9.007	1-Aug-05	FIX

Treasury

Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	3.698	3.982	4.025	4.091	4.258	4.470

Swaps

1YR	2YR	3YR	5YR	10YR	30YR
4.136	4.352	4.431	4.527	4.695	4.943

CMSI05-5G1AR2 - Price/Yield - 1A1

Balance	$26,000,000.00	Delay	24	WAC	5.9	WAM	358
Coupon	5.25	Dated	8/1/2005	NET	5.5	WALA	2
Settle	8/26/2005	First Payment	9/25/2005				

Price	*1*	*2*	*3*	*4*	*5*	*6*	*7*	*8*	*9*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-00.00	5.517	5.534	5.550	5.559	5.569	5.683	5.897	6.129	6.331
97-04.00	5.507	5.524	5.538	5.547	5.556	5.665	5.869	6.090	6.282
97-08.00	5.497	5.513	5.527	5.535	5.544	5.647	5.841	6.050	6.233
97-12.00	5.487	5.502	5.515	5.523	5.531	5.629	5.813	6.011	6.184
97-16.00	5.477	5.491	5.504	5.511	5.519	5.611	5.784	5.972	6.135
97-20.00	5.467	5.480	5.492	5.499	5.506	5.593	5.756	5.933	6.087
97-24.00	5.457	5.469	5.480	5.487	5.494	5.575	5.728	5.894	6.038
97-28.00	5.447	5.459	5.469	5.475	5.482	5.558	5.700	5.855	5.990
98-00.00	5.437	5.448	5.457	5.463	5.469	5.540	5.672	5.818	5.941
98-04.00	5.427	5.437	5.446	5.451	5.457	5.522	5.645	5.777	5.893
98-08.00	5.417	5.426	5.435	5.439	5.444	5.504	5.617	5.738	5.844
98-12.00	5.407	5.416	5.423	5.427	5.432	5.487	5.589	5.700	5.796
98-16.00	5.397	5.405	5.412	5.416	5.420	5.469	5.561	5.661	5.748
98-20.00	5.388	5.394	5.400	5.404	5.408	5.451	5.533	5.622	5.700
98-24.00	5.378	5.384	5.389	5.392	5.395	5.434	5.506	5.584	5.652
98-28.00	5.368	5.373	5.378	5.380	5.383	5.416	5.478	5.545	5.604
99-00.00	5.358	5.363	5.366	5.369	5.371	5.398	5.451	5.507	5.556
99-04.00	5.349	5.352	5.355	5.357	5.359	5.381	5.423	5.468	5.508
99-08.00	5.339	5.341	5.344	5.345	5.347	5.363	5.395	5.430	5.460
99-12.00	5.329	5.331	5.332	5.333	5.334	5.346	5.368	5.392	5.412
99-16.00	5.319	5.320	5.321	5.322	5.322	5.329	5.341	5.354	5.365
99-20.00	5.310	5.310	5.310	5.310	5.310	5.311	5.313	5.315	5.317
99-24.00	5.300	5.299	5.299	5.298	5.298	5.294	5.286	5.277	5.270
99-28.00	5.290	5.289	5.288	5.287	5.286	5.277	5.259	5.239	5.222
100-00.00	5.281	5.278	5.276	5.275	5.274	5.259	5.231	5.201	5.175
100-04.00	5.271	5.268	5.265	5.264	5.262	5.242	5.204	5.163	5.128
100-08.00	5.262	5.258	5.254	5.252	5.250	5.225	5.177	5.125	5.081
100-12.00	5.252	5.247	5.243	5.241	5.238	5.208	5.150	5.088	5.034
100-16.00	5.242	5.237	5.232	5.229	5.226	5.190	5.123	5.050	4.987
100-20.00	5.233	5.227	5.221	5.218	5.214	5.173	5.096	5.012	4.940
100-24.00	5.223	5.216	5.210	5.206	5.202	5.156	5.069	4.975	4.893
100-28.00	5.214	5.206	5.199	5.195	5.190	5.139	5.042	4.937	4.846
101-00.00	5.204	5.196	5.188	5.183	5.178	5.122	5.015	4.899	4.799
101-04.00	5.195	5.185	5.177	5.172	5.167	5.105	4.988	4.862	4.752
101-08.00	5.186	5.175	5.166	5.161	5.155	5.088	4.961	4.825	4.706
101-12.00	5.176	5.165	5.155	5.149	5.143	5.071	4.934	4.787	4.659
101-16.00	5.167	5.155	5.144	5.138	5.131	5.054	4.907	4.750	4.613
101-20.00	5.157	5.144	5.133	5.126	5.119	5.037	4.881	4.713	4.567
101-24.00	5.148	5.134	5.122	5.115	5.108	5.020	4.854	4.675	4.520
101-28.00	5.139	5.124	5.111	5.104	5.096	5.003	4.827	4.638	4.474
102-00.00	5.129	5.114	5.100	5.093	5.084	4.987	4.801	4.601	4.428
WAL	24.14	20.42	18.12	17.02	15.99	9.84	5.38	3.70	2.91
Mod Dum	12.92	11.91	11.14	10.74	10.34	7.19	4.57	3.28	2.83
Principal Window	Sep08 - Jun35	Sep08 - Jun35	Sep08 - Jun35	Sep08 - Jun35	Sep08 - Jun35	Sep08 - Jun35	Sep08 - Oct11	Sep08 - Aug09	May08 - Sep08
Prepay	100 PSA	200 PSA	250 PSA	275 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA

Treasury Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	3.698	3.982	4.025	4.091	4.258	4.470

00158

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON LLC (CSFB) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assets has not been independently verified by CSFB. CSFB is not acting as agent for the Issuer or its affiliates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFB makes no representation that the above referenced security will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to *registration or qualification under the securities laws of such jurisdiction.* The securities may not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securities.